CONFIDENTIAL TREATMENT REQUESTED
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.
As confidentially submitted to the Securities and Exchange Commission on December 30, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SIGNAL GENETICS LLC

(to be converted as described herein to
a corporation named)

SIGNAL GENETICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	8071	27-4674207
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Signal Genetics LLC
667 Madison Avenue, 14th Floor
New York, New York 10065
212-486-0040

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive office)

Samuel D. Riccitelli
Chief Executive Officer
Signal Genetics, Inc.
667 Madison Avenue, 14th Floor
New York, New York 10065
212-486-0040

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Daniel I. Goldberg, Esq. Reed Smith LLP 599 Lexington Avenue New York, NY 10022 Telephone: (212) 521-5400 Facsimile: (212) 521-5450	Brad L. Shiffman, Esq. Blank Rome LLP 405 Lexington Avenue New York, NY 10174 Telephone: (212) 885-5000 Facsimile: (212) 885-5001

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(2)
Common Stock, par value $0.01 per share(2)(3)	$		$
Representative’s Warrants(4)		—		—
Shares of Common Stock underlying Representative’s Warrants(2)(5)	$		$
Total	$		$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.
(3)	Includes shares of common stock the underwriters have the option to purchase to cover over-allotments, if any.
(4)	No fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended.
(5)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended. The proposed maximum aggregate offering price of the representative’s warrants is $ , which is equal to 125% of $ (5% of $ ).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2014

         Shares
Common Stock

This is the initial public offering of our common stock.

No public market currently exists for our common stock. We are offering all of the shares of common stock offered by this prospectus. We anticipate that the initial public offering price of our common stock will be between $     and $     per share. We have applied to list our common stock on The NASDAQ Capital Market under the symbol “SGNL.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Summary — Implications of Being an Emerging Growth Company.”

Our business and an investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of information that you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	The underwriters will receive compensation in addition to the underwriting discount. The registration statement, of which this prospectus is a part, also registers for sale warrants to purchase [• ] shares of our common stock to be issued to the representative of the underwriters. We have agreed to issue the warrants to the representative of the underwriters as a portion of the underwriting compensation payable to the underwriters in connection with this offering. See “Underwriting” beginning on page 110 of this prospectus for a description of compensation payable to the underwriters, including a description of the warrants.

We have granted a 45-day option to the underwriters to purchase up to              additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver the shares against payment therefor on or about            , 2014.

Aegis Capital Corp

           , 2014

SignalGenetics™

Collect Bone Marrow Aspirate

Purify MM Plasma Cells

Stabilize, Enrich and isolate RNA

Create Biotinylated, Fluorescently Labeled cRNA

MyPRS® Microarray Analysis

Correlated Risk Level Report Returned to Oncologost

The mission of Signal Genetics™ is to develop, validate and deliver innovative diagnostic services that enable better patient-care decisions.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may specifically authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell our securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted.

For investors outside the United States:  We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside

i

the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of securities and the distribution of this prospectus outside the United States.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe that the data obtained from these industry publications and third-party research, surveys and studies are reliable.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each case included elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our” and “Signal Genetics” refer to Signal Genetics LLC and its consolidated subsidiaries for the periods prior to the consummation of the corporate conversion (as described below), and such terms refer to Signal Genetics, Inc. and its consolidated subsidiaries for the periods after the consummation of the corporate conversion. Except as disclosed in the prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of Signal Genetics LLC and its subsidiaries and do not give effect to the corporate conversion. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of Terms” beginning on page 112 of this prospectus.

Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, we will complete a number of transactions pursuant to which Signal Genetics, Inc. will succeed to the business of Signal Genetics LLC and its consolidated subsidiaries and the members of Signal Genetics LLC will become stockholders of Signal Genetics, Inc. In this prospectus, we refer to such transactions as the corporate conversion.

Signal Genetics, Inc.

Business Overview

We are an emerging commercial stage, molecular diagnostic company focused on providing innovative diagnostic services that help physicians make better-informed decisions concerning the care of their patients suffering from cancer. Our mission is to develop, validate and deliver innovative diagnostic services that enable better patient-care decisions. We were founded in January 2010 and became the exclusive licensee in our licensed field to the renowned research on multiple myeloma performed at the University of Arkansas for Medical Sciences, or UAMS, in April 2010.

Multiple myeloma, or MM, is a hematologic, or blood, cancer that develops in the bone marrow and specifically affects the plasma cells of the bone marrow. Normal plasma cells produce immunoglobins, otherwise known as antibodies, which help the body fight infection and disease. In MM, the normal plasma cells become malignant and inhibit the production of normal blood cells and antibodies, including red blood cells, white blood cells and blood platelets, and crowd the bone marrow with malignant plasma cells, which produce an abnormal antibody called a monoclonal protein, or M protein. The hallmark characteristic of myeloma is a high level of M protein in the blood. MM can also cause soft spots in the bone known as osteolytic lesions. MM is the second most common blood cancer after leukemia and represents approximately 15% of all hematomalignancies. According to the American Cancer Society, or ACS, approximately 22,350 new cases of MM are expected to be diagnosed in the United States in 2013 and approximately 10,710 deaths from MM are expected to occur in the United States in 2013. More Americans will die from MM this year than from any other blood cancer. Although a relatively rare disease, MM is responsible for 2% of all cancer deaths in the United States each year and will kill more Americans than melanoma, the deadliest form of skin cancer. There are an estimated 77,617 people currently living with MM in the United States. The ACS estimates that the lifetime risk in the United States of getting MM is 1 in 149.

To date, there are no known causes of MM. The most significant risk factor for developing MM is age. According to Nature: International Weekly Journal of Science’s supplement on MM published on December 15, 2011 in volume 480, page S-33 through S-80, or Nature’s MM supplement, 96% of MM cases are diagnosed in people older than 45 years of age, and more than 63% are diagnosed in people older than 65 years of age. There are usually no early stage symptoms of MM and a suspicion of a MM diagnosis is often made incidentally through routine blood tests which reveal low numbers of red blood cells and high levels of protein. Once diagnosed, MM is classified into one of three categories in a process known as staging. Staging is the process of determining how widespread or advanced the cancer is. Under the

International Staging System, or ISS, MM is classified into three stages based upon the presence of serum beta-2 microglobulin and serum albumin, which are blood proteins that are measured through a blood test. Staging is the key factor in a physician’s determination of the course of treatment for a patient and that patient’s outlook or prognosis for recovery. Prognosis is typically based on the existence of different signs, symptoms and circumstances. Certain laboratory and clinical findings, or prognostic indicators, provide important information for myeloma, including when treatment should begin and what treatments to use, based upon a patient’s individual risk for relapse. However, those experts caring for MM patients have been faced with a staging system that predates the current era and a large amount of new genomic information that could assist in the staging process. The traditional approach which utilizes cytogenetic techniques, such as karyotyping and fluorescent in-situ hybridization, or FISH, for staging has not been able to accurately stage MM patients or fully assess the risk of relapse and classify MM. A more comprehensive and systematic approach is necessary to meet this unmet medical need.

Our flagship diagnostic service is the Myeloma Prognostic Risk Signature, or MyPRS®. The MyPRS® test is a microarray-based gene expression profile, or GEP, assay that tests for presence of specific groups of genes that can predict low or high level risk of early relapse. The MyPRS® test provides a whole-genomic expression profile of a person’s myeloma. The GEP is a genetic fingerprint of a cancer, with each cancer being unique, just as each fingerprint is unique. Many recent studies show that the GEP of cancerous tumors can help make personalize treatment possible, and our MyPRS® test is the first one to be developed for multiple myeloma according to the 2007 John Shaughnessy paper in the Journal Blood. MyPRS® can be used at the time of initial myeloma diagnosis or when the patient has experienced a relapse to aid physicians in selecting the optimal treatment regime for each patient’s unique condition. Specifically the test helps allow:

•	risk stratification to help distinguish patients with indolent myeloma that may not need treatment from those patients with aggressive MM that requires more aggressive treatment; and
•	identification of important genomic alterations that allow for myeloma sub classification that may affect the specific choice of therapies.

Our Services

We offer our MyPRS® test in our approximately 2,800 square foot state-of-the-art laboratory located in Little Rock, Arkansas, which has been certified under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, to perform high complexity testing. Our test is approved for sale in 48 of the 50 states. We are currently seeking a license in New York for the MyPRS® test, which would enable us to perform MyPRS® testing for patients located in New York. We also plan to apply for licensure in the state of Rhode Island within the next year as we expand our sales organization. We are dedicated to making our extensively validated diagnostic services available to all patients who need them.

In addition, we are exploring, and peer-review studies are being conducted on, the use of our MyPRS® test as an indicator of progression to MM in patients with asymptomatic monoclonal gammopathies, or AMG, the precursor conditions to MM. There is, however, currently no projected timeline for our use of MyPRS® in AMG patients. For a discussion of MyPRS® in AMG patients see “— Market Opportunity,” below.

Over the next 12 to 18 months, we intend to expand our test menu by adding tests that are used to help manage MM patients. There is a broad array of molecular and cytogenetic testing modalities that are utilized in the management of patients with MM, such as conventional cytogenetics, FISH, molecular tests, M protein serum test and flow cytometry (especially in the context of minimum residual disease testing for MM therapy response). We also plan to launch a targeted next generation gene sequencing service to assist our physician customers in further characterizing their MM patients and assisting with identifying the potential to use targeted therapies based upon the specific genetic mutations of their patients’ tumors. It is our intent to add such complementary services to our proprietary MyPRS® franchise to provide a more comprehensive suite of tests for our oncologist customers and their patients.

Market Opportunity

Over the past several decades, improved awareness and diagnostic testing technologies have led to an increase in the early diagnosis of cancer. Although the goals of these efforts were to decrease cancer mortality, national data demonstrate significant increases in early-stage disease, without a proportional decline in later-stage disease. What has emerged amongst clinicians and researchers has been an appreciation of the complexity of cancer. Cancers are heterogeneous and do not follow a uniform course. In some cases, cancer can lead to severe disease and death, and in other cases can be indolent. Unfortunately, identifying those patients who will likely die of something other than their particular cancer diagnosis is difficult.

Before 1990, treatment of MM was limited to the use of melphalan (a chemotherapeutic agent) and prednisone (a steroid), which were of marginal effectiveness. In 1986, high dose dexamethasone (a corticosteroid), which is used to induce plasma cell lysis, was introduced and in the early 1990s, induction therapy with vincristine, doxorubicin (a chemotherapeutic agent) and dexamethasone, followed by stem cell transplant after high dose melphalan was introduced and resulted in longer term remissions but patients always relapsed. Then, in 1999, thalidomide was added to existing regimens for MM. The first clinicians to attempt the use of thalidomide in the treatment of MM were at the UAMS. The initial use of thalidomide ultimately led to the development of Revlimid®, Celgene’s blockbuster drug that is now part of most front-line therapies for the treatment of MM. In 2006, Velcade® was approved and added to existing regimens. Thalomid®, Revlimid® and Velcade® are now considered cornerstones of therapy in addition to stem cell transplant after bone marrow ablation.

Although new treatments for patients with MM have become available over the last 10 years, their use has not resulted in uniformly better outcomes, such as overall survival. In part, this is because MM is a disease with significant tumor heterogeneity at the molecular level. Specialists in MM have long recognized the need for diagnostic tests that accurately identify the mutations and genotype of each patient with MM in order to allow risk stratification, predict prognosis and response to treatment. Because it is impossible to use classic staging modalities such as clinical factors and cell morphology (the microscopic review of tumor material by a pathologist) to classify MM, physicians have used plasma cell labeling indices, chemical markers, imaging studies and genetic abnormalities at the chromosomal level (e.g., cytogenetics) to improve their ability to predict prognosis. Unfortunately, these tests provide limited information as to a particular MM patient’s prognosis and response to treatment. With the use of MyPRS® GEP, it has become possible to go beyond morphological and chromosomal level analysis and identify the individual MM genomic profile of each individual patient.

Unlike many forms of cancer, multiple myeloma is often asymptomatic, even in advanced stages. MM begins as a precursor condition known as monoclonal gammopathy of undetermined significance, or MGUS. It is estimated that more than 3% of the population of the United States 50 years of age or older have MGUS. Characterized by an excess of particular immunoglobulins or M proteins in the serum or urine with less than 10% plasma cells in the bone marrow, MGUS is not itself harmful to health. But every year, 1% of MGUS patients will develop MM.

Aside from the precursor condition MGUS, MM exists on a spectrum from asymptomatic or ‘smoldering’ multiple myeloma, or AMM, to full-blown MM. Collectively, these precursor conditions, MGUS and AMM are referred to as AMG. Preventative treatment of every AMG patient is not a viable option. As noted in The Disperenzieri paper (Blood October 2013), along with the prohibitive expense, many doctors worry that they could do more harm than good if they treat otherwise healthy people, the vast majority of whom will never develop MM. A 1988 clinical study discussed in Nature’s MM supplement, using the best treatments available at the time, concluded that treating patients even at the smoldering stage caused unnecessary side effects with no impact on survival time.

The applicability of our test for use in predicting MM progression from AMG could create a substantial increase in the potential patient population eligible for MyPRS® testing and as such represents an important pillar of our growth strategy. As a specialty focused diagnostic laboratory company, we hope for such opportunities to expand our service offerings for the benefit and convenience of physicians and patients.

Our Competitive Strengths

Differentiated value proposition of the MyPRS® test

We believe the MyPRS® test is one of the most extensively validated molecular prognostic assays on the market today. There are more than 30 peer-reviewed scientific publications that substantiate the clinical validity and utility of the MyPRS® test. MyPRS® is the only GEP-based prognostic assay commercially available in the United States to determine which patients have a high-risk form of MM.

Additionally, the MyPRS® test provides oncologists with the molecular subtype of each patient’s particular form of MM. Molecular subtypes can be used to further stratify the level of risk severity of a patient’s MM as well as assist the physician in choosing the most appropriate therapy while potentially avoiding therapies that may be less beneficial or harmful.

Furthermore, MyPRS® provides a virtual karyotype (a characterization of the chromosomal complement of an individual or a species, including number, form and size of the chromosomes), that can identify cytogenetic abnormalities in patients with MM. The accuracy of this method was validated against a range of conventional cytogenetic techniques and was shown to have an accuracy of up to 89%. Certain cytogenetic abnormalities are commonly used, along with clinical and cell biology parameters in the traditional work up of MM patients for determining disease stage and to help guide therapy decisions for patients. The virtual karyotype algorithm in MyPRS® was designed to be an alternative to conventional methods that can be time consuming, expensive, subjective and can often fail to provide results due to the difficulties encountered when attempting to culture myeloma cells.

Relationship with University of Arkansas, leader in the study and treatment of MM

We are the exclusive licensee to the intellectual property developed at UAMS’s Myeloma Institute for Research and Therapy, or MIRT, in our licensed field. MIRT is one of the largest centers in the world dedicated solely to MM and related diseases as well as to prevention and management of treatment related consequences, including myelodysplastic syndrome (MDS) and acute myelogenous leukemia (AML). UAMS developed a novel “Total Therapy” Approach, designed as a first line treatment for MM that includes a full array of treatment modalities. This approach is considered, by many in the oncology community, to have achieved positive results, particularly in patients diagnosed with low-risk MM who are treated at UAMS MIRT. A number of treatment improvements for myeloma patients were first discovered at MIRT. The physicians at MIRT routinely utilize our MyPRS® test to identify patients who may be eligible for provision of “total therapy.”

We are the exclusive provider of GEP based testing to UAMS. UAMS has a thirty-year history of clinical and research knowledge and experience. UAMS has treated more than 10,000 patients since the program’s inception in 1989. UAMS has amassed more than 10,000 gene array samples, many of which were used to discover and validate the MyPRS® test. More than 90% of patients who are treated at UAMS continue to be actively followed by UAMS over the course of their lifetime — many patients have been followed for more than 20 years.

Because of our exclusive relationship with UAMS, we are uniquely positioned to benefit from the breadth of clinical research and expertise developed at UAMS. We intend to continue to use this relationship to improve our MyPRS® test and develop additional indications for the MyPRS® test, as well as additional tests. Our relationship with UAMS also provides us with credibility within the oncology community beyond that related to the MyPRS® validation we have received in published articles, and we benefit from this association in our pursuit of additional collaborations with leading universities and research institutions.

Our substantial proprietary estate that protects our exclusive access to the MyPRS® test

As of October 4, 2013, we license, or own outright, ten (10) issued patents and twenty-six (26) pending patent applications, many of which protect and defend our exclusive ability to market the MyPRS® test as well as additional proprietary tests and treatments. We also have six registered U.S. trademarks to further differentiate our products and services in the marketplace.

There are four issued U.S. patents related to the MyPRS® test, which form the basis of our right to exclude others from practicing the MyPRS® test. The patents claim methods of gene expression-based classification for multiple myeloma using RNA from plasma cells, methods of identifying groups of genes that can distinguish normal and multiple myeloma plasma cells by isolating RNA from CD138 positive plasma cells and identifying differentially expressed genes, methods of diagnosing multiple myeloma by examining mRNA levels or chromosomal translocations of particular genes from plasma cells, and methods of determining the prognosis of a multiple myeloma patient by determining the copy number of the CKS1B gene in plasma cells. CKS1B is one of the genes in the 70 gene signature.

In addition to the issued U.S. patents, we have several pending patent applications in the U.S. and abroad directed to other aspects of the MyPRS® test. For example, one U.S. application, along with Canadian and European counterpart applications, describes the full 70 gene signature used in the MyPRS® test. Another pending U.S. application provides methods of prognosing subjects with MGUS using the 70 gene signature. We fully expect that additional advances will come out of our ongoing work and form the basis of additional intellectual property to protect and refine the MyPRS® test, through new patent filings, trademarks, trade secrets, and copyrights.

Focus on the leading academic hospitals in the United States where a large portion of MM patients are treated

We currently focus our sales efforts exclusively on leading academic research hospitals and clinics throughout the United States. Given our limited selling and marketing capabilities, focusing our sales efforts on these academic research hospitals and clinics provides an efficient way to reach the largest segment of MM patients with our limited resources. Selling into academic research hospitals and clinics is a complex process that requires technical knowledge and the ability to engage in discourse to convince technical and administrative stakeholders to adopt new diagnostic tests or therapies. Our current sales person is well versed in the science and technology behind our MyPRS® test. We will continue to grow our sales force with expertise necessary to interface successfully with these institutions.

The extensive scientific evidence that substantiates the MyPRS® test is a key enabler for our sales effort that affords us access to the thought leaders within these institutions. The relationships that we build with the thought leaders at leading academic hospitals is a direct result of the quality of our science and the quality of our services and helps to secure continued access to these accounts and the MM patients they treat. It also affords us the opportunity to expand our offerings as we add additional services to our test menu.

Early success in establishing positive reimbursement coverage for MyPRS®

We successfully obtained a positive Local Coverage Determination, or LCD, in March 2011 from the Arkansas Medicare Administrative Contractor, or MAC, which at the time was Pinnacle Medical Services for MyPRS®. The current MAC is Novitas Health Solutions. We have also received reimbursement approval with Blue Cross Blue Shield of Arkansas and we are an in-network provider to their patient population. We anticipate that with additional hiring of managed care professionals, we will be able to achieve positive coverage determinations with a majority of the major third-party payors in the United States. However, those efforts may take quite some time and may not be successful.

Experienced oncology-centered laboratory and clinical trial services

Our specimens are tested and interpreted by highly qualified oncology-focused laboratory professionals with more than 56 years of cumulative experience with gene expression-based diagnostic testing technology. Because our clinical staff is highly specialized in oncology, we are better positioned to consult with our oncologist customers to help them derive maximum value from the diagnostic and prognostic data generated by our tests.

Our Growth Strategy

Our goal is to deliver innovative diagnostic services that enable physicians to make better-informed treatment decisions regarding the care of their cancer patients. We intend to do this by:

•	Expanding the U.S. market penetration of our MyPRS test by increasing the geographic coverage of our sales force which currently consists of one employee;
•	Broadening the base of healthcare insurance companies that have approved reimbursements for MyPRS
•	Expanding the diagnostic indications for MyPRS to include AMG, the precursor condition to MM;
•	Establishing partnerships with other reference laboratories to expand the market reach for MyPRS;

•	Pursuing collaborations with pharmaceutical companies who focus on developing therapies to treat MM and its precursor disease;
•	Expanding our information technology infrastructure to further improve our customer service experience;
•	Continuing to leverage our relationship with UAMS via our exclusive license agreement;
•	Expanding our test offering with the addition of conventional tests used by physicians who care for MM patients;
•	Pursuing additional collaborations and in-licensing to expand our service offering; and
•	Continuing to reduce the costs associated with the development, manufacture and interpretation of our proprietary genomic tests and services.

Risks

Our business and our ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should carefully consider the following risks, which are discussed more fully in “Risk Factors” beginning on page 13 of this prospectus.

•	We are an early stage company with a limited commercial history and a history of net losses; we expect to incur net losses in the future, and we may never achieve sustained profitability.
•	We many need to raise additional financing to meet our liquidity requirements, including approximately $25.4 million to repay outstanding indebtedness due on demand.
•	If our CLIA certificate or any other required license or certification is lost, suspended or restricted, we may not be able to perform or get paid for any lab tests, temporarily or permanently.
•	A small number of test ordering sites account for most of the sales of our tests and services. If any of these sites orders fewer tests from us for any reason, our revenues could decline.
•	Our business depends on our ability to successfully develop and commercialize novel cancer diagnostic tests and services, which is time consuming and complex, and our development efforts may fail.
•	If we are unable to obtain regulatory clearance or approvals in the United States or if we experience delays in receiving clearance or approvals, our growth strategy may not be successful and our business may not be viable.
•	If we are unable to execute our marketing strategy for our cancer diagnostic tests and are unable to gain acceptance in the market, we may be unable to generate sufficient revenue to sustain our business.
•	We rely on a limited number of third parties for manufacture and supply of all of our laboratory instruments, tests and materials, and we may not be able to find replacement suppliers or manufacturers in a timely manner in the event of any disruption, which could adversely affect our business.
•	If our sole laboratory facility becomes damaged or inoperable, or we are required to vacate the facility, our ability to provide services and pursue our research and development efforts may be jeopardized.
•	We expect to continue to incur significant expenses to develop and market our diagnostic tests, which could make it difficult for us to achieve and sustain profitability.
•	If pathologists and oncologists decide not to order our diagnostic tests, we may be unable to generate sufficient revenue to sustain our business.

•	We depend on certain collaborations with third parties for the supply of certain tissue samples and biological materials that we use in our research and development efforts. If the costs of such collaborations increase after we complete our initial public offering or our third-party collaborators terminate their relationship with us, our business may be materially harmed.
•	Our inability to attract, hire and retain a sufficient number of qualified sales professionals would hamper our ability to increase demand for our tests, to expand geographically and to successfully commercialize any other diagnostic tests or services we may develop.
•	We outsource our billing and collections to a third-party provider. Our provider may fail in their duties to us and thereby reduce our cash collections and harm our business.
•	Healthcare policy changes, including recently enacted legislation reforming the U.S. health care system, may have a material adverse effect on our financial condition, results of operations and cash flows.
•	Our commercial success could be compromised if third-party payors, including managed care organizations and Medicare, do not provide coverage and reimbursement, breach, rescind or modify their contracts or reimbursement policies or delay payments for our molecular diagnostic tests.
•	We depend on Medicare and a limited number of private payors for a significant portion of our revenues and if these or other payors stop providing reimbursement or decrease the amount of reimbursement for our tests, our revenues could decline.
•	If the FDA were to begin requiring approval or clearance of our tests, we could incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval or we could experience decreased demand for, or reimbursement of, our tests.
•	If we were required to conduct additional clinical trials prior to continuing to offer our proprietary MyPRS® test or any other tests that we may develop as LDTs, those trials could lead to delays or failure to obtain necessary regulatory approval, which could cause significant delays in commercializing any future tests and harm our ability to achieve sustained profitability.
•	If we are unable to maintain intellectual property protection, our competitive position could be harmed.
•	Our rights to use technologies licensed from third parties are not fully within our control, and we may not be able to sell our diagnostic tests and other services if we lose our existing rights or cannot obtain new rights on reasonable terms.
•	Following the offering, we will be classified as a “controlled company” and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
•	Our majority member who will become our majority stockholder will have the ability to control significant corporate activities after the completion of this offering and our majority stockholder’s interests may not coincide with yours.
•	The NASDAQ Capital Market may not list our securities for quotation on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
•	Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.
•	We have identified a material weakness in our internal control over financial reporting. If our internal control over financial reporting is not effective, we may not be able to accurately report our financial results or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

Our Status as a Controlled Company

After our initial public offering, LeBow Alpha LLLP, or LeBow Alpha, will control [•  ]% of the voting power of our outstanding common stock. Our Chairman, Mr. LeBow, is the sole member and has sole voting and dispositive power of LeBow Alpha. As a result of this ownership, Mr. LeBow will have the ability to control the outcome of matters submitted to our stockholders for approval for the foreseeable future, including the election of our directors, as well as the overall management and direction of our company. Because Mr. LeBow controls a majority of our outstanding voting power, we are a “controlled company” under the corporate governance rules for NASDAQ-listed companies. Therefore, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. In light of our status as a controlled company, our board of directors has determined not to have an independent nominating function and to have the full board of directors be directly responsible for compensation matters and for nominating members of our board.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
•	reduced disclosure obligations regarding executive compensation; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700.0 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of the extended transition period for complying with new or revised accounting standards. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Corporate Information

We were founded in New York as a Delaware limited liability company in January 2010 under the name Myeloma Health LLC. Signal Genetics LLC was formed as a Delaware limited liability company in December 2010. Effective January 1, 2011, substantially all of the member interests in Myeloma Health LLC were exchanged for member interests in Signal Genetics LLC and Myeloma Health LLC became a wholly-owned subsidiary. Prior to the closing of this offering, Signal Genetics LLC will convert from a Delaware limited liability company to a Delaware corporation. We refer to this as the corporate conversion. In connection with the corporate conversion, each unit of Signal Genetics LLC will be converted into shares of common stock of Signal Genetics, Inc., the members of Signal Genetics LLC will become stockholders of Signal Genetics, Inc. and Signal Genetics, Inc. will succeed to the business of Signal Genetics LLC and its consolidated subsidiaries. See “Corporate Conversion” for further information regarding the corporate conversion.

Our principal executive offices are located at 667 Madison Avenue, 14th Floor, New York, New York 10065, and our telephone number is (212) 486-0040. We currently intend to relocate our principal executive offices to San Diego, California upon completion of this offering. Our website address is www.signalgenetics.com. Information contained in our website does not form part of the prospectus and is intended for informational purposes only.

THE OFFERING

Issuer
Signal Genetics, Inc.
Common stock offered by us
shares (or shares if the underwriters exercise their over-allotment option in full).
Over-allotment option
The underwriters have an option for a period of 45 days to purchase up to additional shares of our common stock to cover over-allotments, if any.
Common stock to be outstanding immediately after this offering shares. If the underwriters’ over-allotment option is exercised in full, the total number of shares of common stock outstanding immediately after this offering would be .
Use of Proceeds
We intend to use the net proceeds received from this offering to fund continued clinical development of AMG indication for our MyPRS® test and for expansion of our sales organization, the establishment of our San Diego corporate headquarters, the hiring of an executive team to manage and grow our business, including a Chief Financial Officer and a Chief Commercial Officer, and working capital and general corporate purposes. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities. See “Use of Proceeds” on page 46.
Representative’s warrants
The registration statement of which this prospectus is a part also registers for sale warrants to purchase [• ] shares of our common stock to the representative of the underwriters as a portion of the underwriting compensation payable to the underwriters in connection with this offering. The warrants will be exercisable for a four-year period commencing one year following the closing of this offering at an exercise price of $[• ] (125% of the initial public offering price of the common stock). Please see “Underwriting — Representative’s Warrants” for a description of these warrants.
Principal stockholder
Upon completion of this offering, LeBow Alpha will continue to own a controlling interest in us. Accordingly, we currently intend to continue to avail ourselves of the “controlled company” exemption under the corporate governance rules of The NASDAQ Capital Market.
Risk Factors
See “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our securities.
Proposed symbol and listing
We have applied for listing of our common stock on The NASDAQ Capital Market under the symbol “SGNL.”

Unless we indicate otherwise, the number of shares of our common stock outstanding after this offering is based on 72,500 Class A and 41,058 Class B units of Signal Genetics LLC outstanding as of [•], 2014 and:

•	reflects the consummation of the corporate conversion, pursuant to which all of the outstanding Class A and Class B units of Signal Genetics LLC will be automatically converted into shares of our common stock all at a ratio of ;

•	reflects the conversion of $ aggregate principal amount of debt into shares of our common stock, or the debt conversion;
•	shares of our common stock reserved for issuance upon exercise of options outstanding as of [•], 2014, at a weighted average exercise price of per share, assuming the conversion of all such options into options to purchase shares of our common stock at a ratio of ; and
•	excludes shares of our common stock reserved for future issuance under the new equity incentive plan we intend to adopt in connection with this offering.

Unless specifically stated otherwise, the information in this prospectus:

•	assumes completion of the corporate conversion and debt conversion;
•	assumes no exercise by the underwriters of their option to purchase up to an additional shares of common stock to cover over-allotments, if any;
•	assumes no exercise of the warrants granted to Aegis Capital Corp. upon completion of this offering; and
•	assumes an initial public offering price of $ per share, which is the midpoint of the range set forth on the front cover of this prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary statement of operations data for the fiscal years ended December 31, 2011 and 2012 derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data for the nine months ended September 30, 2013 and 2012, and as of September 30, 2013, are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and are not indicative of results to be expected for the full year. Our financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States. The results indicated below are not necessarily indicative of our future performance. You should read this information together with the sections entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
Statement of Operations Data:
Net revenue	$4,406,042	$1,915,627	$3,225,881	$3,341,902
Operating expenses:
Cost of revenue	2,897,895	2,390,370	1,803,387	2,290,322
Selling and marketing	1,469,534	612,896	364,980	1,438,875
General and administrative	2,988,091	2,589,787	1,681,607	2,244,474
Research and development	225,378	103,317	78,697	221,545
Total operating expenses	7,580,898	5,696,370	3,929,171	6,195,216
Operating loss	(3,174,856)	(3,780,743)	(703,290)	(2,853,314)
Interest expense	(1,571,054)	(561,029)	(1,486,133)	(1,131,439)
Loss from continuing operations	(4,745,910)	(4,341,772)	(2,189,423)	(3,984,754)
Net loss from discontinued operations, net of tax benefit of $0	(1,592,945)	(8,492,722)	—	(1,593,448)
Net loss	(6,338,855)	(12,834,494)	(2,189,423)	(5,578,201)
Dividend to member unit holder of Myeloma Health LLC	(390,000)	(140,000)	(240,000)	(300,000)
Net loss attributable to member of Signal Genetics LLC	$(6,728,855)	$(12,974,494)	$(2,429,423)	$(5,878,201)

	As of September 30, 2013
	Actual	Pro Forma(1)	Pro Forma, As Adjusted(2)(3)
Balance Sheet Data:
Cash and cash equivalents	$226,254	$	$
Total assets	2,782,357
Total liabilities	25,781,716
Total members’ deficiency/stockholders’ equity	(22,999,359)

(1)	The pro forma gives effect to (i) the debt conversion and (ii) the corporate conversion.
(2)	The pro forma, as adjusted balance sheet data reflects the items described in footnote (1) above and gives effect to our receipt of estimated net proceeds from the sale of shares of common stock that we are offering at an assumed initial public offering price of the common stock of $ per share, the midpoint of the price range on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, working capital, total assets, additional paid-in capital, and total stockholders’ equity by $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.
(3)	The pro forma as adjusted data is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Any investment in our securities involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus.

Risks Related to our Financial Condition

We are an early stage company with a limited commercial history and a history of net losses; we expect to incur net losses in the future, and we may never achieve sustained profitability.

We have a limited commercial history. Substantially all of our revenue has been derived from our MyPRS® testing services, which were launched in 2011. We have historically incurred substantial net losses. We incurred losses attributable to a member of Signal Genetics LLC of $2.4 million, $6.7 million and $13.0 million for the nine months ended September 30, 2013 and the fiscal years ended December 31, 2012 and 2011, respectively. From our inception in April 2010 through September 30, 2013, we had members’ deficiency of $23.0 million. We expect our losses to continue as a result of ongoing research and development expenses and increased selling and marketing costs. These losses have had, and will continue to have, an adverse effect on our working capital, total assets and members’ equity. Because of the numerous risks and uncertainties associated with our research, development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

As described in Note 1 of our accompanying financial statements, our auditors have issued a going concern opinion on our December 31, 2012 financial statements, expressing substantial doubt that we can continue as an ongoing business for the next twelve months after issuance of their report since the Company is forecasting continued losses and negative cash flows as it funds its selling and marketing activities and research and development programs. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot continue as a viable entity, our stockholders may lose some or all of their investment in us.

We will need to raise additional capital.

As of September 30, 2013, we have total indebtedness of approximately $25.4 million due on demand. We will need to secure additional financing, through this offering or otherwise, to make those payments or obtain further extensions of time. We can provide no assurances that any additional sources of financing will be available to us on favorable terms, if at all. Our forecast of the period of time through which our current financial resources will be adequate to support our operations and the costs to support our general and administrative, selling and marketing and research and development activities are forward-looking statements and involve risks and uncertainties.

We will also need to raise additional capital to expand our business to meet our long-term business objectives. Additional financing, which is not in place at this time, may be from the sale of equity or convertible or other debt securities in a public or private offering, from an additional credit facility or strategic partnership coupled with an investment in us or a combination of both. We may be unable to raise sufficient additional financing on terms that are acceptable to us, if at all. Our failure to raise additional capital and in sufficient amounts may significantly impact our ability to expand our business. For further discussion of our liquidity requirements as they relate to our long-term plans, see the section entitled “Liquidity and Capital Resources — Capital Resources and Expenditure Requirements”.

Risks Related to our Business

If we are unable to obtain adequate coverage and reimbursement for our tests, it is unlikely that our tests will gain widespread acceptance.

Maintaining and growing revenues from MyPRS® depends on the availability of adequate coverage and reimbursement for our tests from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs. Healthcare providers that order diagnostic services such as MyPRS® generally expect that those diagnostic services are covered and reimbursed by third-party payors for all or part of the costs and fees associated with the diagnostic tests they order. If such diagnostic tests are not covered and reimbursed then their patients may be responsible for the entire cost of the test, which can be substantial. Therefore, healthcare providers generally do not order tests that are not covered and reimbursed by third-party payors in order to avoid subjecting their patients to such financial liability. The existence of adequate coverage and reimbursement for the procedures performed with MyPRS® by government and private insurance plans is central to the acceptance of MyPRS® and any future services we provide. During the past several years, third-party payors have undertaken cost-containment initiatives including different payment methods, monitoring healthcare expenditures, and anti-fraud initiatives. In addition, CMS, which administers the Medicare program, has taken the position that the algorithm portion of multi-analyte algorithm assays such as MyPRS® is not a clinical lab test and is therefore not reimbursable under the Medicare program. Although this position is only applicable to tests with a CMS determined national payment amount, it is possible that the local Medicare Administrative Contractors, or MACs, who make coverage and payment determinations for tests like MyPRS® may adopt this policy and reduce payment for MyPRS®. If that were to happen, reimbursement might be made for each gene used in the MyPRS® test and coverage and the amount of reimbursement for the genes we use in MyPRS® would be uncertain. We may not be able to achieve or maintain profitability if third-party payors deny coverage or reduce their current levels of payment, or if our costs of production increase faster than increases in reimbursement levels. Further, many private payors use coverage decisions and payment amounts determined by CMS, as guidelines in setting their coverage and reimbursement policies. Future action by CMS or other government agencies may diminish payments to clinical laboratories, physicians, outpatient centers and/or hospitals. Those private payors that do not follow the Medicare guidelines may adopt different coverage and reimbursement policies for MyPRS® and coverage and the amount of reimbursement under those polices is uncertain. For some governmental programs, such as Medicaid, coverage and reimbursement differ from state to state, and some state Medicaid programs may not pay an adequate amount for MyPRS® if any payment is made at all. As the portion of the U.S. population over the age of 65 and eligible for Medicare continues to grow, we may be more vulnerable to coverage and reimbursement limitations imposed by CMS. Furthermore, the healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers. Therefore, we cannot be certain that our services will be reimbursed at a level that is sufficient to meet our costs.

A small number of test ordering sites account for most of the sales of our tests and services. If any of these sites orders fewer tests from us for any reason, our revenues could decline.

Due to the early stage nature of our business and our limited selling and marketing activities to date, we have historically derived a significant portion of our revenue from a limited number of test ordering sites. In particular, the most significant portion of our revenue is generated from our MyPRS® test services provided at our clinical lab in Little Rock, Arkansas for the University of Arkansas Medical School, or UAMS. This one customer represented 84% of our revenue for the nine months ended September 30, 2013, 86% of our revenue for the year ended December 31, 2012 and 80% of our revenue for the year ended December 31, 2011. Accounts receivable sourced from or through UAMS at September 30, 2013, and at December 31, 2012 and 2011, accounted for approximately 67%, 85% and 88%, respectively.

Our test ordering sites are largely hospitals and cancer centers. Oncologists and pathologists at these sites order the tests on behalf of their oncology patients or as part of a clinical trial sponsored by a pharmaceutical company in which the patient is enrolled. We generally do not enter into formal written agreements with such test ordering sites and, as a result, we may lose the business of any of these test ordering sites at any time.

There is a scarcity of experienced professionals in our industry. If we are not able to retain and recruit personnel with the requisite technical skills, we may be unable to successfully execute our business strategy.

The specialized nature of our industry results in an inherent scarcity of experienced personnel in the field. Our future success depends upon our ability to attract and retain highly skilled personnel (including medical, scientific, technical, commercial, business, regulatory and administrative personnel) necessary to support our anticipated growth, develop our business and perform certain contractual obligations. Given the scarcity of professionals with the scientific knowledge that we require and the competition for qualified personnel among life science businesses, we may not succeed in attracting or retaining the personnel we require to continue and grow our operations. The loss of a key employee, the failure of a key employee to perform in his or her current position or our inability to attract and retain skilled employees could result in our inability to continue to grow our business or to implement our business strategy.

We will need to generate significant revenues to become and remain profitable.

We intend to increase our operating expenses substantially as we add sales representatives to increase our geographic sales coverage, increase our marketing capabilities, conduct clinical trials and increase our general and administrative functions to support our growing operations. We will need to generate significant sales to achieve and maintain profitability and we might not be able to do so. Even if we do generate significant sales, we might not be able to become profitable or sustain or increase profitability on a quarterly or annual basis in the future. If our sales grow more slowly than we anticipate or if our operating expenses exceed our expectations, our financial performance will likely be adversely affected.

If we are unable to increase sales of our laboratory tests and services or to successfully develop and commercialize other indications for our proprietary tests, our revenues will be insufficient for us to achieve profitability.

Our revenue is derived primarily from our laboratory testing services. We currently offer our MyPRS® test through our CLIA-accredited and state licensed laboratory. MyPRS® is not assigned a specific CPT code, but the MAC and BCBS of Arkansas have established a specific payment amount for the test, which is billed under a nonspecific code. We are in varying stages of research and development for other diagnostic tests that we may offer. We do not currently offer any other testing services. If we are unable to increase sales of MyPRS® or to successfully develop and commercialize other diagnostic tests, we will not produce sufficient revenues to become profitable. Our laboratory testing services are expensive and may be a negative factor for reimbursement.

Our business depends on our ability to successfully develop and commercialize novel cancer diagnostic tests and services, which is time consuming and complex, and our development efforts may fail.

Our current business strategy focuses on discovering, developing and commercializing molecular diagnostic tests and services. We believe the success of our business depends on our ability to fully commercialize our existing diagnostic tests and services and to develop and commercialize new diagnostic tests. In particular, it is essential to our business strategy that we expand the indications for use of MyPRS®. The first additional indications for which we hope MyPRS® will be used include MGUS and AMM. Collectively, these precursor conditions are referred to as AMG. However, we may be unsuccessful and MyPRS® may never be used for these indications. We may not succeed because it may never be accepted by the oncologist community, third-party payors may not pay for it, and the recent peer-reviewed publication that could support these indications for MyPRS® may not be sufficient to drive adoption support coverage and reimbursement and the results may not be duplicated in additional studies.

In addition, prior to commercializing our diagnostic tests, we must undertake time-consuming and costly development activities, sometimes including clinical studies, and obtain regulatory clearance or approval, which may be denied. This development process involves a high degree of risk, substantial expenditures and will occur over several years. Our development efforts may fail for many reasons, including:

•	failure of the tests at the research or development stage;
•	difficulty in accessing archival tissue samples, especially tissue samples with known clinical results; or

•	lack of clinical validation data to support the effectiveness of the test.

Tests that appear promising in early development may fail to be validated in subsequent studies, and even if we achieve positive results, we may ultimately fail to obtain the necessary regulatory clearances, approvals or coverage and reimbursement. There is substantial risk that our research and development projects will not result in commercially viable tests, and that success in early clinical trials will not be replicated in later studies. At any point, we may abandon development of a test or be required to expend considerable resources repeating clinical trials, which would adversely impact our ability to generate revenues from that test. In addition, as we develop tests, we will have to make significant investments in research, development and marketing resources. If a clinical validation study of a particular test fails to meet its endpoint, we might choose to abandon the development of that test. Further, our ability to develop and launch diagnostic tests will likely depend on our receipt of additional funding beyond that obtained by this IPO. If our discovery and development programs yield fewer commercial tests than we expect, we may be unable to execute our business plan, which may adversely affect our business, financial condition and results of operations.

We may acquire other businesses or form joint ventures or make investments in other companies or technologies that could harm our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

As part of our business strategy, we may pursue acquisitions of businesses and assets. We also may pursue strategic alliances and joint ventures that leverage our core technology and industry experience to expand our offerings or distribution. For example, we may seek to purchase or license proprietary tests for other cancer indications or tests that complement our current offering for MM patients. We have limited experience with acquiring other companies and limited experience with forming strategic alliances and joint ventures. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. Integration of an acquired company also may disrupt ongoing operations and require management resources that would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.

To finance any acquisitions or joint ventures, we may choose to issue shares of our common stock as consideration, which would dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

If we are unable to obtain regulatory clearance or approvals in the United States or if we experience delays in receiving clearance or approvals, our growth strategy may not be successful and our business may not be viable.

We currently offer our proprietary laboratory services in our CLIA-accredited laboratory. Because we currently offer these tests and services solely for use within our laboratory, we believe we may market the tests as Laboratory Developed Tests, or LDTs. Under current FDA enforcement policies and guidance, LDTs generally do not require FDA premarket clearance or approval before commercialization, and we have marketed our LDTs on that basis. The FDA may, in the future, change this regulatory policy and require pre-market approvals for LDTs, on PMAs. We may be unable to achieve pre-market approvals for our tests, which could make it impossible for us to market our services legally, which would mean our business may not be viable.

If we are unable to execute our marketing strategy for our cancer diagnostic tests and are unable to gain acceptance in the market, we may be unable to generate sufficient revenue to sustain our business.

We are an early-stage company and have engaged in only limited selling and marketing activities for MyPRS®. There is not currently widespread awareness or adoption of our MyPRS® testing system. Although we believe that MyPRS® represents a promising commercial opportunity, it may never gain significant acceptance in the marketplace and therefore may never generate substantial revenue or profits for us. This is also true for any additional diagnostic tests we may market. We will need to establish a market for our diagnostic tests and build that market through physician education and awareness programs. Gaining acceptance in medical communities requires publication in leading peer-reviewed journals of results from studies using our tests. The process of publication in leading medical journals is subject to a peer review process and peer reviewers may not consider the results of our studies sufficiently novel or worthy of publication. Failure to have our studies published in peer-reviewed journals would limit the adoption of our tests and future coverage and reimbursement decisions for our tests could be negatively affected.

Our ability to successfully market the diagnostic tests that we may develop will depend on numerous factors, including:

•	whether healthcare providers believe our diagnostic tests are clinically useful;
•	whether the medical community accepts that our diagnostic tests are sufficiently sensitive and specific to be meaningful in patient care and treatment decisions; and
•	whether health insurers, government health programs and other third-party payors will cover and pay for our diagnostic tests and, if so, whether they will adequately reimburse us.

If any of these do not occur, we could fail to achieve widespread market acceptance of our diagnostic tests and our business would be materially harmed, as would our financial condition and results of operations.

If we cannot develop tests to keep pace with rapid advances in technology, medicine and science, our operating results and competitive position could be harmed.

In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of cancer. There are several new cancer drugs under development that may increase patient survival time. There have also been advances in methods used to analyze very large amounts of genomic information. We must continuously develop new tests and enhance our existing tests to keep pace with evolving standards of care. Our tests could become obsolete unless we continually innovate and expand them to demonstrate benefit in patients treated with new therapies. New cancer therapies typically have only a few years of clinical data associated with them, which limits our ability to perform clinical studies and correlate sets of genes to a new treatment’s effectiveness. We plan to use part of the proceeds to fund continued clinical development of the AMG indication for our MyPRS® test. We may experience research and development, regulatory, market or other difficulties that could delay or prevent our introduction of new or enhanced tests. The research and development process generally takes a significant amount of time from design stage to product launch, and we may have to abandon a test in which we have devoted substantial resources and time. We cannot be certain that any tests we seek to develop will prove to be effective; that we will be able to obtain, in a timely manner or at all, necessary regulatory approvals; that the tests we develop can be provided at acceptable costs, with appropriate quality or that they will be covered or reimbursed; or that, if developed, these tests will be successfully marketed and achieve community acceptance. If we cannot adequately demonstrate the applicability of our tests to new treatments, sales of our tests and services could decline, which would have a material adverse effect on our business, financial condition and results of operations.

If our tests do not continue to perform as expected, our operating results, reputation and business will suffer.

Our success depends on the market’s confidence that we can continue to provide reliable, high-quality diagnostic tests. We believe that our customers are likely to be particularly sensitive to test defects and errors, such as false positive or false negative results which could affect the patient’s eventual diagnosis and/or treatment. As a result, the failure of our tests or services to perform as expected would significantly impair our reputation and the public image of our tests and services, and we may be subject to legal claims arising from any defects or errors.

We may implement a product recall or voluntary market withdrawal of MyPRS® due to test defects or enhancements and modifications, which would significantly increase our costs.

The marketing of MyPRS® and any future diagnostic tests that we may develop involves an inherent risk that such tests may prove to be defective. In that event, we may voluntarily implement a market withdrawal of such tests or may be required to do so by a regulatory authority. A recall of MyPRS® or one of our future diagnostic tests, or a similar product or service offered by another provider, could impair sales of the services we market as a result of confusion concerning the scope of the recall or as a result of the damage to our reputation for quality and safety.

We rely on a limited number of third parties for manufacture and supply of all of our laboratory instruments, tests and materials, and we may not be able to find replacement suppliers or manufacturers in a timely manner in the event of any disruption, which could adversely affect our business.

We rely on third parties for the manufacture and supply of all of our laboratory instruments, equipment and materials, such as reagents, microarray chips and disposable test kits, that we need to perform our specialized diagnostic services, and rely on a limited number of suppliers for certain laboratory materials and some of the laboratory equipment with which we perform our diagnostic services. We do not have long-term contracts with our suppliers and manufacturers that commit them to supply equipment and materials to us. Certain of our suppliers provide us with analyte specific regents, or ASRs, which serve as building blocks in the diagnostic tests we conduct in our laboratory. These suppliers are subject to regulation by the U.S. Food and Drug Administration, or FDA, and must comply with federal regulations related to the manufacture and distribution of ASR products. Because we cannot ensure the actual production or manufacture of such critical equipment and materials, or the ability of our suppliers to comply with applicable legal and regulatory requirements, we may be subject to significant delays caused by interruption in production or manufacturing. If any of our third-party suppliers or manufacturers were to become unwilling or unable to provide this equipment or these materials in required quantities or on our required timelines, we would need to identify and acquire acceptable replacement sources on a timely basis. While we have developed alternate sourcing strategies for the equipment and materials we use, we cannot be certain that these strategies will be effective and even if we were to identify other suppliers and manufacturers for the equipment and materials we need to perform our specialized diagnostic services, there can be no assurance that we will be able to enter into agreements with such suppliers and manufacturers or otherwise obtain such items on a timely basis or on acceptable terms, if at all. If we encounter delays or difficulties in securing necessary laboratory equipment or materials, including consumables, we would face an interruption in our ability to perform our specialized diagnostic services and experience other disruptions that would adversely affect our business, results of operations and financial condition.

If our sole laboratory facility becomes damaged or inoperable, or we are required to vacate the facility, our ability to provide services and pursue our research and development efforts may be jeopardized.

We currently derive substantially all of our revenues from our laboratory testing services. We do not have any clinical reference laboratory facilities outside of our facility in Little Rock, Arkansas. Our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including fire, flooding and power outages, which may render it difficult or impossible for us to perform our tests or provide laboratory services for some period of time. The inability to perform our tests or the backlog of tests that could develop if our facility is inoperable for even a short period of time may result in the loss of customers or harm to our reputation or relationships with collaborators, and we may be unable to regain those customers or repair our reputation in the future. Furthermore, our facilities and the equipment we use to perform our research and development work could be costly and time-consuming to repair or replace, which could further delay our ability to provide our testing services.

Additionally, a key component of our research and development process involves using biological samples and the resulting data sets and medical histories, as the basis for our diagnostic test development. In some cases, these samples are difficult to obtain. If the parts of our laboratory facility where we store these biological samples are damaged or compromised, our ability to pursue our research and development projects, as well as our reputation, could be jeopardized. We carry insurance for damage to our property and the disruption of our business, but this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

Further, if our laboratory became inoperable we may not be able to license or transfer our proprietary technology to a third party, with established state licensure and CLIA accreditation under the scope of which our diagnostic tests could be performed following validation and other required procedures, to perform the tests. Even if we find a third party with such qualifications to perform our tests, such party may not be willing to perform the tests for us on commercially reasonable terms. We may have to reapply for state licensure and CLIA accreditation if we are unable to find a third party with such qualifications.

If we fail to properly manage our anticipated growth, our business could suffer.

Our growth has placed, and will continue to place, a significant strain on our management and on our operational and financial resources and systems. Failure to manage our growth effectively could cause us to over-invest or under-invest, and result in losses or weaknesses. Additionally, our anticipated growth will increase the demands placed on our suppliers, resulting in an increased need for us to carefully monitor for quality assurance. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

Fluctuations in insurance cost and availability could adversely affect our profitability or our risk management profile.

We hold a number of insurance policies, including product liability insurance, property insurance and workers’ compensation insurance. We intend to obtain directors’ and officers’ liability insurance. If the costs of maintaining adequate insurance coverage increase significantly in the future, our operating results and cash flow could be materially adversely affected. Likewise, if any of our current insurance coverage should become unavailable to us or become economically impractical, we would be required to operate our business without indemnity from commercial insurance providers. If we operate our business without insurance, we could be responsible for paying claims or judgments against us that would have otherwise been covered by insurance, which could adversely affect our results of operations or financial condition.

If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenues or achieve and sustain profitability.

Our principal competition comes from the existing mainstream diagnostic methods that pathologists and oncologists use and have used for many years. It may be difficult to change the methods or behavior of the referring pathologists and oncologists to incorporate our molecular diagnostic testing in their practices. However, we believe that we can introduce our diagnostic tests successfully due to their clinical utility and the desire of pathologists and oncologists to find solutions for more accurate diagnosis, prognosis and personalized treatment options for MM and AMG patients. But this is not certain and if the health care providers who are in a position to order our tests do not adopt them, it could adversely affect our business.

We also face competition from companies that currently offer or are developing products to profile genes, gene expression or protein biomarkers in various cancers. Personalized genetic diagnostics is a new area of science, and we cannot predict what tests others will develop that may compete with or provide results superior to the results we are able to achieve with the tests we develop. Our competitors include public companies such as NeoGenomics, Inc., Quest Diagnostics, Abbott Laboratories, Inc., Johnson & Johnson, Roche Molecular Systems, Inc., bioTheranostics, Inc. (part of bioMérieux SA), Genomic Health, Inc., Myriad Genetics Inc., Qiagen N.V., Foundation Medicine, Inc. and Response Genetics, Inc., Cancer Genetics, Inc., and many private companies, including Agendia B.V. Another source of competition comes from other scientific teams attempting to develop GEP signatures utilizing other genes or a subset of the genes utilized in our MyPRS® test. Two groups of note include the French IFM-15 gene signature and the Netherlands EMC-92 gene signature which have been studied by independent groups and compared to the UAMS GEP test, or MyPRS®.

We provide services in a segment of the healthcare industry that is highly fragmented and extremely competitive. Any failure to respond to technological advances and emerging industry standards could impair our ability to attract and retain clients. This industry is characterized by rapid technological change. It is anticipated that competition will continue to increase due to such factors as the potential for commercial applications of biotechnology and the continued availability of investment capital and government funding for cancer-related research. Our competitors may succeed in developing diagnostic tests and/or services that are superior to our tests and technologies, including our pipeline tests. This could render our tests obsolete and, as a result, they might not be ordered, thus impairing the viability of our business.

We expect that pharmaceutical and biopharmaceutical companies will increasingly focus attention and resources on the personalized diagnostic sector as the potential and prevalence increases for molecularly targeted oncology therapies approved by the FDA along with companion diagnostics. For example, the FDA has recently approved two such agents — Xalkori crizotinib from Pfizer Inc. along with its companion anaplastic lymphoma kinase FISH test from Abbott Laboratories, Inc. and Zelboraf vemurafenib from Genentech USA Incorporated and Daiichi-Sankyo Inc. along with its companion B-RAF kinase V600 mutation test from Roche Molecular Systems, Inc. These two recent FDA approvals are only the second and third instances of simultaneous approvals of a drug and companion diagnostic, the first being the 1998 approval of Genentech, Inc.’s Herceptin trastuzumab for HER2 positive breast cancer along with the HercepTest from partner Dako A/S.

We also face competition from companies such as Genoptix, Inc. (a Novartis AG company), Clarient, Inc. (a division of GE Healthcare, a unit of General Electric Company), Bio-Reference Laboratories, Inc., Intergrated Genetics (a LabCorp Specialty Testing Group) and Foundation Medicine, Inc., which offer products or services or have conducted research to develop genetic profiles, or genetic or protein biomarkers for various cancers. Additionally, projects related to cancer genomics have received increased government funding, both in the United States and internationally. As more information regarding cancer genomics becomes available to the public, we anticipate that more products and services aimed at predicting patient outcome as well as identifying targeted treatment options will be developed and that these products and services may compete with the services we offer. In addition, competitors may develop their own versions of our tests in countries where we did not apply for patents or where our patents have not issued and compete with us in those countries, including promoting the use of their test(s) by physicians or patients in other countries.

Many of our present and potential competitors have widespread brand recognition and substantially greater financial and technical resources and development, production and marketing capabilities than we do. Others may develop lower-priced, less complex tests that payors, pathologists and oncologists could view as functionally equivalent to our tests, which could force us to lower the list price of our tests and impact our operating margins and our ability to achieve profitability. In addition, technological innovations that result in the creation of enhanced diagnostic tools may enable other clinical laboratories, hospitals, physicians or medical providers to provide specialized diagnostic services similar to ours in a more patient-friendly, efficient or cost-effective manner than is currently possible. If we cannot compete successfully against current or future competitors, we may be unable to increase market acceptance and sales of our tests, which could prevent us from increasing or sustaining our revenues or achieving or sustaining profitability.

We expect to continue to incur significant expenses to develop and market our diagnostic tests, which could make it difficult for us to achieve and sustain profitability.

In recent years, we have incurred significant costs in connection with the development of our diagnostic tests. For the nine months ended September 30, 2013, our research and development expenses were $79,000, which was 2.4% of our net revenues, and our selling and marketing expenses were $365,000, which was 11.3% of revenue. For the year ended December 31, 2012, our research and development expenses were $225,000, which was 5.1% of our net revenues, and our selling and marketing expenses were $1.5 million, which was 33.4% of revenue. For the year ended December 31, 2011, our research and development expenses were $103,000, which was 5.4% of our net revenues and our selling and marketing expenses were $613,000 million, which was 32.0% of revenue. We expect our expenses to continue to increase, in absolute dollars, for the foreseeable future as we seek to expand the clinical utility of our diagnostic tests, and work to drive adoption of and reimbursement for our diagnostic tests and develop new tests. As a result, we will need to generate significant revenues in order to achieve sustained profitability.

If pathologists and oncologists decide not to order our diagnostic tests, we may be unable to generate sufficient revenue to sustain our business.

To increase awareness and adoption of our molecular diagnostic tests and services, we will need to educate oncologists and pathologists on the clinical utility, benefits and value of each type of test we provide through published papers, presentations at scientific conferences and one-on-one education sessions by members of our sales force. In addition, we will need to assure oncologists and pathologists of our ability to obtain and maintain adequate reimbursement coverage from third-party payors. We may need to hire additional commercial, scientific, technical, selling and marketing and other personnel to support this process. If our educational efforts fail and medical practitioners do not order our diagnostic tests or other tests we may develop, utilization of our tests in sufficient volume for us to achieve sustained profitability or, perhaps, viability, may not be possible.

We depend on certain collaborations with third parties for the supply of certain tissue samples and biological materials that we use in our research and development efforts. If the costs of such collaborations increase after we complete our initial public offering or our third party collaborators terminate their relationship with us, our business may be materially harmed.

Under standard clinical practice in the United States, tumor biopsies removed from patients are chemically preserved, embedded in paraffin wax and stored. Our clinical development relies on our ability to access these archived tumor biopsy samples, as well as information pertaining to their associated clinical outcomes. Other companies often compete with us for access. Additionally, the process of negotiating access to archived samples is lengthy, because it typically involves numerous parties and approvals to resolve complex issues such as usage rights, institutional review board approval, privacy rights, publication rights, intellectual property ownership and research parameters.

We have collaborative relationships with UAMS and other institutions that provide us with tissue samples and other biological materials that we use in developing and validating our tests. We do not have any written arrangement with certain third-party collaborators, and in many of the cases in which the arrangements are in writing, our collaborative relationships are terminable on 30 days’ notice or less. Disagreements or disputes with our collaborators might cause delays or termination of the research, development or commercialization of testing systems or additional test indications, might lead to additional responsibilities or costs to us or might result in litigation or arbitration, any of which could divert management attention and resources and be time-consuming and expensive. If one or more collaborators terminate their relationship with us, we will need to identify other third parties to provide us with tissue samples and biological materials, which could result in a delay in our research and development activities and negatively affect our business. In addition, as we grow, our collaborators that are research and academic institutions will begin to seek additional financial contributions from us, which may negatively affect our results of operations. Potential collaborators may elect not to work with us based on their assessment of our financial, regulatory or intellectual property position. Even if we establish new collaborations, this may not result in the successful development of future testing systems or additional test indications.

The loss of our Chairman or key members of our executive management team could adversely affect our business.

Our success in implementing our business strategy depends largely on the skills, experience and performance of our Chairman of our board of directors, Bennett S. LeBow, key members of our executive management team and others in key management positions, including Samuel D. Riccitelli, our Chief Executive Officer. The collective efforts of each of these persons working as a team will be critical to us as we continue to develop our technologies, tests and research and development and sales programs. As a result of the difficulty in locating qualified new management, the loss or incapacity of existing members of our executive management team could adversely affect our operations. If we were to lose one or more of these key employees, we could experience difficulties in finding qualified successors, competing effectively, developing our technologies and implementing our business strategy. Our Chief Executive Officer, Samuel D. Riccitelli, and our key employee, Ryan Van Laar, Ph.D., have employment agreements. However, the existence of an employment agreement does not guarantee retention of members of our executive management team or our key employees and we may not be able to retain those individuals for the duration of or beyond the end of their respective terms. We do not maintain “key person” insurance on any of our employees except our Chief Executive Officer.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Our inability to attract, hire and retain a sufficient number of qualified sales professionals would hamper our ability to increase demand for our tests, to expand geographically and to successfully commercialize any other diagnostic tests or products we may develop.

Our success in selling our clinical laboratory services, diagnostic tests and any other tests or products that we are able to develop will require us to expand our sales force in the United States and internationally by recruiting additional sales representatives with extensive experience in oncology and close relationships with medical oncologists, surgeons, pathologists and other hospital personnel. To achieve our marketing and sales goals, we will need to substantially expand our sales and commercial infrastructure, with which to date we have had little experience. Sales professionals with the necessary technical and business qualifications are in high demand, and there is a risk that we may be unable to attract, hire and retain the number of sales professionals with the right qualifications, scientific backgrounds and relationships with decision-makers at potential customers needed to achieve our sales goals. We may face competition from other companies in our industry, some of whom are much larger than us and who can pay greater compensation and benefits than we can, in seeking to attract and retain qualified selling and marketing employees. If we are unable to hire and retain qualified selling and marketing personnel, our business will suffer.

Some of our future contract manufacturers and distributors may be located outside of the United States, which may subject us to increased complexity and costs.

In the future we may need to rely on manufacturing or laboratory facilities located outside the United States for our tests. Our MyPRS® and future test sales may be subject to certain risks, including:

•	difficulty in obtaining, maintaining or enforcing intellectual property rights in some countries;
•	local business and cultural factors that differ from our normal standards and practices;
•	foreign currency exchange fluctuations;
•	additional U.S., and new foreign regulatory requirements;
•	impediments to the flow of foreign exchange capital payments and receipts due to exchange controls instituted by certain foreign governments and the fact that local currencies of some countries are not freely convertible;
•	geopolitical and economic instability and military conflicts;
•	difficulties in managing international partners;
•	burdens of complying with a variety of foreign laws and treaties and changes in local laws and regulations, including tax laws;
•	increased financial accounting and reporting burdens;
•	difficulty in enforcing agreements, judgments and arbitration awards in foreign jurisdictions; and
•	adverse economic conditions in any jurisdiction.

These factors could harm our business or results of operations.

If we were sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of our tests could lead to the filing of product liability claims were someone to allege that our tests failed to perform as designed. We may also be subject to liability for errors in the test results we provide to pathologists and oncologists or for a misunderstanding of, or inappropriate reliance upon, the information we provide. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.

Although we believe that our existing product and professional liability insurance is adequate, our insurers may fail to defend us or our insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, or cause current clinical partners and collaborators to terminate existing agreements and potential clinical partners to seek other partners, cause customers to terminate their relationship with us and potential customers to seek alternative testing solutions, any of which could impact our results of operations.

If we use biological and hazardous materials in a manner that causes injury, we could be liable for damages.

Our activities currently require the controlled use of potentially harmful biological materials and hazardous materials and chemicals. We cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject to, on an ongoing basis, federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations may become significant and could have a material adverse effect on our financial condition, results of operations and cash flows. In the event of an accident or if we otherwise fail to comply with applicable regulations, we could lose our permits or approvals or be held liable for damages or penalized with fines.

If we cannot support demand for our tests, including successfully managing the evolution of our technology and manufacturing platforms, our business could suffer.

As our test volume grows, we will need to increase our testing capacity, implement increases in scale and related processing, customer service, billing, collection and systems process improvements and expand our internal quality assurance program and technology to support testing on a larger scale. We will also need additional certified laboratory scientists and other scientific and technical personnel to process these additional tests. Any increases in scale, related improvements and quality assurance may not be successfully implemented and appropriate personnel may not be available. As additional tests are commercialized, we will need to bring new equipment on line, implement new systems, technology, controls and procedures and hire personnel with different qualifications. Failure to implement necessary procedures or to hire the necessary personnel could result in a higher cost of processing or an inability to meet market demand. We cannot assure that we will be able to perform tests on a timely basis at a level consistent with demand, that our efforts to scale our commercial operations will not negatively affect the quality of our test results or that we will respond successfully to the growing complexity of our testing operations. If we encounter difficulty meeting market demand or quality standards for our tests, our reputation could be harmed and our future prospects and business could suffer, which may have a material adverse effect on our financial condition, results of operations and cash flows.

Declining general economic or business conditions may have a negative impact on our business.

Continuing concerns over United States health care reform legislation and energy costs, geopolitical issues, the availability and cost of credit and government stimulus programs in the United States and other countries have contributed to increased volatility and diminished expectations for the global economy. These factors, combined with low business and consumer confidence and high unemployment, precipitated an economic slowdown and recession. If the economic climate does not improve or continues to deteriorate, our business, including our access to patient samples and the addressable market for diagnostic tests that we may successfully develop, as well as the financial condition of our suppliers and our third-party payors, could be adversely affected, resulting in a negative impact on our business, financial condition and results of operations.

We depend on our information technology and telecommunications systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems for significant aspects of our operations. In addition, our third-party billing and collections provider depends upon telecommunications and data systems provided by outside vendors and information we provide on a regular basis. These information technology and telecommunications systems support a variety of functions, including test processing, sample tracking, quality control, customer service and support, billing and reimbursement, research and development activities and our general and administrative activities. Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of our information technology or telecommunications systems or those used by our third-party service providers could prevent us from processing tests, providing test results to pathologists, oncologists, billing payors, processing reimbursement appeals, handling patient or physician inquiries, conducting research and development activities and managing the administrative aspects of our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business. Furthermore, we depend on FedEx as our courier. Any disruption in any of our mail services or transportation logistics could result in spoiled or lost samples, which could reduce revenue. Moreover, we are required to comply with laws governing the transmission, security and privacy of health information that require significant compliance costs, and any failure to comply with these laws could result in material criminal and civil penalties and civil liabilities.

We outsource our billing and collections to a third-party provider. Our provider may fail in its duties to us and thereby reduce our cash collections and harm our business.

Billing for laboratory tests is complicated and is subject to extensive and non-uniform rules and administrative requirements. Missing or incorrect information on requisitions adds complexity to and slows the billing process, creates backlogs and increases the aging of account receivable and bad debt expenses. Failure to timely or correctly bill may lead to our not being reimbursed for our services or an increase in aging of our accounts receivable. In addition, failure to comply with applicable federal and state laws relating to billing, including, but not limited, to the federal False Claims Act, or the False Claims Act, may lead to various penalties including civil and criminal fines and penalties, recoupment efforts, and exclusion from participation in Medicare and other federal healthcare programs. We rely heavily on a single third party to provide us with key software and services for our billing. If that third party is unable or unwilling to provide these services to us for any reason, fails to perform billing services accurately and completely, or violates the law, we may not be able to submit claims promptly or at all and we may be subject to an investigation and potential civil and criminal penalties. Delays in invoicing can lead to delays in revenue recognition, and inaccuracies in our billing could result in lost revenue. If we fail to adapt quickly and effectively to changes affecting our costs, pricing and billing, our profitability and cash flow will be adversely affected.

Regulatory Risks Relating to Our Business

Healthcare policy changes, including recently enacted legislation reforming the U.S. health care system, may have a material adverse effect on our financial condition, results of operations and cash flows.

In March 2010, U.S. President Barack Obama signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, PPACA, which makes a number of substantial changes in the way health-care is financed by both governmental and private insurers. Among other things, the PPACA:

•	Requires each medical device manufacturer to pay a sales tax equal to 2.3% of the price for which such manufacturer sells its medical devices, beginning in 2013. This tax may apply to some or all of the current tests that we offer and other tests which are in development.

•	Mandates a reduction in payments for clinical laboratory services paid under the Medicare Clinical Laboratory Fee Schedule of 1.75% for the years 2011 through 2015 and includes a productivity adjustment that reduces the CPI market basket update beginning in 2011. These changes in payments apply to some or all of the clinical laboratory test services we furnish to Medicare beneficiaries.
•	Establishes an Independent Payment Advisory Board to reduce the per capita rate of growth in Medicare spending. The Independent Payment Advisory Board has broad discretion to propose policies, which may have a negative impact on payment rates for services, including clinical laboratory services, beginning in 2016, and for hospital services beginning in 2020. These proposals automatically will be implemented unless Congress enacts alternative proposals that achieve the same saving targets.

While the ultimate impact of PPACA is unknown, it is likely to be extensive and may result in significant changes to coverage and reimbursement of our tests. Most of the law’s provisions have already gone into effect or will go into effect in 2014. Congress has also proposed a number of legislative initiatives, including possible repeal of the PPACA. At this time, it remains unclear whether there will be any changes made to the PPACA, whether to certain provisions or its entirety.

In March 2010, the President signed into law PPACA, which, among other things, imposed cuts to the Medicare reimbursement for clinical laboratories. Medicare updates lab payment rates for inflation based on the Consumer Price Index (CPI). The PPACA includes a “productivity adjustment” that will reduce the CPI update. For 2014, the productivity adjustment for the Clinical Laboratory Fee Schedule (CLFS) is -0.8%. In addition, the PPACA includes an additional 1.75 percentage points reduction in the CPI update for clinical laboratories for the years 2011 through 2015. The annual update for 2014 in CLFS rates following the productivity adjustment and reduction of 1.75 percentage points is -0.75%.

Other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions in Congress. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers and suppliers of 2%, starting in 2013. Subsequent annual reductions, currently scheduled for each year through 2021, are limited to 2% per fiscal year. The full impact on our business of the PPACA and the new law is uncertain.

In addition, on February 22, 2012, the President signed the Middle Class Tax Relief and Job Creation Act of 2012, or MCTRJCA, which, among other things, mandated an additional change in Medicare reimbursement for clinical laboratory services. This legislation required CMS to rebase payment amounts under the Medicare CLFS, reducing them by 2% in 2013. The reduced 2013 amount served as the base for payment rates in 2014 and will serve as the base for payment rates in subsequent years.

Due to changes in the CLFS rates required by PPACA and MCTRJCA and because of sequestration, payment for clinical laboratory services have gone down by 4.89% from 2012 to 2013. In addition, unless Congress acts to end sequestration or make other changes to applicable law, payments for clinical laboratory tests will continue to be subject to reductions in 2014 and beyond. MACs have the authority to apply these cuts to locally determined payments for tests, such as MyPRS®, that are reported using unlisted CPT codes. Even though we use an unlisted CPT code to bill for MyPRS® and reimbursement is determined by the local MAC, these changes could affect our reimbursement.

If any of our laboratory services are paid under the Medicare Physician Fee Schedule, under the current statutory formula, the rates for these services would be updated annually. For the past several years, the application of the statutory formula would have resulted in substantial payment reductions if Congress failed to intervene. In the past, Congress passed interim legislation to prevent the decreases. On November 27, 2013, CMS, issued its 2014 Physician Fee Schedule Final Rule, or the Final Rule. In the Final Rule, CMS called for a reduction of approximately 20.1% in the 2014 conversion factor that is used to calculate physician reimbursement. This is a legislatively required reduction in physician payments will ensue unless new legislation is enacted to prevent it. In order to pay for the cost of eliminating or delaying the required physical payment reduction, Congress would have to cut spending for other programs or raise revenues. In addition, there may be unrelated legislation (e.g., resulting from budget and debt ceiling negotiations) that may require spending cuts. In either case (e.g., offsetting the cost of maintaining physician payments at their current level and/or overall Medicare payment cuts due to budget negotiations), Medicare payments for clinical lab services could be reduced. We cannot predict whether such payments cuts will occur or whether other reductions in Medicare or Medicaid spending will be enacted. If any of our tests are paid under the Medicare Physician Fee Schedule and Congress fails to act in future years to offset similar legislatively required reductions in physician fee schedule payments, the resulting decrease in payment could adversely impact our revenues and results of operations.

In addition, many of the Current Procedure Terminology, or CPT, procedure codes that we use to bill our tests were recently revised by the AMA, effective January 1, 2013. The adoption of analyte specific codes will allow payors to better identify tests being performed. This could lead to limited coverage or non-coverage decisions or payment denials. In the Final Rule, CMS announced that it has decided to keep the new molecular codes on the Clinical Laboratory Fee Schedule, or CLFS. CMS has also announced that for 2013 it will price the new codes using a “gapfilling” process by which it will refer the codes to the MACs to allow them to determine an appropriate price. In addition, it has also stated that it will not separately reimburse the algorithm portion of certain of the new codes for Multi-analyte Algorithmic Assays, or MAAAs, because it does not believe the algorithm qualifies as a clinical laboratory test. MACs are issuing payment and coverage decisions but the payment levels and the methodology for determining payment by Medicare and commercial health plans still remain largely unresolved. Our reimbursement could be adversely affected by any final CMS’ action in this area. Furthermore, CMS has given itself the authority to revise payment rates for all tests paid under the clinical laboratory fee schedule. It is anticipated that CMS will use this new authority to reduce payment for many clinical lab services. Even though we use an unlisted CPT code to bill for MyPRS® and reimbursement is determined by the local MAC, this authority could affect our reimbursement in the future. If CMS reduces reimbursement for new test codes or does not pay for the algorithmic portion of our MAAA tests, then our revenues will be adversely affected. There can be no guarantees that Medicare and other payors will establish positive or adequate coverage policies or reimbursement rates.

We cannot predict whether future health care initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us. The taxes imposed by the new federal legislation and the expansion of government’s role in the U.S. health care industry as well as changes to the reimbursement amounts paid by payors for diagnostic tests may reduce our profits and have a materially adverse effect on our business, financial condition, results of operations and cash flows. We expect continuing efforts to reduce reimbursement, to impose more stringent cost controls, and to reduce utilization of clinical test services. Moreover, Congress has proposed on several occasions to impose a 20% coinsurance on patients for clinical laboratory tests reimbursed under the clinical laboratory fee schedule, which would require us to bill patients for these amounts.

Our business may be adversely impacted by the recent sequestration signed into law in the United States.

On March 1, 2013, most agencies of the federal government automatically reduced their budgets according to an agreement made by Congress in 2012 known as “sequestration.” Originally devised as an incentive to force Congressional agreement on budget issues, the sequestration order was approved on March 1, 2013 by the President of the United States. For claims submitted with dates of service or dates of discharge after April 1, 2013, these cuts will result in Medicare payments to health care providers, health care plans and drug plans being reduced by 2%.

Our commercial success could be compromised if third-party payors, including managed care organizations and Medicare, do not provide coverage and reimbursement, breach, rescind or modify their contracts or reimbursement policies or delay payments for our molecular diagnostic tests.

Pathologists and oncologists may not order our molecular diagnostic tests unless third-party payors, such as managed care organizations and government payors such as Medicare and Medicaid, pay a substantial portion of the test price. Coverage and reimbursement by a third-party payor may depend on a number of factors, including a payor’s determination that tests using our technologies are:

•	experimental or investigational;

•	not medically necessary;
•	not appropriate for the specific patient;
•	not cost-effective;
•	not supported by peer-reviewed publications; and
•	not included in clinical practice guidelines.

Uncertainty surrounds third-party payor reimbursement of any test incorporating new technology, including tests developed using microarrays. Technology assessments of new medical tests and devices conducted by research centers and other entities may be disseminated to interested parties for informational purposes. Third-party payors and health care providers may use such technology assessments as grounds to deny coverage for a test or procedure. To our knowledge, no technology assessments have been performed on our tests to date. However, if any technology assessments on our tests are performed, they could conclude that our tests are not clinically useful and this could result in payor non-coverage decisions, which would adversely affect our business.

Because each payor generally determines for its own enrollees or insured patients whether to cover or otherwise establish a policy to reimburse our diagnostic tests, seeking payor approvals is a time-consuming and costly process. We cannot be certain that coverage for our tests will be provided in the future by additional third-party payors or that existing contracts, agreements or policy decisions or reimbursement levels will remain in place or be fulfilled under existing terms and provisions. If we cannot obtain coverage and reimbursement from private and governmental payors such as Medicare and Medicaid for our current tests, or new tests or test enhancements that we may develop in the future, our ability to generate revenues could be limited, which may have a material adverse effect on our financial condition, results of operations and cash flow. Further, we have experienced in the past, and will likely experience in the future, delays and temporary interruptions in the receipt of payments from third-party payors due to missing documentation and other issues, which could cause delay in collecting our revenue.

We depend on Medicare and a limited number of private payors for a significant portion of our revenues and if these or other payors stop providing reimbursement or decrease the amount of reimbursement for our tests, our revenues could decline.

For the nine months ended September 30, 2013, we derived approximately 11% of our total revenue from private insurance, including managed care organizations and other health care insurance providers, 13% from government payor programs, most of which was derived from Medicare and 76% from direct-bill customers, including hospitals and other laboratories. In addition, for the year ended December 31, 2012, we derived approximately 23% of our total revenue from private insurance, 11% from government payor programs, and 66% from direct-bill customers. Medicare and other third-party payors may withdraw their coverage policies or cancel their contracts with us at any time, review and adjust the rate of reimbursement or stop paying for our tests altogether, which would reduce our total revenues.

We face efforts by payors to control the cost, utilization and delivery of health care services including the clinical lab tests. In the past, measures have been undertaken to reduce payment rates for and decrease utilization of the clinical laboratory industry generally. Because of the cost-trimming trends, third-party payors that currently cover and provide reimbursement for our tests may suspend, revoke or discontinue coverage at any time, or may reduce the reimbursement rates payable to us. Any such action could have a negative impact on our revenues, which may have a material adverse effect on our financial condition, results of operations and cash flows. From time to time, Congress has, and may in the future, legislated reductions in or frozen updates to the Medicare Laboratory Fee Schedule. In addition, Congress may adopt policies limiting or excluding coverage for tests that we perform. Some of our tests may be reimbursed by Medicare under a physician fee schedule, which is subject to adjustment on an annual basis. Medicaid reimbursement varies by state and is subject to administrative and billing requirements and budget pressures. The PPACA includes several provisions that are intended to control utilization and payment, including provisions that reduce payments for services paid under the CLFS.

The healthcare industry has experienced a trend of consolidation among health insurance plans.

In addition, we are currently considered a “non-contracting provider” by a number of private third-party payors because we have not entered into a specific contract to provide our specialized diagnostic services to their insured patients at specified rates of reimbursement. If we were to become a contracting provider in the future, the amount of overall reimbursement we receive is likely to decrease because we will be reimbursed less money per test performed at a contracted rate than at a non-contracted rate, which could have a negative impact on our revenues. Further, we typically are unable to collect payments from patients beyond that which is paid by their insurance and will continue to experience lost revenue as a result.

Because of certain Medicare billing rules, we may not receive reimbursement for all tests provided to Medicare patients.

Under current Medicare billing rules, claims for our tests performed on Medicare beneficiaries who were hospital patients when the tumor tissue samples were obtained and whose tests were ordered less than 14 days from discharge must be included in the payment that the hospital receives for the patient services provided. Accordingly, we must bill individual hospitals for tests performed on Medicare beneficiaries during these timeframes in order to receive payment for our tests. Because we generally do not have a written agreement in place with these hospitals that purchase these tests, we may not be paid for our tests or may have to pursue payment from the hospital on a case-by-case basis. This could be especially problematic for us if the hospital does not receive separate payment from Medicare for our test.

Because a portion of our revenues is from third-party payors with whom we are not currently contracted, we may be required to make positive or negative adjustments to accounting estimates with respect to contractual allowances, which may adversely affect our results of operations, our credibility with financial analysts and investors, and our stock price.

We record revenues net of contractual allowances. We estimate contractual allowances for non-contracted insurance companies based on our historical collection experience for each type of payor. In the event that the actual amount of payment received differs from the previously recorded estimate, an adjustment to revenue is made in the current period at the time of final collection and settlement. Our estimates of net revenue for non-contracted insurance companies are subject to change based on the contractual status and payment policies of the third-party payors with whom we deal. We regularly refine our estimates in order to make our estimated revenue as accurate as possible based on our most recent collection experience with each third-party payor. There can be no assurances that we will not be required to make similar adjustments to estimates with respect to contractual allowances in the future, which could adversely affect our results of operations, our credibility with financial analysts and investors, and our stock price.

Complying with numerous regulations pertaining to our business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are subject to CLIA, a federal law regulating clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. Our clinical laboratory must be accredited under CLIA in order for us to perform testing on human specimens. In addition, our proprietary tests must also be recognized as part of our accredited programs under CLIA so that we can offer them in our laboratory. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. We have a current certificate of accreditation under CLIA to perform high complexity testing. To renew this certificate, we are subject to survey and inspection every two years. Moreover, CLIA inspectors may make periodic inspections of our clinical reference laboratory outside of the renewal process.

The law also requires us to maintain a state laboratory license to conduct testing in that state. Our laboratory is located in Arkansas and must have an Arkansas state license. As we expand our geographic focus, we may need to obtain laboratory licenses from additional states in order to examine specimens from those states. Arkansas laws establish standards for day-to-day operation of our clinical reference laboratory, including the training and skills required of personnel and quality control. In addition, several other states require that we hold licenses to test specimens from patients in those states. Other states may have similar requirements or may adopt similar requirements in the future. Finally, we may be subject to regulation in foreign jurisdictions as we seek to expand international distribution of our tests.

If we were to lose our CLIA accreditation or Arkansas laboratory license, whether as a result of a revocation, suspension or limitation, we would no longer be able to offer our tests, which would limit our revenues and harm our business. If we were to lose our license in other states where we are required to hold licenses, we would not be able to test specimens from those states.

If the FDA were to begin requiring approval or clearance of our tests, we could incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval or we could experience decreased demand for, or reimbursement of, our tests.

Although FDA maintains that it has authority to regulate the development and use of LDTs, such as ours, as medical devices, it has not exercised its authority with respect to most LDTs as a matter of enforcement discretion. FDA does not generally extend its enforcement discretion to reagents or software provided by third parties used to perform LDTs, and therefore these products must typically comply with FDA medical device regulations, which are wide-ranging and govern, among other things: product design and development, product testing, product labeling, product storage, pre-market clearance or approval, advertising and promotion and product sales and distribution.

We believe that our MyPRS® test, as utilized in our laboratory testing, is an LDT. As a result, we believe that pursuant to FDA’s current policies and guidance that FDA does not require that we obtain regulatory clearances or approvals for our LDT. The container we provide for collection and transport of tumor samples from a pathology laboratory or hospital to our clinical reference laboratory may be a medical device subject to FDA regulation but is currently exempt from pre-market review by FDA. While we believe that we are currently in material compliance with applicable laws and regulations, we cannot assure you that FDA or other regulatory agencies would agree with our determination, and a determination that we have violated these laws, or a public announcement that we are being investigated for possible violations of these laws, could adversely affect our business, prospects, and the results of operations or financial condition.

Moreover, FDA guidance and policy pertaining to diagnostic testing is continuing to evolve and is subject to ongoing review and revision. A significant change in any of the laws, regulations or policies may require us to change our business model in order to maintain regulatory compliance. At various times since 2006, FDA has issued guidance documents or announced draft guidance regarding initiatives that may require varying levels of FDA oversight of our tests. For example, in June 2010, FDA announced a public meeting to discuss the agency’s oversight of LDTs prompted by the increased complexity of LDTs and their increasingly important role in clinical decision-making and disease management, particularly in the context of personalized medicine. FDA indicated that it was considering a risk-based application of oversight to LDTs and that, following public input and discussion, it might issue separate draft guidance on the regulation of LDTs, which ultimately could require that we seek and obtain either pre-market clearance or approval of LDTs, depending upon the risk-based approach FDA adopts. The public meeting was held in July 2010 and further public comments were submitted to FDA through September 2010. FDA has stated it is continuing to develop draft guidance in this area. Section 1143 of the Food and Drug Administration Safety and Innovation Act, signed by the U.S. President on July 9, 2012, requires FDA to notify U.S. Congress at least 60 days prior to issuing a draft or final guidance regulating LDTs and provide details of the anticipated action.

We cannot provide any assurance that FDA regulation, including pre-market review, will not be required in the future for our tests, whether through additional guidance issued by FDA, new enforcement policies adopted by FDA or new legislation enacted by Congress. We believe it is possible that legislation will be enacted into law or guidance could be issued by FDA which may result in increased regulatory burdens for us to continue to offer our tests or to develop and introduce new tests. Given the attention Congress continues to give to these issues, legislation affecting this area may be enacted into law and may result in increased regulatory burdens on us as we continue to offer our tests and to develop and introduce new tests.

In addition, the Secretary of the Department of Health and Human Services requested that its Advisory Committee on Genetics, Health and Society make recommendations about the oversight of genetic testing. A final report was published in April 2008. If the report’s recommendations for increased oversight of genetic testing were to result in further regulatory burdens, they could negatively affect our business and delay the commercialization of tests in development.

The requirement of pre-market review could negatively affect our business until such review is completed and clearance to market or approval is obtained. FDA could require that we stop selling our tests pending pre-market clearance or approval. If FDA allows our tests to remain on the market but there is uncertainty about the validity of our tests, if they are labeled investigational by FDA or if labeling claims FDA allows us to make are very limited, orders or reimbursement may decline. The regulatory approval process may involve, among other things, successfully completing additional clinical trials and making a 510(k) submission, or filing a pre-market approval application with FDA. If FDA requires pre-market review, our tests may not be cleared or approved on a timely basis, if at all. We may also decide voluntarily to pursue FDA pre-market review of our tests if we determine that doing so would be appropriate.

Additionally, should future regulatory actions affect any of the reagents we obtain from vendors and use in conducting our tests, our business could be adversely affected in the form of increased costs of testing or delays, limits or prohibitions on the purchase of reagents necessary to perform our testing.

If we were required to conduct additional clinical trials prior to continuing to offer our proprietary MyPRS® test or any other tests that we may develop as LDTs, those trials could lead to delays or failure to obtain necessary regulatory approval, which could cause significant delays in commercializing any future products and harm our ability to achieve sustained profitability.

If FDA decides to require that we obtain clearance or approvals to commercialize our proprietary genetic-based tests, we may be required to conduct additional pre-market clinical testing prior to submitting a regulatory notification or application for commercial sales. Clinical trials must be conducted in compliance with FDA regulations or FDA may take enforcement action or reject the data. The data collected from these clinical trials may ultimately be used to support market clearance or approval for our tests. Even if our clinical trials are completed as planned, we cannot be certain that their results will support our test claims or that FDA or foreign authorities will agree with our conclusions regarding our test results. Success in early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and studies. If we are required to conduct pre-market clinical trials, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase our test development costs and delay commercialization. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial. Moreover, the clinical trial process may fail to demonstrate that our tests are effective for the proposed indicated uses, which could cause us to abandon a test candidate and may delay development of other tests.

We may find it necessary to engage contract research organizations to perform data collection and analysis and other aspects of our clinical trials, which might increase the cost and complexity of our trials. We may also depend on clinical investigators, medical institutions and contract research organizations to perform the trials properly. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may have to be extended, delayed or terminated. Many of these factors would be beyond our control. We may not be able to enter into replacement arrangements without undue delays or considerable expenditures. If there are delays in testing or approvals as a result of the failure to perform by third parties, our research and development costs would increase, and we may not be able to obtain regulatory clearance or approval for our tests. In addition, we may not be able to establish or maintain relationships with these parties on favorable terms, if at all. Each of these outcomes would harm our ability to market our tests or to achieve sustained profitability.

We are subject to federal and state healthcare fraud and abuse laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.

We are subject to health care fraud and abuse regulation and enforcement by both the federal government and the states in which we conduct our business. These health care laws and regulations include, for example:

•	the federal Anti-kickback Statute, which prohibits, among other things, persons or entities from soliciting, receiving, offering or providing remuneration, directly or indirectly, in return for or to induce either the referral of an individual for, or the purchase order or recommendation of, any item or services for which payment may be made under a federal health care program such as the Medicare and Medicaid programs;
•	the federal physician self-referral prohibition, commonly known as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients to providers of “designated health services” with whom the physician or a member of the physician’s immediate family has an ownership interest or compensation arrangement, unless a statutory or regulatory exception applies;
•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which established federal crimes for knowingly and willfully executing a scheme to defraud any health care benefit program or making false statements in connection with the delivery of or payment for health care benefits, items or services;
•	federal false claims laws, which, prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, and which may apply to entities like us to the extent that our interactions with customers may affect their billing or coding practices;
•	the federal Physician Payment Sunshine Act requirements under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, referred to together as the Affordable Care Act, require manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value made to or at the request of covered recipients, such as physicians and teaching hospitals, and physician ownership and investment interests in such manufacturers. Payments made to physicians and research institutions for clinical trials are included within the ambit of this law; and
•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

We seek to comply with these laws and have adopted policies and procedures designed to comply with these laws, including policies and procedures relating to financial arrangements between us and physicians who refer patients to us. In the ordinary course of our business, we conduct internal reviews of our compliance with these laws. However, it is possible that we could be the subject of a government investigation regarding our compliance with these laws and that the government could take the position that we are not in compliance with one or more of them. In such case, we may be judged to be in violation of those laws and subject to civil and criminal penalties. In addition, many of these laws and regulations are vague or indefinite and have not been interpreted by the courts or regulatory agencies. These laws and regulations may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could subject us to liability and/or require us to make changes in our operations.

We believe that federal and state governments continue to strengthen their enforcement efforts against healthcare fraud. In addition, PPACA increases the funding, power, penalties and remedies to pursue suspected cases of fraud and abuse and provides the government with expanded opportunities to pursue actions under the federal Anti-Kickback Statute, the False Claims Act, and the Stark Law. For example, PPACA narrowed the public disclosure bar under the False Claims Act, allowing increased opportunities for whistleblower litigation. In addition, the legislation modified the intent standard under the federal Anti-Kickback Statute, making it easier for prosecutors to prove that alleged violators had met the requisite knowledge requirement.

The PPACA also requires providers and suppliers to report any Medicare or Medicaid overpayment and return the overpayment on the later of 60 days of identification of the overpayment or the date the cost report is due (if applicable), or all claims associated with the overpayment will become false claims. The PPACA also provides that any claim submitted from an arrangement that violates the Anti-Kickback Statute is a false claim. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, and/or exclusion from participation in Medicare, Medi-Cal or other state or federal health care programs, we could be required to refund payments received by us, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business, our financial condition and results of operations.

Anti-Kickback Statutes

The federal Anti-Kickback Statute establishes criminal prohibitions against and civil penalties for the knowing and wilful solicitation, receipt, offer or payment of any remuneration, whether direct or indirect, in return for or to induce the referral of patients or the ordering or purchasing of items or services payable in whole or in part under Medicare, Medicaid or other federal healthcare programs. Sanctions for violations of the Anti-Kickback Statute include criminal and civil penalties, such as imprisonment and/or criminal fines of up to $25,000 per violation, and civil penalties of up to $50,000 per violation and up to three times the amount received from the healthcare program, and exclusion from the Medicare or Medicaid programs and other federal programs.

The Office of Inspector General, or OIG, has the authority to promulgate regulations referred to as “safe harbors” that define certain business relationships and arrangements that would not be subject to civil sanction or criminal enforcement under the Anti-Kickback Statute. Failure to comply with a safe harbor provision does not make the activity illegal. Rather, the safe harbors set forth specific criteria that, if fully met, will assure the entities involved of not being prosecuted criminally or civilly for the arrangement under the Anti-Kickback Statute.

Many states also have enacted statutes similar to the Anti-Kickback Statute, which may include criminal penalties, applicable to referrals of patients regardless of payor source, and may contain exceptions different from state to state and from those contained in the federal Anti-Kickback Statute.

False Claims Act and Related Criminal Provisions

The False Claims Act, imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services billed but not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Under the interpretation of certain courts, claims submitted for services furnished in violation of the Anti-Kickback Statute or Stark Law could also violate the False Claims Act. Moreover, private individuals may bring qui tam or “whistle blower” suits against providers under the False Claims Act, which authorizes the payment of 15 – 30% of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. The False Claims Act generally provides for the imposition of civil penalties of $5,500 to $11,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages. The Social Security Act provides financial incentives to states that enact state false claims acts that meet specified requirements. The OIG, in consultation with the Attorney General of the United States and the Department of Justice, determines whether a state false claims act meets these enumerated requirements to qualify for the added financial incentive. Due to certain changes in the law, including the enactment of the PPACA, the OIG’s specified requirements for obtaining financial incentives were revised effective March 2013. Because of these changes, states that formerly were approved for financial incentives were given until March 31, 2013 to bring their false claims acts up to date to conform with the changes to the law. Currently, the OIG’s website indicates that the false claims acts of 28 states have been reviewed. Of those

28 states, OIG has determined that the state false claims acts of 14 states (California, Colorado, Connecticut, Delaware, Hawaii, Illinois, Iowa, Massachusetts, Minnesota, Montana, Rhode Island, Tennessee, Texas, and Washington) meet the OIG’s revised requirements (effective March 15, 2013).

Civil Monetary Penalties Law

Individuals or entities who have either (1) directly submitted, or caused to be submitted, claims which are improper or false; (2) arranged or contracted with an individual or entity that the person knows or should know is excluded from participation in federal healthcare programs; or (3) offered or received kickbacks may also be subject to monetary penalties or exclusion under the Civil Monetary Penalties Law, or the CMPL, at the discretion of the OIG. Penalties are generally not more than $10,000 for each item or service. However, under the CMPL, violators of the federal Anti-Kickback Statute provisions may also be subject to additional civil money penalties of $50,000 per violation. Violators are also subject to an assessment of up to three times the amount claimed for each item or service in lieu of damages sustained by the United States or a state agency because of such claim, or damages of up to three times the total amount of remuneration offered, paid, solicited, or received. In addition, any person or entity who violates this section may be excluded from participation in the federal or state healthcare programs.

Stark Law

The original Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark Law, was enacted as part of the Omnibus Budget Reconciliation Act, or the OBRA, of 1989, and prohibited a physician from referring Medicare patients for clinical laboratory services to entities with which the physician (or an immediate family member) has a financial relationship, unless an exception applies. Sanctions for violations of the Stark Law may include denial of payment, refund obligations, civil monetary penalties and exclusion of the provider from the Medicare and Medicaid programs. In addition, the Stark Law prohibits the entity receiving the referral from filing a claim or billing for services arising out of the prohibited referral.

Provisions of OBRA 1993, known as “Stark II,” amended the Stark Law to revise and expand upon various statutory exceptions, expanded the services regulated by the statute to a list of “Designated Health Services,” and expanded the reach of the statute to the Medicaid program. The provisions of Stark II generally became effective on January 1, 1995. The additional Designated Health Services, in addition to clinical laboratory services, include: physical therapy, occupational therapy and speech language pathology services; radiology and certain other imaging services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics, and prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. The first phase of Stark regulations was finalized on January 4, 2001. Most portions of the first phase regulations became effective in 2002. The Phase II of the Stark regulations was published on March 26, 2004, and became effective on July 26, 2004. This phase of the regulations finalized all of the compensation exceptions to the Stark Law, including those for “personal services arrangements” and “indirect compensation arrangements.” On September 5, 2007, CMS published Phase III of the Stark regulations. While this rulemaking was intended to be the final phase of the Stark rulemaking process, CMS continue to address the Stark Law as part of its annual rulemaking process for reimbursement under the Medicare Part B Physician Fee Schedule or under the Inpatient Prospective Payment System.

Finally, it should be noted that many states in which we operate have enacted self-referral statutes similar to the Stark Law. Such state self-referral laws may apply to referrals of patients regardless of payor source and may contain exceptions different from each other and from those contained in the Stark Law.

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”)

HIPAA, which was enacted in August 1996, expanded federal fraud and abuse laws by increasing their reach to all federal healthcare programs, establishing new bases for exclusions and mandating minimum exclusion terms, creating an additional statutory exception to the Anti-Kickback Statute for risk-sharing arrangements, requiring the Secretary of Health and Human Services (“HHS”) to issue advisory opinions, increasing civil money penalties to $10,000 (formerly $2,000) per item or service and assessments to three times (formerly twice) the amount claimed, creating a specific healthcare fraud offense and related health fraud crimes, and expanding investigative authority and sanctions applicable to healthcare fraud. HIPPA also prohibits a provider from offering anything of value which the provider knows or should know would be likely to induce a federal healthcare program beneficiary to select or continue with the provider.

HIPAA includes a healthcare fraud provision prohibiting knowingly and willfully executing a scheme or artifice to defraud any “healthcare benefit program,” which includes any public or private plan or contract affecting commerce under which any medical benefit, item, or service is provided to any individual, and includes any individual or entity who is providing a medical benefit, item, or service for which payment may be made under the plan or contract. Penalties for violating this statute include criminal penalties, exclusion from the Medicare and Medicaid programs, freezing of assets and forfeiture of property traceable to commission of a healthcare fraud.

Other Fraud and Abuse Laws

Our operations are also subject to a variety of other federal and state fraud and abuse laws, principally designed to ensure that claims for payment to be made with public funds are complete, accurate and fully comply with all applicable program rules, and to prevent remuneration in exchange for referrals or purchases of items which may be reimbursed by the government or which may lead to overutilization, corruption of healthcare provider judgment, or a lack of transparency in costs or charges. Failure to remain in compliance with any of these rules by any of our subject businesses could result in a material adverse effect on our business, financial condition or results of operations.

We are required to comply with laws governing the transmission, security and privacy of health information that require significant compliance costs, and any failure to comply with these laws could result in material criminal and civil penalties.

Under the administrative simplification provisions of HIPAA, the U.S. Department of Health and Human Services has issued regulations which establish uniform standards governing the conduct of certain electronic health care transactions and protecting the privacy and security of Protected Health Information used or disclosed by health care providers and other covered entities. Three principal regulations with which we are currently required to comply have been issued in final form under HIPAA: privacy regulations, security regulations and standards for electronic transactions.

The privacy regulations cover the use and disclosure of Protected Health Information by health care providers. It also sets forth certain rights that an individual has with respect to his or her Protected Health Information maintained by a health care provider, including the right to access or amend certain records containing Protected Health Information or to request restrictions on the use or disclosure of Protected Health Information. We have also implemented policies, procedures and standards to comply appropriately with the final HIPAA security regulations, which establish requirements for safeguarding the confidentiality, integrity and availability of Protected Health Information, which is electronically transmitted or electronically stored. The HIPAA privacy and security regulations establish a uniform federal “floor” and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing Protected Health Information. As a result, we are required to comply with both HIPAA privacy regulations and varying state privacy and security laws. Almost all U.S. states now require notification to affected individuals and state authorities, as well as the media in certain cases, in the event of a breach of the security of personal information (including personal health information in a few states), often with significant financial penalties for noncompliance.

The Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, enacted pursuant to the American Recovery and Reinvestment Act of 2009, or the ARRA, made sweeping changes to the health information privacy and security regulations of HIPAA by expanding the scope and application of the statute. These changes include, among other things, (i) establishing an affirmative obligation to provide patient data breach notification in the event of the unauthorized acquisition, access, use or disclosure of unsecured PHI; (ii) elaborating upon the standard for “minimum necessary” uses and disclosures of PHI by a covered entity (iii) restricting certain uses of PHI for marketing purposes (by expanding the definition of marketing activities requiring authorization); (iv) prohibiting certain sales of PHI; (v) establishing an affirmative obligation to provide an accounting of disclosures made for payment, treatment and healthcare operations (up to 3 years); (vi) permitting individual requests to restrict disclosure of PHI in certain circumstances; (vii) applying the Privacy Rule to business associates; and (viii) modifying an individuals’ right to access PHI. HHS issued modifications to the HIPAA Regulations, effective March 26, 2013, implementing these changes including the obligation to provide patient data breach notifications, which subject the Company to additional administrative requirements in the U.S. The HITECH Act also provides for rules requiring HIPAA covered entities to provide patients with an accounting of disclosures (within the past 3 years) of PHI for purposes of payment, treatment, and healthcare operations. HHS may issue those regulations in the coming year.

The HITECH Act also implemented measures to strengthen enforcement of HIPAA and increased applicable penalties for HIPAA violations. Penalties are now tiered and range from $100 to $50,000 per violation with an annual cap for the same violations of $25,000 to $1,500,000. The Office for Civil Rights of the Department of Health and Human Services, or OCR, has increased enforcement activities and has recently levied large penalties for violations. In addition, as mandated by the HITECH Act, OCR has begun an audit program to assess compliance by covered entities and their business associates with the HIPAA privacy and security rules and breach notification standards.

We have implemented practices and procedures to meet the requirements of the HIPAA privacy regulations and state privacy laws. In addition, we are in the process of taking necessary steps to comply with HIPAA’s standards for electronic transactions, which establish standards for common health care transactions. Given the complexity of the HIPAA, HITECH and state privacy restrictions, the possibility that the regulations may change, and the fact that the regulations are subject to changing and potentially conflicting interpretation, our ability to comply with the HIPAA, HITECH and state privacy requirements is uncertain and the costs of compliance are significant. To the extent that we or our third-party billing company submit electronic health care claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA and HITECH, payments to us may be delayed or denied. Additionally, the costs of complying with any changes to the HIPAA, HITECH and state privacy restrictions may have a negative impact on our operations. We could be subject to criminal penalties and civil sanctions for failing to comply with the HIPAA, HITECH and state privacy restrictions, which could result in the incurrence of significant monetary penalties.

Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates.

We are subject to income and other taxes in the United States. Significant judgment is required in evaluating our provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, there could be changes in the valuation of our deferred tax assets and liabilities or changes in the relevant tax, accounting, and other laws, regulations, principles and interpretations. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation, or the effects of a change in tax policy in the United States, could have a material effect on our operating results in the period or periods for which that determination is made.

Intellectual Property Risks Related to Our Business

If we are unable to maintain intellectual property protection, our competitive position could be harmed.

Our ability to protect our proprietary discoveries and technologies affects our ability to compete and to achieve sustained profitability. Currently, we rely on a combination of issued U.S. patents, U.S. and foreign patent applications, copyrights, trademarks and trademark applications, confidentiality or non-disclosure agreements, material transfer agreements, licenses, work-for-hire agreements and invention assignment agreements to protect our intellectual property rights. We also maintain certain company know-how, trade secrets and technological innovations designed to provide us with a competitive advantage in the market place as trade secrets.

Currently, we are the worldwide exclusive licensee, in our licensed field, of 10 issued U.S. patents and 26 pending patent applications, which include both U.S. and foreign patent applications, relating to various aspects of our technology. Of the 26 pending patent applications, six are owned outright by Signal Genetics, LLC. Our exclusive field of use covers, inter alia, therapeutic, diagnostic, prognostic, and personalized medicine applications worldwide, excluding applications using fluorescence in situ hybridization, or FISH, and some claims directly covering DKK1 inhibitors and their uses.

While we intend to pursue additional patent applications, it is possible that our pending patent applications and any future applications may not result in issued patents. Even if patents are issued, third parties may independently develop similar or competing technology that avoids the claims of our patents or may challenge the validity of our patents. Further, we cannot be certain that the steps we have taken will prevent the misappropriation of our trade secrets and other confidential information as well as the misuse of our patents and other intellectual property, particularly in foreign countries where we have not filed for patent protection.

From time to time the U.S. Supreme Court, other federal courts, the U.S. Congress or the U.S. Patent and Trademark Office, or USPTO, as well as counterpart agencies and bodies in corresponding foreign jurisdictions, may change the standards of patentability and any such changes could have a negative impact on our business. For instance, on October 30, 2008, the Court of Appeals for the Federal Circuit issued a decision that methods or processes cannot be patented unless they are tied to a machine or involve a physical transformation. The U.S. Supreme Court later reversed that decision in Bilski v. Kappos, finding that the “machine-or-transformation” test is not the only test for determining patent eligibility. The Court, however, declined to specify how and when processes are patentable. On March 20, 2012, in the case Mayo v. Prometheus, or Mayo, the U.S. Supreme Court reversed the Federal Circuit’s application of Bilski and invalidated a patent focused on a diagnostic process because the patent claim embodied a law of nature. The USPTO subsequently amended its patent prosecution guidelines for determining patentability of diagnostic or other processes in line with the Mayo decision. On June 13, 2013, in Association for Molecular Pathology v. Myriad Genetics, or Myriad, the Supreme Court held that a naturally occurring DNA segment is a product of nature and not patent eligible merely because it has been isolated, but cDNA is patent eligible because it is not naturally occurring. The Supreme Court’s decision reversed in part and affirmed in part the earlier decision of the Federal Circuit that both isolated genes and cDNA were patent eligible, however, the Supreme Court specifically did not address the patentability of any method claims involving the use of such isolated genes. Some aspects of our technology involve products and/or processes that may be subject to this evolving standard and we cannot guarantee that any of our pending claims will be patentable as a result of such evolving standards or that issued patents will be held valid, if challenged under these changing standards.

In addition, on February 5, 2010, the Secretary’s Advisory Committee on Genetics, Health and Society voted to approve a report entitled “Gene Patents and Licensing Practices and Their Impact on Patient Access to Genetic Tests.” That report defines “patent claims on genes” broadly to include claims to isolated nucleic acid molecules as well as methods of detecting particular sequences or mutations. The report also contains six recommendations, including the creation of an exemption from liability for infringement of patent claims on genes for anyone making, using, ordering, offering for sale or selling a test developed under the patent for patient care purposes, or for anyone using the patent-protected genes in the pursuit of research. The report also recommended that the Secretary should explore, identify and implement mechanisms that will encourage more voluntary adherence to current guidelines that promote nonexclusive in-licensing of diagnostic genetic and genomic technologies. It is unclear whether the U.S. Department of Health and Human Services will act upon these recommendations, or if the recommendations would result in a change in law or process that could negatively impact our patent portfolio or future research and development efforts.

Our rights to use technologies licensed from third parties are not fully within our control, and we may not be able to sell our products if we lose our existing rights or cannot obtain new rights on reasonable terms.

Our ability to market certain of our tests and services, domestically and/or internationally, is in part derived from licenses to intellectual property which is owned by third parties. As such, we may not be able to continue selling our tests and services if we lose our existing licensed rights or sell new tests and services if we cannot obtain such licensed rights on reasonable terms. In particular, we in-license a portfolio of issued U.S. patents and pending U.S. and foreign applications as the worldwide exclusive licensee in our licensed field from the University of Arkansas Medical Sciences.

We may also need to license other technologies to commercialize future diagnostic tests that we may offer. As may be expected, our business may suffer if, for example, (i) these licenses terminate; (ii) if the licensors fail to abide by the terms of the license, properly maintain the licensed intellectual property or fail to prevent infringement of such intellectual property by third parties; (iii) if the licensed patents or other intellectual property rights are found to be invalid or (iv) if we are unable to enter into necessary licenses on reasonable terms or at all. In return for the use of a third party’s technology, we may agree to pay the licensor royalties based on sales of our products as well as other fees. Such royalties and fees are a component of cost of product revenues and will impact the margins on our tests.

We may face intellectual property infringement claims that could be time-consuming and costly to defend, and could result in our loss of significant rights and the assessment of treble damages.

From time to time we may face intellectual property infringement, misappropriation, or invalidity/non-infringement claims from third parties. Some of these claims may lead to litigation. The outcome of any such litigation can never be guaranteed, and an adverse outcome could affect us negatively. For example, were a third party to succeed on an infringement claim against us, we may be required to pay substantial damages (including up to treble damages if such infringement were found to be willful). In addition, we could face an injunction, barring us from conducting the allegedly infringing activity. The outcome of the litigation could require us to enter into a license agreement which may not be under acceptable, commercially reasonable, or practical terms or we may be precluded from obtaining a license at all.

It is also possible that an adverse finding of infringement against us may require us to dedicate substantial resources and time in developing non-infringing alternatives, which may or may not be possible. In the case of diagnostic tests, we would also need to include non-infringing technologies which would require us to re-validate our tests. Any such re-validation, in addition to being costly and time consuming, may be unsuccessful.

Finally, we may initiate claims to assert or defend our own intellectual property against third parties. If one or more of our patents were held to be invalid or not infringed, we might not be able to exclude others from offering similar or identical tests to ours. Any intellectual property litigation, irrespective of whether we are the plaintiff or the defendant, and regardless of the outcome, is expensive and time-consuming, and could divert our management’s attention from our business and negatively affect our operating results or financial condition.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Although we try to ensure that we, our employees, and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we, our employees, or independent contractors have used or disclosed intellectual property in violation of others’ rights. These claims may cover a range of matters, such as challenges to our trademarks, as well as claims that our employees or independent contractors are using trade secrets or other proprietary information of any such employee’s former employer or independent contractors.

In addition, while it is our policy to require our employees and independent contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

We or our suppliers and/or manufacturers may be subject to litigation relating to, among other things, payor and customer disputes, regulatory actions, professional liability, intellectual property, employee-related matters, product liability and other potential claims, which could adversely affect our business.

We or our suppliers and/or manufacturers may become subject in the ordinary course of business to material litigation related to things, payor or customer disputes, professional liability, regulatory actions, intellectual property, employee-related matters, product liability and other potential claims, as well as investigations by governmental agencies and governmental payors relating to the specialized diagnostic services we provide. Responding to these types of claims, regardless of their merit, could result in significant expense and divert the time, attention and resources of our management. Legal actions could result in substantial monetary damages as well as significant harm to our reputation with our oncologist customers and with payors, which could adversely affect our business, financial condition and results of operations. Our lab directors and other lab professionals may be sued, or may be added as an additional party, under physician liability or other liability law for acts or omissions by our lab directors, laboratory personnel, and other employees and consultants, including but not limited to being sued for misdiagnoses or liabilities arising from the professional interpretations of test results. We may periodically become involved as defendants in medical malpractice and other lawsuits, and are subject to the attendant risk of substantial damage awards, in particular in connection with our MyPRS® test. Our lab directors are insured for medical malpractice risks on a claims-made basis under traditional professional liability insurance policies. We also maintain general liability insurance that covers certain claims to which we may be subject. Our general insurance does not cover all potential liabilities that may arise, including governmental fines and penalties that we may be required to pay, liabilities we may incur under indemnification agreements and certain other uninsurable losses that we may suffer. It is possible that future claims will not be covered by or will exceed the limits of our insurance coverage or that our insurers will refuse to defend us against claims. The suppliers and manufacturers of the diagnostic tests we perform, which are critical to the performance of our specialized diagnostic services, may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that their diagnostic tests infringe the intellectual property rights of these third parties. In such event, we could no longer have access to, or we may be prohibited from marketing or performing, such diagnostic tests unless we obtained a license from such third party. A license may not be available to us on acceptable terms, if at all. If we are unable to license diagnostic tests that are important to our specialized diagnostic services, our business, financial condition and results of operations may be adversely affected.

Risks Related to our Common Stock and this Offering

Following the offering, we will be classified as a “controlled company” and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon the closing of this offering, Bennett S. LeBow, our Chairman, will continue to control a majority of our common stock. As a result, we will be a “controlled company” within the meaning of the applicable stock exchange corporate governance standards. Under the rules of the NASDAQ Global Select Market, or NASDAQ, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain stock exchange corporate governance requirements, including:

•	the requirement that a majority of the board of directors consists of independent directors;
•	the requirement that nominating and corporate governance matters be decided solely by independent directors; and
•	the requirement that employee and officer compensation matters be decided solely by independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our nominating and corporate governance and compensation functions may not be decided solely by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

Our majority stockholder will have the ability to control significant corporate activities after the completion of this offering and our majority stockholder’s interests may not coincide with yours.

After the consummation of this offering, Bennett S. LeBow will beneficially own approximately     % of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, Bennett S. LeBow will beneficially own approximately     % of our common stock. As a result of his ownership, Mr. LeBow, so long as he holds a majority of our outstanding shares, will have the ability to control the outcome of matters submitted to a vote of stockholders and, through our board of directors, the ability to control decision-making with respect to our business direction and policies. Matters over which Mr. LeBow will, directly or indirectly, exercise control following this offering include:

•	the election of our board of directors and the appointment and removal of our officers;
•	mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;
•	other acquisitions or dispositions of businesses or assets;
•	incurrence of indebtedness and the issuance of equity securities;
•	repurchase of stock and payment of dividends; and
•	the issuance of shares to management under our equity incentive plans.

Even if Mr. LeBow’s ownership of our shares falls below a majority, he may continue to be able to strongly influence or effectively control our decisions. In addition, he will have a contractual right to designate a number of directors proportionate to their stock ownership. See “Certain Relationships and Related Party Transactions — Nomination of our Directors.” Further, under our corporate charter, Mr. LeBow will not have any obligation to present to us, and Mr. LeBow may separately pursue corporate opportunities of which he becomes aware, even if those opportunities are ones that we would have pursued if granted the opportunity. See “Description of Capital Stock — Corporate Opportunities.”

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	the authorized number of directors can be changed only by resolution of our board of directors;
•	our bylaws may be amended or repealed by our Board of Directors or our stockholders;
•	stockholders may not call special meetings of the stockholders or fill vacancies on the Board of Directors;
•	our board of directors will be authorized to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the Board of Directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our Board of Directors does not approve;
•	our stockholders do not have cumulative voting rights, and therefore our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors; and

•	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent additional shares of common stock are subsequently issued, you will incur further dilution. Based on an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $     per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering.

The NASDAQ Capital Market may not list our securities for quotation on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We anticipate that our securities will be listed on The NASDAQ Capital Market, a national securities exchange, upon consummation of this offering. Although, after giving effect to this offering, we expect to meet, on a pro forma basis, The NASDAQ Capital Market’s minimum initial listing standards, which generally mandate that we meet certain requirements relating to stockholders’ equity, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that we will be able to meet those initial listing requirements. If The NASDAQ Capital Market does not list our securities for trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;
•	reduced liquidity with respect to our securities;
•	a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;
•	a limited amount of news and analyst coverage for our company; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our common stock will be listed on The NASDAQ Capital Market, our common stock will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on The NASDAQ Capital Market, our common stock would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Our failure to meet the continued listing requirements of The NASDAQ Capital Market could result in a de-listing of our common stock.

If after listing we fail to satisfy the continued listing requirements of The NASDAQ Capital Market, such as the corporate governance requirements or the minimum closing bid price requirement, NASDAQ may take steps to de-list our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with NASDAQ’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with NASDAQ’s listing requirements.

If our shares become subject to the penny stock rules, this may make it more difficult to sell our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTCBB does not meet such requirements and if the price of our common stock is less than $5.00, our common stock will be deemed penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stock holders may have difficulty selling their shares.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock approved for listing on The NASDAQ Capital Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller medical device companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products, services or technologies;
•	regulatory or legal developments in the United States and other countries;
•	developments or disputes concerning patent applications, issued patents or other proprietary rights;
•	the recruitment or departure of key personnel;
•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	changes in the structure of healthcare payment systems;
•	market conditions in the medical device sector;
•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could adversely affect our common stock price and trading volume.

Securities research analysts, including those affiliated with our underwriters, establish and publish their own periodic projections for our business. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match securities research analysts’ projections. Similarly, if one or more of the analysts who writes reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, our stock price or trading volume could decline. While we expect securities research analyst coverage, if no securities or industry analysts begin to cover us, the trading price for our stock and the trading volume could be adversely affected.

Future sales of our common stock, or the perception that future sales may occur, may cause the market price of our common stock to decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could materially and adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. The shares of common stock sold in this offering will be freely tradable, without restriction, in the public market, except for any shares sold to our affiliates.

In connection with this offering, we, our officers and directors and holders of our outstanding common stock have agreed, subject to limited exceptions, not to issue, sell or transfer any shares of common stock for 180 days after the date of this prospectus without the consent of Aegis Capital Corp. However, Aegis Capital Corp. may release these shares from any restrictions at any time. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of shares for future sale will have on the market price of our common stock.

Approximately      shares of common stock may be sold in the public market by existing stockholders on or about 181 days after [•], 2014, subject to volume and other limitations imposed under the federal securities laws. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our ability to raise capital through offerings of our common stock.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
•	reduced disclosure obligations regarding executive compensation; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to avail ourselves of the extended transition period for complying with new or revised accounting standards. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Capital Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We do not anticipate paying future dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We currently do not have any net operating loss carryforwards.

Net operating losses incurred by the Company as of December 31, 2012 have been used by the members to offset gains on other interests and are therefore not able to be carried forward to the Company.

We have identified a material weakness in our internal control over financial reporting. If our internal control over financial reporting is not effective, we may not be able to accurately report our financial results or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

In connection with the audit of the Company’s consolidated financial statements as of and for the years ended December 31, 2012 and 2011 and our expanded reporting requirements related to this filing, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness identified was due to a lack of accounting and finance personnel and the reliance on outside consultants. As such, our controls over financial reporting were not designed or operating effectively, and as a result there were adjustments required in connection with closing our books and records and preparing our December 31, 2012 and 2011 consolidated financial statements that were made by outside consultants.

In response to this material weakness, we plan to hire additional personnel with public company financial reporting expertise to build our financial management and reporting infrastructure, and further develop and document our accounting policies and financial reporting procedures. However, we cannot assure you that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weakness described above. We also cannot assure you that we have identified all of our existing material weaknesses, or that we will not in the future have additional material weaknesses. We have not yet remediated our material weakness, and the remediation measures that we intend to implement may be insufficient to address our existing material weakness or to identify or prevent additional material weaknesses.

Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. It is possible that, had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, material weaknesses or significant control deficiencies may have been identified. However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the requirement that our independent registered public accounting firm provide an attestation on the effectiveness of our internal control over financial reporting.

If we fail to remediate the material weakness or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. There is no assurance that we will be able to remediate the material weakness in a timely manner, or at all, or that in the future, additional material weaknesses will not exist or otherwise be discovered. If our efforts to remediate a material weakness are not successful, or if other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock from the NASDAQ Global Market, and could adversely affect our reputation, results of operations and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should,” “could,” “would,” “will” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

You should read this prospectus and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. These risks and uncertainties, along with others, are described above under the heading “Risk Factors.” Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $    , (or approximately $     if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, would increase (decrease) the net proceeds from this offering by approximately $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering as follows:

•	approximately $ to fund continued clinical development of AMG indication for our MyPRS® test;
•	approximately $ to expand our sales organization;
•	approximately $ to establish our San Diego corporate headquarters;
•	approximately $ to hire an executive team to manage and grow our business, including a Chief Financial Officer and a Chief Commercial Officer; and
•	for working capital and general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

We do not anticipate paying dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We are not subject to any legal restrictions respecting the payment of dividends, except that we may not pay dividends if the payment would render us insolvent. Any future determination as to the payment of cash dividends on our common stock will be at our board of directors’ discretion and will depend on our financial condition, operating results, capital requirements and other factors that our board of directors considers to be relevant.

CORPORATE CONVERSION

In connection with this offering, our board of directors and the holder of a majority of our outstanding units will elect to convert Signal Genetics LLC from a Delaware limited liability company to a Delaware corporation. In order to consummate such a conversion, a certificate of conversion will be filed with the Secretary of State of the State of Delaware prior to the effectiveness of the registration statement of which this prospectus is a part. In connection with the corporate conversion, outstanding Class A and Class B units of Signal Genetics LLC will be automatically converted into shares of common stock of Signal Genetics, Inc., all at a ratio of     . No U.S. federal taxable income or taxable gain is expected to be recognized by Signal Genetics, Inc. as a result of our conversion from a limited liability company to a corporation.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization, as of September 30, 2013:

•	on an actual basis;
•	on a pro forma basis to give effect to the debt conversion and the corporate conversion;
•	on a pro forma as adjusted basis after giving effect to the corporate conversion, as adjusted for the sale of the shares of our common stock in this offering at the assumed public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

You should consider this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statement and unaudited pro forma financial information and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2013
	(unaudited)
	Actual		Pro Forma	Pro Forma, As Adjusted(1)
Total Indebtedness		$25,423,197
Class A units, no par value; 100,000 authorized and 72,500 issued and outstanding, actual; no Class A Units issued and outstanding, pro forma; and no shares issued and outstanding, pro forma as adjusted.		2,000,000 (2)
Class B units, no par value; 50,000 authorized and 41,058 issued and outstanding, actual; no Class B units issued and outstanding, pro forma; and no Class B units issued and outstanding, pro forma as adjusted.		—
Common Stock, $0.01 par value, shares authorized, no shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma, as adjusted.		—
Additional paid in capital		—
Members’ deficiency		(24,999,359)

Total members’ deficiency/stockholders’ equity		(22,999,359)
Total capitalization	$		$	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficiency) equity and total capitalization on a pro forma as adjusted basis by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The number of shares of common stock that will be outstanding immediately after this offering is based on shares of common stock outstanding as of September 30, 2013 after giving effect to the debt conversion and the corporate conversion. The number excludes:

•	shares of our common stock reserved for issuance upon exercise of options outstanding as of [•], 2014 at a weighted average exercise price of per share, assuming the conversion of all such options into options to purchase shares of our common stock at a ratio of ;
•	shares of our common stock reserved for future issuance under the new equity incentive plan we intend to adopt in connection with this offering; and

•	shares of our common stock issuable upon exercise of the warrants granted to Aegis Capital Corp. upon completion of this offering.
(2)	This amount represents the capital contribution made by LeBow Alpha LLLP for Class A units, which has been broken out separately for the purposes of the capitalization table; however it is a component of the Company’s members’ deficiency.

DILUTION

If you invest in our common stock in this offering, your interest will be immediately and substantially diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after giving effect to this offering.

Our historical net tangible book value as of September 30, 2013 was $    , or $     per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of September 30, 2013, which includes     .

Our pro forma net tangible book value as of September 30, 2013 was $    , or $     per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of our common stock outstanding as of September 30, 2013, which includes      shares after giving effect to the corporate conversion and debt conversion.

After giving effect to the sale of the shares in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2013 would have been approximately $    , or $     per share. This represents an immediate increase in pro forma net tangible book value of approximately $     per share to our existing stockholders, and an immediate dilution of $     per share to investors purchasing shares of common stock in this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

The following table illustrates the per share dilution to investors purchasing shares in the offering:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2013	$
Increase in net tangible book value per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors		$

If the underwriter exercises its over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $     per share, representing an immediate dilution of $     per share to new investors, assuming that the initial public offering price will be $     per share, which is the midpoint of the range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the pro forma as adjusted net tangible book value by $    , the pro forma as adjusted net tangible book value per share by $     per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $     per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2013, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed public offering price of $per share, the midpoint of the estimated price range of this prospectus.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	%	Amount	%
Existing stockholders		%	$	%	$
New investors
Total		100.0%	$	100.0%	$

The number of shares of common stock that will be outstanding immediately after this offering is based on      units outstanding as of September 30, 2013 after giving effect to the debt conversion and the corporate conversion. The number excludes:

•	shares of our common stock reserved for issuance upon exercise of options outstanding as of at a weighted average exercise price of per share , assuming the conversion of all such options into options to purchase shares of our common stock at a ratio of ;
•	shares of our common stock reserved for future issuance under the new equity incentive plan we intend to adopt in connection with this offering; and
•	shares of our common stock issuable upon exercise of the warrants granted to Aegis Capital Corp. upon completion of this offering.

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to     , or     % of the total number of shares of common stock outstanding after this offering and the shares held by existing stockholders will be      but the percentage of shares held by existing stockholders will decrease to     % of the total shares outstanding.

To the extent that the underwriters’ over-allotment option is exercised or any warrants or options are exercised, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our financial statements and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are an emerging commercial stage, molecular diagnostic company focused on providing innovative diagnostic services that help physicians make better-informed decisions concerning the care of their patients suffering from cancer. Our mission is to develop, validate and deliver innovative diagnostic services that enable better patient-care decisions.

We were founded in January 2010 and became the exclusive licensee in our licensed field to the renowned research on multiple myeloma performed at the University of Arkansas for Medical Sciences, or UAMS, in April 2010. Our flagship service offering is the Myeloma Prognostic Risk Signature, or MyPRS®, test. The MyPRS® test is a microarray-based gene expression profile, or GEP, assay that tests for presence of specific groups of genes that can predict low or high level risk of early relapse in patients suffering from MM. The information provided by the MyPRS® test aids physicians in selecting the optimal treatment regime for each patient’s unique MM condition.

To our knowledge, we are the only company marketing a GEP test for assessing the status of MM in the United States. The MyPRS® test is protected by a substantial patent portfolio of issued and pending patents. Our proprietary estate consists of 10 issued patents and 26 pending patent applications, many of which protect and defend our exclusive ability to market the MyPRS® test as well as additional proprietary tests and treatments.

According to the American Cancer Society, ACS, and the National Cancer Institute, NCI, MM represents 1% of all cancers, 2% of all cancer related deaths and is the second most common blood cancer after leukemia representing approximately 15% of all hematomalignancies. Approximately 22,350 new cases of MM are expected to be diagnosed in the United States in 2013 and there are an estimated 77,617 people currently living with MM in the United States. Additionally, MM begins as a precursor condition known as monoclonal gammopathy of undetermined significance, or MGUS. It is estimated that more than 3% of the population of the United States 50 years of age or older have MGUS. MGUS is not itself harmful to health. But every year, 1% of MGUS patients will develop MM. Aside from the precursor condition MGUS, MM exists on a spectrum from asymptomatic or ‘smoldering’ multiple myeloma, or AMM, to full-blown MM. Collectively, these precursor conditions, MGUS and AMM are referred to as asymptomatic monoclonal gammopathy or AMG. Today it is not possible to accurately predict which of the more than 3 million patients with an AMG diagnosis will convert to full blown MM. A recent peer-reviewed publication demonstrated that our MyPRS® test was an independent predictor of the risk of progression from AMG to clinical MM. Further clinical study replicating these results will likely be necessary to enable broad market acceptance for the use of MyPRS® in MM precursor conditions. Nonetheless, the applicability of our test for use in predicting MM progression from AMG could potentially create a substantial increase in the patient population eligible for MyPRS® testing and as such represents an important pillar of our growth strategy.

Our growth strategy includes the following key elements:

•	Expand the U.S. market penetration of our MyPRS® test by increasing the geographic coverage of our sales force which currently consists of one employee.
•	Broaden the base of healthcare insurance companies that have approved reimbursements for MyPRS®.
•	Expand the diagnostic indications for MyPRS® to include AMG, the precursor condition to MM.
•	Establish partnerships with other reference laboratories to expand the market reach for MyPRS®.

•	Pursue collaborations with pharmaceutical companies who focus on developing therapies to treat MM and its precursor disease.
•	Expand our information technology infrastructure to further improve our customer service experience.
•	Continue to leverage our relationship with UAMS via our exclusive license agreement.
•	Expand our test offering with the addition of conventional tests used by physicians who care for MM patients.
•	Pursue additional collaborations and in-licensing to expand our service offering.
•	Continue to reduce the costs associated with the development, manufacture and interpretation of our proprietary genomic tests and services.

Our revenue is derived primarily from our laboratory testing services, and in particular from our MyPRS® testing services. We also derive a significant portion of our revenues from payments or reimbursements received from various payors, including Medicare, contracted insurance companies, directly billed customers (UAMS, pharmaceutical companies, reference labs and hospitals) and non-contracted insurance companies.

We believe a key challenge to achieving our growth strategy will be our ability to become contracted with additional payors beyond Medicare and Arkansas Blue Cross Blue Shield. In order to broaden our coverage policy approval to include a majority of the major healthcare insurance providers in the United States, we plan to hire experienced managed care professionals who can assist us with gaining contractual agreements with third-party payors. MyPRS® has been studied extensively and there are more than 30 peer-reviewed scientific publications that describe the validity and utility of the test. MyPRS® is one of the most extensively validated genomic assays available today. The MyPRS® assay has been validated on patient cohorts totaling over 4,500 patients, detailed in 17 peer-reviewed publications. Please visit our website at www.signalgenetics.com in the “Publications” section under the “Physician Resources” tab for a list of these publications. We intend to use these publications to create the clinical dossier that supports reimbursement approval by the majority of health care payors.

Other challenges to our growth strategy include: (1) the acceptance of our tests by the oncology community. For example, if medical oncologists do not adopt the use of MyPRS® to evaluate the risk of developing MM in patients with AMG, our growth strategy could be adversely affected, (2) if other tests that more accurately predict the severity of MM, the risk of progression of AMG to MM or the likelihood of response to therapy, are developed, physicians could stop ordering MyPRS®, adversely affecting our ability to generate revenue, and (3) payors, including our currently contracted payors, could reduce payment for MyPRS®.

Sources of Revenues and Expenses

Revenues

We generate revenues primarily from the completion of assays processed through our CLIA certified laboratory under a specified contractual protocol. During the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, the Company had one major customer, UAMS. Revenue sourced either from or through UAMS accounted for approximately 84%, 86% and 80%, respectively, of net revenue.

A significant portion of our revenues consist of payments or reimbursements received from various payors, including Medicare, contracted insurance companies, directly billed customers (UAMS, pharmaceutical companies, reference labs and hospitals) and non-contracted insurance companies. We report revenues from contracted payors and directly billed customers based on the contractual rate. Revenues from non-contracted payors are reported based on the amount expected to be collected, which is based on the historical collection experience of each payor or payor group, as appropriate. Our estimates of net revenue are subject to change based on the contractual status and payment policies of third-party payors with whom we deal. We regularly refine our estimates in order to make our estimated revenue as accurate as possible based on our most recent collection experience with each third-party payor.

Cost of Revenue

Our cost of revenue consists primarily of the cost of materials, direct labor, costs associated with processing specimens including pathological review, quality control analyses, and delivery charges necessary to render an individualized test result. Costs associated with performing tests are recorded as the tests are processed.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of sales commissions and support costs, salaries and related employee benefits, travel, license fees and marketing costs.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and related employee benefits, professional service fees, associated travel costs and depreciation and amortization expense.

Research and development expenses

Our research and development expenses primarily include laboratory supplies, reagents, and consulting costs associated with developing and validating new testing services.

Interest expense

Interest expense primarily reflects interest on the notes payable to the related party.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures in the financial statements. Critical accounting policies are those accounting policies that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance. While we base our estimates and judgments on our experience and on various other factors that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies used in the preparation of our financial statements require significant judgments and estimates. For additional information relating to these and other accounting policies, see Note 2 to our audited financial statements, appearing elsewhere in this prospectus.

Revenue Recognition

We recognize revenue from testing services in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 605, Revenue Recognition, which requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred and title and the risks and rewards of ownership have been transferred to the client or services have been rendered; (3) the price is fixed or determinable; and (4) collectability is reasonably assured. The Company records revenues when the tests have confirmed results which are evidence that the services have been performed. Revenues are recorded on an accrual basis as the contractual obligations are completed and as a set of assays is processed through our laboratory under a specified contractual protocol. Revenues are are billed to various payors, including Medicare, contracted insurance companies, directly billed customers (UAMS, pharmaceutical companies, reference labs and hospitals) and non-contracted insurance companies. The Company reports revenues from Medicare, contracted insurance companies and directly billed customers based on the contractual rate. The contractual rate is based on established, agreed upon rates between the Company and the respective payor and is the price invoiced by the Company. The Company reports revenues from non-contracted payors based on the amount expected to be collected which is based on the historical collection experience of each payor or payor group, as appropriate. The difference between the amount billed and the amount estimated to be collected from non-contracted payors is recorded as a contractual allowance at the same time the revenue is recognized, to arrive at reported net revenue. We do not record revenue from individuals for billings, deductibles or co-pays until cash is collected as collectability is not assured at the time services are provided, therefore there are no accounts receivable from self-payors. Gross revenues from individuals have been immaterial. Our estimates of net revenue for non-contracted insurance companies are subject to change based on the contractual status and payment policies of the third-party payors with whom we deal. We regularly refine our estimates in order to make our estimated revenue as accurate as possible based on our most recent collection experience with each third-party payor. We regularly review our historical collection experience for non-contracted payors and adjust our expected revenues for current and subsequent periods accordingly.

Accounts Receivable and Allowance for Doubtful Accounts

We record accounts receivable net of an alowance for doubtful accounts. We estimate an allowance for doubtful accounts based on the aging of the accounts receivable and our historical collection experience for each type of payor. We have not had any bad debts from any of our contracted customers or noncontracted insurance companies, therefore there is no allowance for doubtful accounts recorded as of September 30, 2013, December 31, 2012 and 2011.

The following tables present our gross accounts receivable from customers outstanding by aging category reduced by total contractual allowances to arrive at the net accounts receivable balance at September 30, 2013 and December 31, 2012. Other than our direct bill customers, all of our receivables were pending approval by third-party payors as of the date that the receivables were recorded:

	September 30, 2013
	0-30 Days	31-60 Days	61-90 Days	Over 90	Total
Medicare	$26,221	$14,983	$16,856	$80,793	$138,853
Contracted insurance companies	8,295	14,295	10,295	—	32,885
Direct bill	219,617	31,738	3,500	5,250	260,105
Non-contracted insurance companies	102,305	51,153	65,933	1,203,630	1,423,021
	$356,438	$112,169	$96,584	$1,289,673	1,854,864
Less: Contractual allowances					929,538
Accounts receivable, net					$925,326

	December 31, 2012
	0-30 Days	31-60 Days	61-90 Days	Over 90	Total
Medicare	$4,148	$4,158	$8,607	$48,576	$65,489
Contracted insurance companies	—	—	—	—	—
Direct bill	293,682	282,287	45,090	30,624	651,683
Non-contracted insurance companies	79,800	109,695	58,949	838,450	1,086,894
	$377,630	$396,140	$112,646	$917,650	1,804,066
Less: Contractual allowances					608,467
Accounts receivable, net					$1,195,599

The days sales outstanding for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011 was 90, 101 and 132 days, respectively. The decrease in the number of days for each period is primarily due to an improvement in our internal billing processes as well as the collection rates from third-party providers.

Equity Incentive Compensation

We recognize compensation expense in an amount equal to the estimated grant date fair value of each stock award over the estimated period of service and vesting. This estimation of the fair value of each stock-based grant or issuance on the date of grant involves numerous assumptions by management. The use of different values by management in connection with these assumptions could produce substantially different results.

Impairment of Long-Lived Assets

Our management reviews our long-lived assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We recognize an impairment loss when the sum of the future undiscounted net cash flows expected to be realized from the asset is less than its carrying amount. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Considerable judgment is necessary to estimate the fair value of the assets and accordingly, actual results could vary significantly from such estimates. Our most significant estimates and judgments relating to the long-lived asset impairments include the timing and amount of projected future cash flows.

Accounting for Income Taxes

Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates. Future tax benefits are subject to a valuation allowance when management is unable to conclude that our deferred tax assets will more-likely-than-not be realized from the results of operations. Our estimate for the valuation allowance for deferred tax assets requires management to make significant estimates and judgments about projected future operating results. If actual results differ from these projections or if management’s expectations of future results change, it may be necessary to adjust the valuation allowance.

Recent Accounting Pronouncements

We have reviewed all recently issued standards and have determined they will not have a material impact on our financial statements or do not apply to our operations.

Results of Operations

Nine months Ended September 30, 2013 Compared to Nine months Ended September 30, 2012

Revenue

Revenue was $3,225,881 for the nine months ended September 30, 2013, a decrease of $116,021 or 3.5% compared to $3,341,902 for the same period in 2012. The decrease in revenue was due to a combination of the following:

•	A $99,388 decrease in revenue sourced either from or through our major customer, UAMS. Although this revenue consisted of a 7% increase in tests performed during the nine months ended September 30, 2013 as compared to the same period in 2012 (2,714 tests performed in the nine months ended September 30, 2013 versus 2,535 tests performed in the same period of 2012), the average sales price per test dropped by $110.04 due to the mix in both the type of test being performed (research versus clinical) and the type of payor category.
•	A decrease of $16,633 in revenue sourced from non-UAMS customers that included a 61% decrease in revenue from pharmaceutical companies due to the completion of a clinical study in 2013 ($159,420 decrease) and an increase in revenue from other hospitals outside of UAMS of 55% ($142,787 increase). These revenues resulted from a 4% decrease in tests performed during the nine months ended September 30, 2013 as compared to the same period in 2012 (268 tests performed in the nine months ended September 30, 2013 versus 280 tests performed in the same period of 2012). This decrease in volume was a result of the completion of a pharmaceutical company clinical study that resulted in 56 fewer tests performed in 2013 versus the same period in 2012. Additionally, we experienced an increase in the average sales price per test of $21.09. The increase in average sales price is primarily due to improvement in collection rates from third-party payors and better acceptance of our tests by insurance companies.

Cost of revenue

Cost of revenue was $1,803,887 for the nine months ended September 30, 2013, a decrease of $486,435 or 21.2%, compared to $2,290,322 for the same period in 2012. The primary reason for the decrease in costs was a reduction in the cost of materials after re-negotiating with our supplier and the reduction of operating costs through efficiencies at our laboratory. In addition, costs of revenue include a number of fixed costs that do not vary with revenue.

Selling and marketing expenses

Selling and marketing expenses were $364,980 for the nine months ended September 30, 2013, a decrease of $1,073,895, or 74.6%, compared to $1,438,875 in the same period in 2012. The primary reason for the decrease in selling and marketing expenses was due to reduction of our sales staff. As discussed below under the caption “Business — Our Growth Strategy,” we plan to expand our sales force and marketing expenditures once we complete this offering.

General and administrative expenses

General and administrative expenses were $1,681,607 for the nine months ended September 30, 2013, a decrease of $562,867, or 25.1%, compared to $2,244,474 in the same period in 2012. The primary reason for the decrease was due to decreased legal costs primarily related to a tortuous interference case that was initiated in 2012 and eventually settled in August 2013 and the termination and settlement agreements of several management level employees during 2012.

Research and development expenses

Research and development expenses were $78,697 for the nine months ended September 30, 2013, a decrease of $142,848, or 64.5%, compared to $221,545 in the same period in 2012. The primary reason for the decrease in research and development expenses was due to the abandonment of certain research projects that were deemed to not be viable.

In the future, we expect research and development expenses to increase as we work to develop additional diagnostic tests and add indications to our MyPRS® test. We cannot estimate the amounts we will need to invest in order to achieve the new indications or new tests, nor do we know if we will be successful in these endeavors.

Interest expense

Interest expense was $1,486,133 for the nine months ended September 30, 2013 compared to $1,131,439 in the same period in 2012. The primary reason for the increase was due to increased borrowings on our note payable to the related party.

Discontinued operations

We had a net loss from discontinued operations of $1,593,448 for the nine months ended September 30, 2012. The primary reason for this loss was due to fact that all operations related to CC Health LLC were classified as discontinued operations, and this division was completely shut down by July 2012, as management determined that the expense of developing the division’s technology would be better spent on the Company’s core business.

Net loss attributable to member of Signal Genetics LLC

For the foregoing reasons, we had a net loss attributable to member of Signal Genetics LLC of $(2,429,423) for the nine months ended September 30, 2013 compared to a net loss attributable to member of Signal Genetics LLC of $(5,878,201) for the nine months ended September 30, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue

Revenue was $4,406,042 for the year ended December 31, 2012, an increase of $2,490,415 or 130.0% compared to $1,915,627 for the same period in 2011. The primary reason for the increase in revenue was due to the launch of our diagnostic tests in July 2011 therefore we had six months of revenue in 2011 and twelve months of revenue in 2012. In addition, the increase was due to a combination of the following:

•	A $2,237,623 increase in revenue sourced either from or through our major customer, UAMS. This revenue consisted of a 171% increase in tests performed during the year ended December 31, 2012 as compared to the same period in 2011 (3,492 tests performed in 2012 versus 1,287 tests performed in 2011). However, the average sales price per test decreased by $111.60 primarily due to the increase in UAMS-derived research-based testing, which has a lower sales price.
•	In addition, revenue sourced from non-UAMS customers increased by $253,342, which consisted of a 78% increase in the number of tests performed during the year ended December 31, 2012 as compared to the same period in 2011 (349 tests performed in 2012 versus 196 tests performed in 2011). Additionally, we experienced a decrease in average selling price of $128.81. The decrease was primarily due to an increase in the number of third-party insurance companies with whom we had limited payment experiences.

Cost of revenue

Cost of revenue was $2,897,895 for the year ended December 31, 2012, an increase of $507,525 or 21.2%, compared to $2,390,370 for the same period in 2011. The primary reason for the increase in costs was due to the increase in revenue as noted above due to a full year of operations. In addition, costs of revenue include a number of fixed costs that do not vary with revenue.

Selling and marketing expenses

Selling and marketing expenses were $1,469,534 for the year ended December 31, 2012, an increase of $856,638, or 139.8%, compared to $612,896 in the same period in 2011. The primary reason for the increase in selling and marketing expenses was due to the hiring of a sales staff and marketing team after operations were launched in July 2011 to promote our services. The combination of their salaries, related benefits and travel expenses made up the entire increase.

General and administrative expenses

General and administrative expenses were $2,988,091 for the year ended December 31, 2012, an increase of $398,304, or 15.4%, compared to $2,589,787 in the same period in 2011. The primary reason for the increase was due to salaries and related benefits for personnel hired after operations were launched in July 2011.

Research and development expenses

Research and development expenses were $225,378 for the year ended December 31, 2012, an increase of $122,061, or 118.1%, compared to $103,317 in the same period in 2011. The primary reason for the increase in research and development expenses was due to materials purchased for research to develop tests for other indications and diseases and patent related expenses.

Interest expense

Interest expense was $1,571,054 for the year ended December 31, 2012, compared to $561,029 in the same period in 2011. The primary reason for the increase was due to $6,635,000 in increased borrowings on our note payable to the related party during 2012 and the majority of the $12,904,000 in borrowings in 2011 being made during the second half of the year.

Discontinued operations

We had a net loss from discontinued operations of $1,592,945 for the year ended December 31, 2012, compared to $8,492,722 in the same period in 2011. The primary reason for the decrease was due to $6,750,838 in impairment charges recorded in 2011. Both periods include approximately six months of operations as this division was completely shut down by July 2012.

Net loss attributable to member of Signal Genetics LLC

For the foregoing reasons, we had a net loss attributable to member of Signal Genetics LLC of $(6,728,855) for the year ended December 31, 2012 compared to a net loss attributable to member of Signal Genetics LLC of $(12,974,494) for the year ended December 31, 2011.

Liquidity and Capital Resources

We had cash of $226,254 at September 30, 2013 compared to $112,534 at December 31, 2012, and total current liabilities of $25,765,551 at September 30, 2013 compared to $23,298,467 at December 31, 2012. As of September 30, 2013 we had a working capital deficit of approximately $24,197,000.

Our principal sources of cash have included borrowings on our note payable to the related party. We expect that as our revenues grow, our operating expenses will continue to grow and, as a result, we will need to generate significant additional net revenues to achieve profitability.

The Company has no material commitments for capital expenditures at this time.

As described in Note 1 of our accompanying financial statements, our auditors have issued a going concern opinion on our December 31, 2012 financial statements, expressing substantial doubt that we can continue as an ongoing business for the next twelve months after issuance of their report since the Company’s ability to successfully continue is primarily dependent upon continued support from the majority member. The Company may seek additional financing and/or strategic investments prior to the offering or following the offering, depending on the proceeds generated by the offering. However, there can be no assurance that any additional financing or strategic investments will be available on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, the Company will most likely be required to seek loans from its majority member who will become our majority stockholder (who is under no obligation to make any such loans to the Company) on similar terms as the Company has obtained in the past, seek additional debt or equity financing and/or reduce certain discretionary spending, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot continue as a viable entity, our stockholders may lose some or all of their investment in us.

Operating activities

The following table sets forth our net cash used in operations for the periods indicated:

	Nine Months Ended September 30, 2013	Year Ended December 31,
		2012	2011
Net loss from continuing operations	$(2,189,423)	$(4,745,910)	$(4,341,772)
Non-cash adjustments	1,602,115	1,734,384	7,496,915
Changes in operating assets and liabilities	(79,064)	(1,558,550)	413,743
Net cash used in operating activities of discontinued operations	(143,875)	(1,654,812)	(8,236,980)
Net cash used in operations	$(810,247)	$(6,224,888)	$(4,668,094)

We used $810,247 of net cash in operating activities in the nine months ended September 30, 2013. Non-cash adjustments primarily reflect non-cash accrued interest on the note to the related party of $1,484,149. Changes in operating assets and liabilities primarily reflect decreases in accounts receivable of $270,273 offset by decreases in accounts payable and other accrued expenses of $281,782. The primary reason for the decrease in accounts receivable was due to an improvement in our internal billing processes and the collection rate from third-party providers. Our days sales outstanding (“DSO”) for the year ended December 31, 2012 were 101 days. Our DSOs for the nine months ending September 30, 2013 were 90 days. We do not know if collections will continue to improve or remain at these levels. Moreover, future collections may depend upon our ability to obtain in-network contracts with additional insurance providers. The decreases in accounts payable and accrued expenses were due to payments and reductions in fees for legal and consulting services. The net cash used in operating activities of discontinued operations was due to payments for remaining liabilities of the CC Health business.

We used $6,224,888 of net cash in operating activities in the year ended December 31, 2012. Non-cash adjustments primarily reflect non-cash accrued interest on the note to the related party of $1,560,270. Changes in operating assets and liabilities primarily reflect a decrease in inventory of $166,392 offset by an increase in accounts receivable of $369,579 and a decrease in accounts payable and other accrued expenses of $1,321,893. The primary reason for the increase in accounts receivable is due to the increased revenues in 2012. The decrease in accounts payable and other accrued expenses was primarily due to cash inflow from operations primarily beginning in 2012. The net cash used in operating activities of discontinued operations was primarily due to the net loss incurred for discontinued operations of $1,592,945 during the year.

We used $4,668,094 of net cash in operating activities in the year ended December 31, 2011. Non-cash adjustments primarily reflect a non-cash impairment of long-lived assets on the discontinued operations of $6,750,838 and non-cash accrued interest on the note to the related party of $559,069. Changes in operating assets and liabilities primarily reflect an increase in accounts payable and other accrued expenses of $1,233,781 offset by an increase in accounts receivable of $734,414. The primary reason for the increase in accounts payable and other accrued expenses was due to the ramp in operations toward the end of 2011 and the timing of disbursements. The increase in accounts receivable was due to the commencement of our operations in July 2011 and limited experience with third-party payors. The net cash used in operating activities of discontinued operations was primarily due to the net loss incurred for discontinued operations of $8,492,722 during the year.

Investing activities

We had $8,327 of net cash provided by investing activities in the nine months ended September 30, 2013 due to decreases in security deposits.

We used $119,347 of net cash in investing activities in the year ended December 31, 2012 primarily due to purchases of property and equipment.

We used $7,426,078 of net cash in investing activities in the year ended December 31, 2011 primarily due to the purchase of the Diagnocure business in June 2011 for $6,880,000 and for the purchases of other property and equipment of $519,644.

As of this time, we plan to focus on our growth strategies and do not plan on using a material amount of the net proceeds from this offering in investing activities.

Financing activities

We generated $915,640 of net cash from financing activities during the nine months ended September 30, 2013, primarily due to the net proceeds of $1,355,526 on our note payable to the related party offset by $240,000 paid in distributions and $154,033 paid for deferred issuance costs.

We generated $5,805,573 of net cash from financing activities during the year ended December 31, 2012, primarily due to proceeds of $6,635,000 on our note payable to the related party offset by $720,000 paid in distributions.

We generated $12,634,430 of net cash from financing activities during the year ended December 31, 2011, primarily due to proceeds of $12,903,750 on our note payable to the related party offset by $250,000 paid in distributions.

Description of Indebtedness

We have borrowed money to support operations from Mr. LeBow and from various entities owned by him. As of September 30, 2013, the aggregate amount payable under such notes is $25.4 million. The notes bear interest at 8% compounded monthly and are due on demand. Interest expense has been accrued and is included in the balance reflected on the balance sheet. The notes are collateralized by substantially all of the assets of the Company.

In addition, we acquired certain property and equipment through the issuance of a note payable totaling approximately $182,000. The note is payable in thirty-six monthly installments of $5,320 through August 2014. The effective interest rate of the notes is 3.4%. The related equipment is collateral for the note.

Related Party Transactions

See above for a description of our note payable to the related party.

Off-Balance Sheet Arrangements

As of each of September 30, 2013 and December 31, 2012, we were contingently liable for a standby letter of credit for $50,000 issued as a security deposit on a lease. We have approximately $50,000 cash in a restricted account that is held as collateral for this letter of credit. Otherwise, we have no off-balance sheet arrangements.

Commitments and Contingencies

As of each of September 30, 2013 and December 31, 2012, other than our office and lab lease, employment agreements with key executive officers, a license agreement with UAMS and a services agreement with a third party to assist with collections from customers we had no material commitments other than the liabilities reflected in our financial statements.

The JOBS Act

In April 2012, the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of the extended transition period for complying with new or revised accounting standards. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

BUSINESS

General

We are an emerging commercial stage, molecular diagnostic company focused on providing innovative diagnostic services that help physicians make better-informed decisions concerning the care of their patients suffering from cancer. Our mission is to develop, validate and deliver innovative diagnostic services that enable better patient-care decisions. We were founded in January 2010 and became the exclusive licensee in our licensed field to the renowned research on multiple myeloma performed at the University of Arkansas for Medical Sciences, or UAMS in April 2010.

Multiple myeloma, or MM, is a hematologic, or blood, cancer that develops in the bone marrow and specifically affects the plasma cells of the bone marrow. Normal plasma cells produce immunoglobins, otherwise known as antibodies, which help the body fight infection and disease. In MM, the normal plasma cells become malignant and inhibit the production of normal blood cells and antibodies, including red blood cells, white blood cells and blood platelets, and crowd the bone marrow with malignant plasma cells, which produce an abnormal antibody called a monoclonal protein, or M protein. The hallmark characteristic of myeloma is a high level of M protein in the blood. MM can also cause soft spots in the bone known as osteolytic lesions. MM is the second most common blood cancer after leukemia and represents approximately 15% of all hematomalignancies. According to the American Cancer Society, or ACS, and the National Cancer Institute, NCI, approximately 22,350 new cases of MM are expected to be diagnosed in the United States in 2013 and approximately 10,710 deaths from MM are expected to occur in the United States in 2013. More Americans will die from MM this year than from any other blood cancer. Although a relatively rare disease, MM is responsible for 2% of all cancer deaths in the United States each year and will kill more Americans than melanoma, the deadliest form of skin cancer. There are an estimated 77,617 people currently living with MM in the United States. The ACS estimates that the lifetime risk in the United States of getting MM is 1 in 149. [American Cancer Society: www.cancer.org and National Cancer Institute: www.seer.cancer.gov]

To date, there are no known causes of MM. The most significant risk factor for developing MM is age. According to Nature: International Weekly Journal of Science’s supplement on MM published on December 15, 2011 in volume 480, page S-33 through S-80, or Nature’s MM supplement, 96% of MM cases are diagnosed in people older than 45 years of age, and more than 63% are diagnosed in people older than 65 years of age. There are usually no early stage symptoms of MM and a suspicion of a MM diagnosis is often made incidentally through routine blood tests which reveal low numbers of red blood cells and high levels of protein. Once diagnosed, MM is classified into one of three categories in a process known as staging. Staging is the process of determining how widespread or advanced the cancer is. Under the International Staging System, or ISS, MM is classified into three stages based upon the presence of serum beta-2 microglobulin and serum albumin, which are blood proteins that are measured through a blood test. Staging is the key factor in a physician’s determination of the course of treatment for a patient and that patient’s outlook or prognosis for recovery. Prognosis is typically based on the existence of different signs, symptoms and circumstances. Certain laboratory and clinical findings, or prognostic indicators, provide important information for myeloma, including when treatment should begin and what treatments to use, based upon a patient’s individual risk for relapse. However, those experts caring for MM patients have been faced with a staging system that predates the current era and a large amount of new genomic information that could assist in the staging process. The traditional approach which utilizes cytogenetic analysis (i.e., karyotyping) and FISH, for staging has not been able to accurately stage MM patients or fully assess the risk of relapse and classify MM. A more comprehensive and systematic approach is necessary to meet this unmet medical need. [IMWG Consensus on Risk Stratification in Multiple Myeloma”, Leukemia, Chng et al, advance online publication, 20 September 2013; (2013) doi: 10.1038/leu.2013.247 “Myeloma Classification & Risk Assessment”, Seminars in Oncology, Fonseca and Monge, Vol. 40, No. 5, October 2013, pg. 554.]

Our flagship service is the Myeloma Prognostic Risk Signature, or MyPRS®. The MyPRS® test is a microarray-based gene expression profile, or GEP, assay that tests for presence of specific groups of genes that can predict low or high level risk of early relapse. The MyPRS® test provides a whole-genomic expression profile of a person’s myeloma. The GEP is a genetic fingerprint of a cancer, with each cancer being unique, just as each fingerprint is unique. Many recent studies show that the GEP of cancerous tumors can help make personalized treatment possible, and our MyPRS® test is the first one to be developed for multiple myeloma according to the 2007 Shaughnessy paper in the Journal Blood. MyPRS® can be used at the time of initial myeloma diagnosis or when the patient has experienced a relapse to aid physicians in selecting the optimal treatment regime for each patient’s unique condition. Specifically the test allows:

•	risk stratification to help distinguish patients with indolent myeloma that may not need treatment from those patients with aggressive MM that requires more aggressive treatment; and
•	identification of important genomic alterations that allow for myeloma sub classification that may affect the specific choice of therapies.

In the nine months ended September 30, 2013, we had total revenue of $3.2 million compared to $3.3 million in the same period in 2012. In the year ended December 31, 2012, we had total revenue of $4.4 million compared to $1.9 million in 2011.

Our Proprietary Genomic Tests and Services

Background

The last two decades have brought significant changes in the management of patients with MM. More effective therapies have improved the outlook for patients and progress in analytical genomics has made it clear that MM is a heterogeneous condition with a variety of genomic alterations. However, we believe those experts caring for MM patients have been faced with an antiquated staging system that does not utilize new genomic information. We believe the traditional approach utilizing staging based on cytogenetic analysis (i.e., karyotyping) and FISH testing has not been adequate to fully assess risk and classify MM, and that a more comprehensive and systematic approach is necessary to optimize treatment of MM patients.

Our MyPRS® GEP ‘signatures’ test enables physicians to obtain more complete information than has heretofore been available for the purposes of allowing optimal treatment and care due to the ability to more accurately predict a patient’s outcome and severity of disease. The ability to better predict patient outcomes is a valuable tool for physicians and patients to use to help establish an appropriate course of treatment for patients with MM. Both new patients and those with relapses of MM may benefit from our test. We believe the ability to better predict a patient’s outcome through the GEP ‘signature’ could also enhance the ability of pharmaceutical and biotech companies to develop personalized treatments for MM.

Researchers at the UAMS developed a genomic profile test for patients with MM, which has been exclusively licensed for use by us. The test is a microarray-based test that predicts the prognosis of patients with MM and which provides guidance as to optimal patient management both at the time of initial diagnosis and at the time of relapse after treatment. The MyPRS® test took over 10 years to develop and its accuracy, validity and clinical utility have been demonstrated in over 4,500 patients and have been documented in 17 articles published in peer-reviewed U.S. and international medical journals. Based on the published medical literature, many experts in MM have concluded that the MyPRS® test should be used as part of routine patient management. [“Complete remission in multiple myeloma examined as time-dependent variable in terms of both onset and duration in Total Therapy protocols”, Hoering et el; Blood 2009 114: 1299-1305, “The molecular characterization and clinical management of multiple myeloma in the post-genome era”; Zhou et al, Leukemia, advance online publication, 6 August 2009; doi: 10.1038/leu.2009.160, “Myeloma Classification & Risk Assessment”; Fonseca & Monge; Seminars in Oncology; Vol. 40, No. 5, October 2013, pp. 554-566.]

The MyPRS® test is performed on cells obtained from MM patients and involves isolating malignant plasma cells from the bone marrow and extracting their RNA. Through the use of state-of-the-art microarray technology and the application of proprietary software to analyze raw genetic data, the MyPRS® test is able to determine the specific subtype of MM present and to predict the prognosis and risk of relapse after treatment.

We believe the published data supports performance of the MyPRS® GEP testing on patients with myeloma at the time of diagnosis and at the time of relapse after therapy. Even in patients without clinical symptoms, the altered expression levels of specific genes involved in bone destruction or cellular proliferation may be able to forecast prognosis. In clinically apparent myeloma, the test can help stratify patients according to survival probability with more accuracy than other available tests. In addition, when MyPRS® is performed at the time of relapse, it can help predict whether a patient has progressed to a high-risk gene profile. Thus, we advocate that newly diagnosed MM patients should obtain MyPRS® GEP analysis. Approximately 15% to

25% of this patient group will have a MyPRS® GEP profile that predicts relapse within a relatively short period of time. [“Myeloma Classification & Risk Assessment”; Fonseca & Monge; Seminars in Oncology; Vol. 40, No. 5, October 2013, pp. 554-566.] Those patients who relapse may be reassessed with the MyPRS® test at the time of relapse to help determine whether their MyPRS® GEP signature has changed. If this reassessment reveals a conversion to a high-risk gene profile, more aggressive therapeutic options may be warranted because a conversion to high-risk MM is correlated with a significant reduction in post-relapse survival.

Our Technology

The MyPRS® test is performed on RNA extracted from CD138 positive plasma cells obtained from the bone marrow of MM patients. This allows the precise determination of the percentage of CD138 positive plasma cells in the specimen and ensures sufficient genetic material will be available for GEP analysis. The purified RNA from the isolated plasma cells is fluorescently labeled and hybridized (or crossbred) to a whole-genome GeneChip® platform, containing over 54,000 complimentary genetic sequences. After all unbound RNA is washed away, the chip is scanned and the florescence intensity of each probe is quantified, resulting in a whole-genome expression profile. The MyPRS® assay utilizes the Affymetrix GeneChip® 3000Dx v.2 system, a state-of-the-art whole-genome microarray platform, specifically designed for clinical applications. The GeneChip® system has been extensively validated across thousands of publications and is an internationally recognized standard for microarray-based profiling of RNA from human tissues. The Affymetrix platform has been FDA cleared and CE marked by the European Commission for marketing within the European Union for a number of in vitro diagnostic uses.

Each patient’s bone marrow aspirate, isolated RNA and their normalized gene expression profile, undergoes a series of quality control checks throughout the process to ensure the integrity of the results generated. The final step in the MyPRS® test involves the use of proprietary statistical and bioinformatic algorithms that are the product of more than two decades of research at the Myeloma Institute for Research and Therapy, or MIRT, at UAMS. After generation of a whole genome profile that passes quality assurance testing, MyPRS® algorithms are applied to generate a series of informative results:

•	Prognosis: Quantification of the expression of 70 genes to help predict the patient’s prognosis and overall risk for relapse and survival. This can aid in the selection of the most appropriate therapeutic regime for each patient.
•	Molecular Subtype: Interrogation of 700 genes for the presence of specific alterations that may allow classification of MM into seven disease subtypes. This can further stratify a patient’s risk profile and has the potential to further identify the best therapeutic option for many patients.
•	Virtual Karyotype: Identification of MM cytogenetic abnormalities, or CA, through the MyPRS® virtual karyotype. MyPRS® virtual karyotype, based upon the expression levels of 816 genes, has an accuracy rate up to 89% when compared with conventional methods for assessing CA (e.g., metaphase karyotype and array-based comparative genomic hybridization). [“Prediction of cytogenetic abnormalities with gene expression profiles”; Zhou et al, Blood journal, prepublished online as Blood First Edition paper, April 10, 2012; D01 10.1182/blood-2011-10-388702.] This high rate of agreement with conventional karyotyping means that physicians may be able to use MyPRS® in cases where, for example, conventional karyotyping is not possible.

The final result of the MyPRS® analysis process is a readily interpretable, well-referenced, gene expression profiling report which can aid the physician’s ability to offer truly personalized treatment options.

Our Services

We offer our MyPRS® test in our approximately 2,800 square foot state-of-the-art laboratory located in Little Rock, Arkansas, which has been certified under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, to perform high complexity testing. Our test is approved for sale in 48 of the 50 states. We are currently seeking a license in New York for the MyPRS® test, which would enable us to perform MyPRS® testing for patients located in New York. We also plan to apply for licensure in the state of Rhode Island within the next year as we expand our sales organization. We are dedicated to making our extensively validated diagnostic services available to all patients who need them.

In addition, we are exploring, and peer-review studies are being conducted on, the use of our MyPRS® test as an indicator of progression to MM in patients with AMG, a precursor condition to MM. There is, however, currently no projected timeline for our use of MyPRS® in AMG patients. For a discussion of MyPRS® in AMG patients see “— Market Opportunity,” below.

Over the next 12 to 18 months, we intend to expand our test menu by adding tests that are needed to manage MM patients. There is a broad array of molecular and cytogenetic testing modalities that are utilized in the management of patients with MM, such as conventional cytogenetics, FISH, molecular tests, M protein serum test and flow cytometry (especially in the context of minimum residual disease testing for MM therapy response). We also plan to launch a targeted next generation gene sequencing service to assist our physician customers in further characterizing their MM patients and assisting with identifying the potential to use targeted therapies based upon the specific genetic mutations of their patients’ tumors. It is our intent to add such complimentary services to our proprietary MyPRS® franchise to provide a more comprehensive suite of tests for our oncologist customers and their patients.

Market Opportunity

Over the past several decades, improved awareness and diagnostic testing technologies have led to an increase in the early diagnosis of cancer. Although the goals of these efforts were to decrease cancer mortality, national data demonstrate significant increases in early-stage disease, without a proportional decline in later-stage disease. What has emerged amongst clinicians and researchers has been an appreciation of the complexity of cancer. Cancers are heterogeneous and do not follow a uniform course. In some cases, cancer can lead to severe disease and death, in other cases can be indolent and in other cases patients die from non-cancer related causes irrespective of the aggressiveness of their disease. Unfortunately, identifying those patients who will likely die of something other than their particular cancer diagnosis is difficult. [“Overdiagnosis and Overtreatment in Cancer: An Opportunity for Improvement”; Esserman et al; JAMA, Published Online: July 29, 2013. Doi.10.1001/jama.2013.108415.]

One of the main goals in the care of those individuals diagnosed with cancer is to accurately predict the clinical course of the patient and the progression of the disease. Accurate predictions could provide physicians with the ability to predict more personalized therapeutic options for their cancer patients. The choice of therapy can change depending on many variables such as age, stage of disease, comorbidities and specific genetic mutations. According to Nature’s MM supplement, this is particularly true for MM patients whose therapeutic options can range from ‘watchful waiting’ for those with low risk disease, to an intense regimen involving multimodality chemotherapies and one or more bone marrow or stem cell transplantations for those with high risk disease.

Before 1990, treatment of MM was limited to the use of melphalan (a chemotherapeutic agent) and prednisone (a steroid), which were of marginal effectiveness. In 1986, high dose dexamethasone (a steroid), which is used to induce plasma cell lysis, was introduced and in the early 1990s, induction therapy with vincristine, doxorubicin (a chemotherapeutic agent) and dexamethasone, followed by stem cell transplant after high dose melphalan was introduced and resulted in longer term remissions but patients always relapsed. Then, in 1999, thalidomide was added to existing regimens for MM. The first clinicians to attempt the use of thalidomide in the treatment of MM were at the UAMS. The initial use of thalidomide ultimately led to the development of Revlimid®, Celgene’s blockbuster drug that is now part of most front-line therapies for the treatment of MM. In 2006, Velcade® was approved and added to existing regimens. Thalomid®, Revlimid® and Velcade® are now considered cornerstones of therapy in addition to stem cell transplant after bone marrow ablation, a process whereby the human bone marrow cells are eliminated in preparation for a bone marrow transplant, performed using high-intensity chemotherapy and total body irradiation. [“The Future of Drug Development and Therapy in Myeloma”; Seminars in Oncology, Lonial and Boise, Vol. 40, No. 5, October 2013.]

Although new treatments for patients with MM have become available over the last 10 years, their use has not resulted in uniformly better outcomes, such as overall survival. In part, this is because MM is a disease with significant tumor heterogeneity at the molecular level. Specialists in MM have long recognized the need for diagnostic tests that accurately identify the mutations and genotype of each patient with MM in order to allow risk stratification, predict prognosis and response to treatment. Because classic staging modalities such as clinical factors and cell morphology (the microscopic review of tumor material by a pathologist) have very limited ability to classify MM, physicians have used plasma cell labeling indices, chemical markers, imaging studies and genetic abnormalities at the chromosomal level (e.g., cytogenetics) to improve their ability to predict prognosis. Unfortunately, even these tests provide limited information as to a particular MM patient’s prognosis and response to treatment. [“Introduction: Recent Advances in the Understanding and Management of Multiple Myeloma”; Seminars in Oncology, Jakubowiak: Vol. 40, No. 5, October 2013, pp. 535-536, “Myeloma Classification & Risk Assessment”; Fonseca & Monge; Seminars in Oncology; Vol. 40, No. 5, October 2013, pp. 554-566.]

Medical practitioners in the myeloma field agree that there is a critical need to utilize genetic risk stratification methods at the time of initial diagnosis because of the potential to enhance the ability to define and discriminate patients at high risk for early relapse from those at low risk for relapse in order to better personalize treatment of these patients according to their levels of risk and relapse. Armed with such a stratification algorithm, physicians could have a greater ability to individualize treatment options, improve therapeutic efficacy and clinical outcomes, minimize adverse effects, perform fewer diagnostic tests, decrease unnecessary treatments, and reduce the clinical and financial burden to health care systems and individual patients. Now, with the use of MyPRS® GEP, it has become possible to go beyond morphological and chromosomal level analysis and better identify the individual MM genomic profile of each individual patient. [“Smoldering multiple myeloma requiring treatment: time for a new definition?”; Dispenzieri et al, Blood Prepublished online October 21, 2013; doi: 10.1182/blood-2013-08-520890.]

Unlike many forms of cancer, multiple myeloma is often asymptomatic, even in advanced stages. MM begins as a precursor condition known as MGUS. It is estimated that more than 3% of the population of the United States 50 years of age or older have MGUS. [“Prevalence of Monoclonal Gammopathy of Undetermined Significance: A Systematic Review”; Wadhera et al, Mayo Clin Proc. 2010; 85(10): 933-942.] Characterized by an excess of particular immunoglobulins or M proteins in the serum or urine with less than 10% plasma cells in the bone marrow, MGUS is not itself harmful to health. But according to the ACS and NCI, every year, 1% of MGUS patients will develop MM. According to Nature’s MM supplement, there is no way to identify those MGUS patients that will convert to MM; but due to the high mortality rate and speed of disease progression, clinicians are eager to identify those patients so they can start treating them as soon as is appropriate.

Aside from the precursor condition MGUS, MM exists on a spectrum from AMM to full-blown MM. Collectively, these precursor conditions, MM and AMM are referred to as AMG. Preventative treatment of every AMG patient is not a viable option. Along with the prohibitive expense, many doctors worry that they could do more harm than good if they treat otherwise healthy people, the vast majority of whom will never develop MM. A 1988 clinical study discussed in Nature’s MM supplement, using the best treatments available at the time, concluded that treating patients even at the smoldering stage caused unnecessary side effects with no impact on survival time. According to Nature’s MM Supplement, many researchers would like to test newer therapies on MGUS patients as well as those with early forms of MM but they agree that this should only be done if there is a way of accurately stratifying patients based on their risk of progression from the AMG state into the symptomatic stages of disease. This ability could allow them to avoid unnecessary treatment in AMG patients who will not progress to MM.

Recently, a scientific abstract was presented at the 2013 American Society of Clinical Oncology, or ASCO, meeting that demonstrated, for the first time, the ability of our MyPRS® test to predict risk of progression from AMG to MM. The work was part of a multi-center, prospective, clinical study sponsored by the National Cancer Institute Southwest Oncology Group. The study was accepted for peer-reviewed publication in the journal Blood and was published online on October 21, 2013. The study demonstrated that the MyPRS® test was an independent predictor of the risk of progression from AMG to clinical MM. Further clinical study replicating these results will likely be necessary to enable broad market acceptance for the use of MyPRS® in MM precursor conditions. Nonetheless, the applicability of our test for use in predicting MM progression from AMG could potentially create a substantial increase in the patient population eligible for MyPRS® testing and as such represents an important pillar of our growth strategy.

As a specialty focused diagnostic laboratory company, we hope for such opportunities to expand our service offerings for the benefit and convenience of physicians and patients.

Our Growth Strategy

Our goal is to deliver innovative diagnostic services that enable physicians to make better-informed treatment decisions regarding the care of their cancer patients. We intend to do this by taking the following actions:

Expand the U.S. market penetration of our MyPRS® test by increasing the geographic coverage of our sales force which currently consists of one employee

We intend to expand the user base of clinicians using our MyPRS® test through direct marketing and sales to academic hospitals and their out-patient clinics. To do this, we will expand our direct sales force. Our current selling and marketing efforts in the United States are handled by one sales person. We currently have relationships with a number of physicians at several of the large academic centers, other than UAMS, who use our MyPRS® test on their MM patients. By increasing our sales personnel we believe we can further penetrate the academic market and increase the number of physicians who use our test. Additionally we plan to further develop our marketing materials and increasingly utilize new forms of communication via the internet, in addition to more traditional methods of communication such as educational seminars to support our marketing efforts and to provide awareness about the clinical validity and clinical utility of MyPRS® for use in MM and hopefully in AMG.

Broaden the base of healthcare insurance companies that have approved reimbursement for MyPRS®

Currently, Medicare has approved coverage and reimbursement for MyPRS® through a LCD promulgated by the Jurisdiction H MAC, which includes Arkansas, where the Company’s laboratory is located. Accordingly, Medicare will pay for the tests we provide to Medicare patients if those tests are performed in accordance with the LCD coverage requirements. Blue Cross Blue Shield of Arkansas also has an approved coverage policy for MyPRS®. In order to broaden our coverage policy approval to include a majority of the major healthcare insurance providers in the United States, we plan to hire experienced managed care professionals who can assist us with gaining contractual agreements with third-party payors. MyPRS® has been studied extensively and there are more than 30 peer-reviewed scientific publications that describe the validity and utility of the test. We intend to use these publications to create the clinical dossier that supports reimbursement approval by the majority of health care payors. However, there is no assurance that our efforts will succeed and it is even possible that payors currently covering MyPRS® could withdraw their coverage.

Expand the diagnostic indications for MyPRS® to include AMG, the precursor conditions to MM

In June 2013, an ASCO meeting abstract demonstrated for the first time the ability of our MyPRS® test to predict the risk that a patient with AMG would progress to develop MM. The research was based upon a clinical study sponsored by the Southwest Oncology Group, or SWOG. The study, which began in 2002 and stopped enrolling patients in April 2011, was designed, in part, to develop biomarkers that would inform physicians as to which AMG patients were more likely to progress to MM. A peer-reviewed publication based on this research recently issued in the journal Blood. The paper demonstrated that our test was an independent predictor of progression to MM in AMG patients. We intend to fund additional retrospective and prospective clinical studies that we hope will replicate this finding and enable us to petition healthcare payors to expand the covered indications for our MyPRS® test to include AMG patients. Because patients are typically not diagnosed or treated for MM until they become symptomatic, we hope the ability to test AMG patients for risk of progression to MM will better allow physicians to make earlier therapeutic interventions with the hope of improving the long-term outcome of those patients.

Establish partnerships with other reference laboratories to expand the market reach for MyPRS®

Although a large fraction of MM patients are managed and treated in the academic hospital setting, we believe only a small fraction of AMG patients are seen and cared for in this setting. Due to the relative lack of severity of the disease, the majority of AMG patients are diagnosed and followed in the community oncology setting. In order to reach this potentially large AMG patient population, we intend to develop partnerships with a select group of reference labs whose principal business includes calling upon the community oncologist. This could result in wider market access for us while providing our select reference lab partners with a more differentiated test portfolio (i.e., which includes MyPRS®) that will appeal to community oncologists treating AMG patients.

Pursue collaborations with pharmaceutical companies who focus on developing therapies to treat MM and its precursor disease

There are a number of new molecular entities for the treatment of MM in various phases of clinical development. There are also a number of pharmaceutical companies considering development programs for MM therapies. A study published by the International Myeloma Working Group in 2009 recommended that all clinical trials for drugs intended to treat MM consider incorporation of GEP into the correlative science studies to identify subgroups of high-risk disease. Historically, we have performed our MyPRS® testing for some of the major MM drug developers. We believe our expertise and diagnostic testing services can assist pharmaceutical companies in their clinical development efforts. We intend to invest in business development and scientific resources in order to pursue additional collaborations with pharmaceutical companies.

Expand our information technology infrastructure to further improve our customer service experience

Diagnostic testing is, at its core, an information service. As such, we require a robust information technology infrastructure to facilitate and expedite the receipt of orders, transmission of results, payor benefit and coverage information and a better understanding of how our test is being used by physicians. We currently maintain an information technology infrastructure that supports our operations, including a physician web portal, ResultsPX, which is a secure online environment for viewing patient results that includes a MyPRS® gene expression heatmap showing individual patient’s prognosis in relation to the database of those patients used to develop the test. An individual patient’s results can be viewed over time if the patient has had more than one test. We intend to add additional differentiated features to ResultsPX to enhance its capabilities. We plan to facilitate direct interfacing with our clients’ electronic medical record systems by building electronic medical record interfaces to enable paperless ordering and reporting. We also plan to invest in systems and processes to monitor the performance of our business operations and assess the quality levels of the services we provide to ensure we are meeting our commitments to our external customers.

Continue to leverage our relationship with UAMS via our exclusive license agreement

We entered into a license agreement, or the License Agreement, with UAMS on April 1, 2010, as amended on September 1, 2010, September 14, 2010, October 2011 and December 1, 2011. Pursuant to the License Agreement, UAMS granted us a worldwide exclusive license, for our licensed field, with, inter alia, the right to sublicense, or assign the license in connection with a sale or transfer, including, until April 2020, the exclusive option to license the inventions, within our licensed field, conceived and reduced to practice in whole or in part by Drs. Bart Barlogie or John Shaughnessy. Our licensed field includes applications to malignant and nonmalignant human or animal pathologies, including but not limited to determining and/or identifying the presence, predisposition, effect of treatment, mode or type of treatment, type of patient susceptibility to treatment or prevention, progress of treatment, current and predicted clinical outcome, and/or therapeutic or prophylactic treatment and/or regimen. These uses, patent, and technology rights exclude using FISH, which is licensed to a third party. Our licensed patent rights also exclude certain claims directly covering DKK1 inhibitors and/or their uses. The License Agreement provides access to the clinical trial samples, such as biological material and annotated clinical outcome data associated with such clinical samples.

In consideration for this License Agreement, we agreed to pay UAMS $30,000 in annual minimum royalty fees on net sales to customers other than UAMS, of our diagnostic services that make use of licensed products, unless net sales exceed certain thresholds, in which case the additional royalty fee would range from 2% to 4% percent. Royalty fee expense, included in the selling and marketing section of the accompanying consolidated statements of operations, for the years ended December 31, 2011 and 2012 was $103,000 and $85,000, respectively.

We will continue to leverage our relationship with UAMS to advance our position in our licensed field, including diagnostic technology. For instance, the license grants us rights to certain clinical data as well as an exclusive option to license new inventions. Through the License Agreement, we are also able to control the maintenance of patents and prosecution of pending applications exclusively in our licensed field, and, in the case of applications that encompass FISH technology, together with UAMS and a third party. We pay 100% of the prosecution costs for gene expression profiling only patent cases. If we elect not to pursue a particular patent application, the rights to that patent revert to UAMS, and UAMS can take the necessary steps to prosecute and maintain the patent. In certain circumstances, such as where we do not exercise our option to license new inventions, UAMS may pursue a license to the new invention with a third party. The License Agreement also grants us the right to prosecute infringement actions, where the University does not intend to prosecute the infringement. Together with UAMS, we bear full responsibility for enforcement of patent rights against all claims of infringement by third parties and the right, but not the obligation to bring action against any alleged infringement of the licensed patents by third parties, bearing all costs. UAMS has the right to pursue any offensive enforcement we choose not to pursue at its own expense and we may agree with UAMS to pursue such action jointly, sharing all related costs.

The License Agreement terminates on the first to occur of: (i) the date of the expiration of the last to expire of the patents issued in any country, or (ii) termination of the agreement pursuant to its terms. UAMS may terminate the agreement 90 days after written notice to us if we do not cure or initiate steps to cure, material breach or default. UAMS may also terminate this agreement at any time upon notice to us, if we challenge the validity of any of the patent rights granted to us under the license agreement. We may terminate the agreement for any reason, upon written notice to UAMS. We are obligated to indemnify UAMS against all liabilities to third parties, from claims arising in connection with the agreement and our (or our sublicensee’s) production, manufacture, use, sale, consumption or advertisement of licensed processes and licensed products, except claims that the licensed patent rights infringe third-party intellectual property rights and any claims arising out of negligent or willful misconduct of UAMS and its affiliates. We also are required to maintain comprehensive general liability insurance, appropriately covering these activities.

There are potential new diagnostic breakthroughs that may result from our collaboration with UAMS including next generation sequencing that may enable new understanding of MM and related disease and what treatments are most appropriate for each individual. However, there is no guarantee any such tests or services will ever be created or commercialized.

Expand our test offering with the addition of conventional tests used by physicians who care for MM patients

There are a number of conventional tests that oncologists use routinely in the care and staging of their MM and AMG patients. These include flow cytometry and cytogenetics. We anticipate ample opportunity for us to expand our testing menu to include some of these tests thus offering convenience to our customers (fewer patient sample draws, less sample splitting, less need for interacting with multiple diagnostic service providers) while providing additional growth opportunity for our company.

Targeted gene sequencing is of particular interest to physicians managing high-risk MM patients. These physicians are increasingly using non-conventional or targeted therapies on patients who fail (or develop resistance to) first line treatments. Many case studies are being published and presented at major conferences showing the importance of looking for specific genetic mutations in tumor DNA that are known to respond to a specific treatment even if that treatment is indicated for use in another cancer type, not MM. While the clinical implications of detecting specific DNA mutations in patients with multiple myeloma is still being determined, the utility and demand for personal patient genetic information for these patient’s tumors is growing rapidly. A number of major myeloma research groups, including UAMS, are applying whole-genome sequencing to patients with multiple myeloma in order to understand the genetic basis of disease development, progression and varying levels of treatment response.

Initially, it is our plan to offer commercially available targeted DNA sequencing panels. We will expand our offering as scientific research uncovers new genetic mutations important to cancer patients. UAMS has a greater than 20-year history of using the latest technology to identify gene expression signatures of MM patients, and increasingly, single gene mutations that are related to multiple myeloma. It is our expectation that through our exclusive licensing arrangement with UAMS we will eventually add proprietary content to our targeted gene-sequencing offering and further differentiate our services.

Pursue Additional Collaborations and In-licensing to Expand Our Business

We intend to pursue additional collaborations with leading universities and research institutions or in-licensing of services or technologies that could enable us to accelerate the implementation of our plans to expand the services we provide to oncologists. We expect to implement this plan by way of licensing of technology and know-how, investments in other companies, strategic collaborations, and other similar transactions. We expect these collaborations to provide us with early access to new technologies available for commercialization.

Continue to reduce the costs associated with the development, manufacture, and interpretation of our proprietary genomic tests and services

We intend to work closely with select key suppliers and partners to reduce the costs associated with key material components of our MyPRS® test. As we grow our business we anticipate achieving benefits of scale that will help to streamline our laboratory work processes and increase our purchasing power for instruments, reagents, laboratory supplies, logistical services and reimbursement services.

Our Competitive Strengths

We believe our competitive strengths include:

Differentiated value proposition of the MyPRS® test

We believe the MyPRS® test is one of the most extensively validated molecular prognostic assays on the market today based on our knowledge that the test has been validated in 17 separate and distinct patient test databases. Please visit our website at www.signalgenetics.com in the “Publications” section under the “Physician Resources” tab for a list of publications describing the use of MyPRS® on patients with MM. There are more than 30 peer-reviewed scientific publications that substantiate the clinical validity and utility of the MyPRS® test. MyPRS® is the only GEP-based prognostic assay commercially available in the United States to help determine which patients have a high-risk form of MM.

Additionally, the MyPRS® test provides oncologists with the molecular subtype of each patient’s particular form of MM. Molecular subtypes can be used to further stratify the level of risk severity of a patient’s MM as well as assist the physician in choosing the most appropriate therapy while avoiding therapies that may be less beneficial or harmful.

Furthermore, MyPRS® provides a virtual karyotype that can identify cytogenetic abnormalities in patients with MM. The accuracy of this method was validated against a range of conventional cytogenetic techniques and was shown to have an accuracy of up to 89%, as previously noted. This high rate of agreement with conventional karyotyping means that physicians may be able to use MyPRS® in cases where conventional karyotyping is not possible. Certain cytogenetic abnormalities are commonly used, along with clinical and cell biology parameters in the traditional work up of MM patients for determining disease stage and to help guide therapy decisions for patients. The virtual karyotype algorithm in MyPRS® was designed to be an alternative to conventional methods that can be time consuming, expensive, subjective and can often fail to provide results due to the difficulties encountered when attempting to culture myeloma cells.

Relationship with University of Arkansas, leader in the study and treatment of MM

We are the exclusive licensee to the intellectual property developed at UAMS’s Myeloma Institute for Research and Therapy, or MIRT, in our licensed field. MIRT is one of the largest centers in the world dedicated solely to MM and related diseases as well as to prevention and management of treatment related consequences, including myelodysplastic syndrome (“MDS”) and acute myelogenous leukemia (“AML”). UAMS developed a novel “Total Therapy” Approach, designed as a first line treatment for MM that includes a full array of treatment modalities. This approach is considered, by many in the oncology community, to have achieved positive results, particularly in patients diagnosed with low-risk MM who are treated at UAMS MIRT. A number of treatment improvements for myeloma patients were first discovered at MIRT. The physicians at MIRT routinely utilize our MyPRS® test to identify patients who may be eligible for provision of “total therapy.”

We are the exclusive provider of GEP based testing to UAMS. UAMS has a thirty-year history of clinical and research knowledge and experience. UAMS has treated more than 10,000 patients since the program’s inception in 1989. UAMS has amassed more than 10,000 gene array samples, many of which were used to discover and validate the MyPRS® test. More than 90% of patients who are treated at UAMS continue to be actively followed by UAMS over the course of their lifetime — many patients have been followed for more than 20 years.

At this time, our business is dependent on our relationship with UAMS, our largest customer. Because of our exclusive relationship with UAMS, we are uniquely positioned to benefit from the breadth of clinical research and expertise developed at UAMS. We intend to continue to use this relationship to improve our MyPRS® test and develop additional indications for the MyPRS® test, as well as additional tests. Our relationship with UAMS also provides us with credibility within the oncology community beyond that related to the MyPRS® validation we have received in published articles, and we benefit from this association in our pursuit of additional collaborations with leading universities and research institutions.

Our substantial proprietary estate that protects our exclusive access to the MyPRS® test

As of October 4, 2013, we license, or own outright, 10 issued patents (with various expiration dates ranging from 2022 to 2029) and 26 pending patent applications, many of which protect and defend our exclusive ability to market the MyPRS® test as well as additional proprietary tests and treatments. We also have six registered US trademarks to further differentiate our products and services in the marketplace, including the marks MyPRS® (Reg. No. 4,230,011) and MyPRS Plus® (Reg. No. 4,230,010).

There are four issued U.S. patents related to the MyPRS® test, which form the basis of our right to exclude others from practicing the MyPRS® test. U.S. Patent No. 7,668,659 claims methods of gene expression-based classification for multiple myeloma by extracting total RNA from plasma cells. U.S. Patent No. 7,894,992 provides methods of identifying groups of genes that can distinguish normal and multiple myeloma plasma cells by isolating RNA from CD138 positive plasma cells, hybridizing the RNA to a microarray, identifying differentially expressed genes, and applying hierarchical clustering to identify groups of genes capable of discriminating normal and multiple myeloma plasma cells. The broadest claims of these two patents are not limited to particular gene sets.

U.S. Patent No. 7,983,850 provides methods of diagnosing multiple myeloma by examining mRNA levels or chromosomal translocations of particular genes from isolated plasma cells, thereby classifying the MM molecular subtype of the individual.

U.S. Patent No. 7,741,035 broadly covers the 70 gene signature used to predict the patient’s prognosis and overall risk for relapse and survival. Specifically, this patent provides methods of determining the prognosis of a multiple myeloma patient by determining the copy number of the CKS1B gene in plasma cells, where an increased level of this gene indicates a poor prognosis. CKS1B is one of the genes in the 70 gene signature.

In addition to the issued U.S. patents, above, we have several pending patent applications in the U.S. and abroad directed to other aspects of the MyPRS® test. For example, USSN 11/133,937 (published as US 20050260664), along with Canadian and European counterpart applications, describes the full 70 gene signature used in the MyPRS® test. USSN 14/039,728 provides methods of prognosing subjects with MGUS using the 70 gene signature. A new provisional application is directed to prognostic methods using an even smaller subset of only five genes, which can be used with limited numbers of plasma cells from either multiple myeloma or MGUS subjects (unpublished provisional application, USSN 61/825,396). Additionally, we have several other unpublished applications covering various other prognostic methods for use in multiple myeloma subjects.

Two U.S. patent applications are related to methods of detecting cytogenetic abnormalities using gene expression levels. USSN 13/810,705 (published as US 20130209446) recites methods of detecting cytogenetic abnormalities associated with multiple myeloma or MGUS by determining the gene expression level of certain genes that are copy number variant-dependent. USSN 13/524,589 (published as US 20130059746) provides methods of predicting the presence cytogenetic abnormalities associated with multiple myeloma by testing gene expression levels for subsets of genes in cells isolated from the subject. This application also claims software and systems for performing these methods.

We fully expect that additional advances will come out of our ongoing work and form the basis of additional intellectual property to protect and refine the MyPRS® test, through new patent filings, trademarks, trade secrets, and copyrights.

Focus on the leading academic hospitals in the United States where a large portion of MM patients are treated

We currently focus our sales efforts exclusively on leading academic research hospitals and clinics throughout the United States. Given our limited selling and marketing capabilities, focusing our sales efforts on these academic hospitals provides an efficient way to reach the largest segment of MM patients with our limited resources. Selling into academic hospitals is a complex process that requires technical knowledge and the ability to engage in discourse to convince technical and administrative stakeholders to adopt new diagnostic tests or therapies. Our current sales person is well versed in the science and technology behind our MyPRS® test. We will continue to grow our sales force with expertise necessary to interface successfully with these institutions.

The extensive scientific evidence that substantiates the MyPRS® test is a key enabler for our sales effort that affords us access to the thought leaders within these institutions. The relationships that we build with the thought leaders at leading academic hospitals is a direct result of the quality of our science and the quality of our services and helps to secure continued access to these accounts and the MM patients they treat. It also affords us the opportunity to expand our offerings as we add additional services to our test menu.

Early success in establishing positive reimbursement coverage for MyPRS®

An important milestone in the development of any new molecular diagnostic test is the ability to achieve routine reimbursement for the novel service. One of the more important third-party payors from which to achieve approval is Medicare. We successfully achieved a positive LCD for MyPRS® with the Jurisdiction H MAC in March 2011, which includes Arkansas, where the Company’s laboratory is located. Accordingly, Medicare will pay for the MyPRS® tests we provide to Medicare patients, if those tests are performed in accordance with the LCD coverage requirements. We have also received reimbursement approval with Blue Cross Blue Shield of Arkansas and we are an in-network provider to their patient population. We anticipate that with additional hiring of managed care professionals, we will be able to achieve positive coverage determinations with a majority of the major third-party payors in the United States. However, those efforts may take quite some time and may not be successful.

Experienced oncology-centered laboratory and clinical trial services

Our specimens are tested and interpreted by highly qualified oncology-focused laboratory professionals with more than 56 years of cumulative experience with gene expression-based diagnostic testing technology. Because our clinical staff is highly specialized in oncology, we are well-positioned to consult with our oncologist customers to help them derive maximum value from the diagnostic and prognostic data generated by our tests.

Selling and Marketing

We offer our MyPRS® test services through our CLIA certified laboratory in Little Rock, Arkansas. Our primary sales market includes academic hospitals and associated out-patient centers, community based oncologists and pharmaceutical companies. Selling diagnostic testing services for cancer requires a knowledgeable and skilled sales force that can help oncologists and their clinical care team members understand the value of our testing services. It is our aim that our sales representatives have previous sales experience in the oncology field, including pharmaceutical sales experience or experience in the sales of medical diagnostic services, and have knowledge of academic centers and oncology practices in research institutions. As we expand our sales force, our sales force will be compensated through a combination of salaries and commissions based upon actual sales performance and periodic incentives, all at levels commensurate with each individual’s qualifications, performance and responsibilities.

As of September 30, 2013, our sales team was comprised of one member and our selling and marketing efforts were directly overseen by our President and Chief Executive Officer. We intend to continue to expand our sales team as appropriate. Our sales strategy focuses on expanding the MyPRS® test services while acquiring new customers. Our sales approach is designed to understand our current and potential customers’ needs and to provide the appropriate solutions from our expanding range of diagnostic services.

We have developed a set of marketing materials to support our sales efforts. Our marketing materials provide a summary of our MyPRS® test along with practical information regarding how to order our tests. When creating our marketing materials we have focused on establishing a distinctive corporate brand and plan on continuing to build upon our strong MyPRS® brand.

Information Technology

We have implemented a commercially available and supported laboratory information system to perform tracking, evaluation, and reporting of laboratory specimens as they are analyzed. Hardware and software used in conjunction with this system are commercially available items that can easily be procured. We also make use of commercial software applications that allow for biostatistical analysis of data generated.

Specimen storage equipment consists of freezers to store frozen tissue specimens. These freezers are monitored via computerized probes on a continuous basis to ensure that temperatures are maintained at levels necessary to keep these specimens frozen. Should temperatures in any of the freezers move out of range due to mechanical failure an emergency alert is sent to us for response. These freezers are also supported by a freestanding emergency backup generator that will engage in the event of a general power outage in order to maintain freezer temperatures at necessary levels.

Competition

The primary competition for our MyPRS® test stems from the use of older diagnostic technologies to assess patient prognosis and to define high risk and low risk MM patients. These older technologies include various serum markers, karyotype analysis and FISH probes. Several independent groups have assessed the use of GEP versus various conventional methodologies and these studies have been published in peer-reviewed journals. For a select list of these publications, please visit our website at www.signalgenetics.com in the “Publications” section under the “Physician Resources” tab. It is our experience that whenever MyPRS® is compared to conventional techniques, the MyPRS® test shows superior ability to predict patient outcome. We believe that an active educational-based marketing campaign and additional sales personnel to deliver the message to potential new clients is needed to drive MyPRS® adoption by educating physicians as to the limitations of conventional testing modalities and the added benefits of MyPRS® testing. Additionally, there are a number of independent clinical studies that are underway that continue to compare our MyPRS® test to various conventional techniques, and we believe these new studies will also demonstrate the superiority of our MyPRS® test to predict patient prognosis. However, we cannot be sure that the data will support the superiority of MyPRS® and even if there is support, physicians may not adopt use of MyPRS® by incorporating it in to their molecular diagnostic work up of MM or AMG patients.

Another source of competition for our MyPRS® test stems from other scientific teams attempting to develop GEP signatures utilizing other genes or a subset of the genes utilized in the MyPRS® test. Two signatures of note include the French IFM-15 gene signature and the Netherlands EMC-92 gene signature which have been studied by independent groups and compared to the UAMS GEP test, MyPRS®. Based on previous head-to-head comparisons, we believe that the MyPRS® test is a superior predictor of patient outcome compared to any other published gene expression signature. However, there is no guarantee that in the future a GEP will not be commercially available that is superior to MyPRS®. If that happens, our commercialization efforts could be severely hampered.

We are not currently aware of any company attempting to bring GEP based tests into the U.S. market. Additionally, we believe our intellectual property portfolio will provide protection for our exclusive ability to market GEP tests for MM in the U.S. Our success to date in establishing reimbursement coverage for our MyPRS® test may provide an additional competitive barrier to any new U.S. market entrant attempting to use GEP to predict prognosis in MM patients. This is because we believe any such test would have to be supported by evidence showing clinical validity and clinical utility that is of the same strength as the evidence supporting MyPRS®. Lastly, we are not aware of any pending clinical research utilizing a GEP to predict conversion from AMG to MM other than the SWOG study that used the MyPRS® test. However, there may be other academic or industry based scientists who are developing new genetic expression based predictive assays or other novel technology based assays that will be superior to MyPRS® test in predicting risk in patients with MM and/or AMG.

We compete largely on the basis of the quality of our tests, the significant number of peer-reviewed scientific publications that support the clinical validity and utility of our MyPRS® test, our turnaround time, the convenience of ordering our tests and the innovation of our results delivery platform.

We provide services in a segment of the healthcare industry that is highly fragmented and extremely competitive. Any failure to respond to technological advances and emerging industry standards could impair our ability to attract and retain clients. This industry is characterized by rapid technological change. Our actual and potential competitors in the United States and abroad may include biotechnology, genomic and diagnostic companies such as Novartis, Cancer Genetics, Inc. and NeoGenomics, Inc., large clinical laboratories, universities and other research institutions. Many of our potential competitors have considerably greater financial, technical, marketing, research and other resources than we do, which may allow these competitors to discover important information and develop technology before we do. It is anticipated that competition will continue to increase due to such factors as the potential for commercial applications of biotechnology and the continued availability of investment capital and government funding for cancer-related research. Our competitors may succeed in developing diagnostic products that are superior to our tests and technologies, including our pipeline products. Also, our competitors may succeed in developing technologies, products or services that are more effective than those that will be developed by us or that would render our technology or product candidates less competitive or obsolete.

In addition, our goal is to develop diagnostic tests and other services that impact the treatment of MM and other cancers. If those treatments change, it is possible that the demand for our services and products could significantly decline or cease altogether. The development of new or superior competing technologies, products or services, or a change in the treatment of MM and other cancers, could affect our competitive position and harm our business. Moreover, these competitors may offer broader services and/or product lines and have greater name recognition than us and may offer discounts as a competitive tactic.

Additionally, competitors may succeed in developing products and/or services that are approved by the FDA and/or they may market technologies, products or services that are more effective or commercially attractive than our tests and services or that render our technologies and current or potential tests and other services obsolete. Competitors may also develop proprietary positions that may prevent us from commercializing, or continue to commercialize current and future product candidates.

We also face competition from companies such as Genoptix, Inc. (a Novartis AG company), Clarient, Inc. (a division of GE Healthcare, a unit of General Electric Company), Bio-Reference Laboratories, Inc., Integrated Genetics (a LabCorp Specialty Testing Group) and Foundation Medicine, Inc., which offer products or services or have conducted research to develop genetic profiles, or genetic or protein biomarkers for various cancers. Additionally, projects related to cancer genomics have received increased government funding, both in the United States and internationally. As more information regarding cancer genomics becomes available to the public, we anticipate that more products aimed at predicting patient outcome as well as identifying targeted treatment options will be developed and that these products may compete with ours. In addition, competitors may develop their own versions of our tests in countries where we did not apply for patents or where our patents have not issued and compete with us in those countries, including promoting the use of their test(s) by physicians or patients in other countries.

Research and Development Program

Research and development is crucial to the Company’s development as we seek to expand our series of diagnostic tests for use by physicians that treat MM and other cancer patients. Our research and development expense was $79,000 for the nine months ended September 30, 2013, representing 2.0% of our total operating expenses for the nine months ended September 30, 2013. Our research and development expenses were $225,000 and $103,000 for the years ended December 31, 2012 and 2011, respectively, representing 3.0% and 1.8% of our total operating expenses for the years ended December 31, 2012 and 2011, respectively. Major components of our research and development expenses include supplies and reagents for our research activities, personnel costs, occupancy costs, equipment warranties and service, insurance, consulting, clinical research sponsorship and sample procurement costs. We also plan to invest in clinical research studies to further validate the clinical utility of MyPRS® to predict the risk that a patient with AMG would progress to developing MM and to facilitate the development and clinical utility validation of additional genetic characterization of MM patients. We expect research and development expenses to increase as we work to develop additional diagnostic tests and services or add indications, including new testing modalities such as targeted next generation gene sequencing and to study additional diagnostic and prognostic indicators for patients suffering from MM and its precursor conditions AMG, other hematomalignancies and solid tumor cancers. In the future, we expect research and development expenses to increase as we work to develop additional tests and services and add indications to our MyPRS® test. We cannot estimate the amounts we will need to invest in order to achieve the new indications or new services, nor do we know if we will be successful in these endeavors.

Intellectual Property

We rely on a combination of patents, trade secrets, copyrights, trademarks, license agreements, nondisclosure and other contractual provisions and technical measures to protect our intellectual property rights in our tests and services, technology and processes. We have substantial intellectual proprietary rights in at least four areas.

First, we exclusively license, in our licensed field, a patent portfolio from UAMS with numerous issued U.S. patents and pending U.S. and international patent applications related to the MyPRS® test. For a more detailed discussion of our licensing agreement with UAMS, see note 9 to the consolidated financial statements. For a discussion of the four issued U.S. patents and pending U.S. and foreign applications included in this licensed portfolio that are most closely related to the MyPRS® test, see “Risk Factors — Risk Related to our Intellectual Property — Our substantial proprietary estate that protects our exclusive access to the MyPRS® test”, above.

Second, the in-licensed UAMS portfolio includes issued U.S. patents and pending patent applications in the U.S. and foreign jurisdictions in addition to those discussed above. USSN 13/138,099 (published as US 20120015906), together with counterpart Canadian, European, and Japanese applications, provides methods of prognosing a multiple myeloma subject using an 80 gene profile in isolated plasma cells from the subject. These methods can use plasma cells obtained from a subject before or after administration of a chemotherapeutic agent, such as bortezomib. USSN 13/068,008 (published as US 20110269638) is directed to methods of predicting post-relapse survival of a relapsed multiple myeloma patient by testing the level of gene expression of a group of particular multiple myeloma genes.

The additional issued patents from the UAMS portfolio include U.S. Patent No. 7,308,364, which includes methods of diagnosing multiple myeloma based on the expression levels of 14 genes in plasma cells. U.S. Patent Nos. 7,935,679, or the ’679 patent, and 8,501,702, or the ’702 patent, are directed to methods of treatment. The ’679 patent is directed to methods of treating a subject with multiple myeloma by administering CKS1B antagonists, such as RNA-mediated interference, peptide nucleic acids, an antibody, or CKS1b antisense RNA. The ’702 patent provides methods of preventing, repairing, reducing, or treating lytic bone lesions or inhibiting progression of a tumor in the bone of an individual with multiple myeloma by expressing a Wnt-3a ligand in the individual and blocking the activity of DKK1. U.S. Patent No. 7,723,301 provides methods of inhibiting the teratogenicity of an anti-neoplastic agent by administering Noggin, an anti-DKK1 antibody, LiCl, or Gsk3-inhibitor IX. U.S. Patent Nos. 7,094,886 and 7,696,150 provide claims to an isolated nucleic acid encoding Evi27, a novel protein with homology to the IL-17 receptor (together with vectors and host cells containing this nucleic acid) and methods of inhibiting Evi27 biological activity in a cell by contacting the cell with a soluble isoform of Evi27, respectively.

Third, we own outright patent applications that were developed internally at Signal Genetics or acquired. These include USSN 13/498,965 (published as US 20130023434), together with corresponding Canadian and European applications, which provides methods of classifying biological samples from a cancer sample, related computer systems, as well as a 200 gene signature for breast cancer.

Fourth, we have and will continue to pursue the registration of our trademarks in the United States and internationally.

Through our clinical laboratory, we provide clinical services that utilize our proprietary trade secrets. In particular, we maintain trade secrets with respect to specimen accessioning, sample preparation and certain aspects of technical analysis. All of our trade secrets are kept under strict confidence and we take all reasonable steps, including the use of non-disclosure agreements and confidentiality agreements, to ensure that our confidential information is not unlawfully disseminated. We also conduct training sessions on the importance of maintaining and protecting trade secrets with our scientific staff and laboratory directors and supervisors.

Third-party Payor Reimbursement

Revenues from our clinical laboratory tests are derived from several different sources. Depending on the billing arrangement and applicable law, parties that reimburse us for our services include but are not limited to:

•	third-party payors that provide coverage to enrollees, such as commercial insurers, managed care organizations and governmental payor programs; and
•	other authorized parties (such as hospitals or independent laboratories) that order the testing service and pay us for performing the ordered service.

For the nine months ended September 30, 2013, we derived approximately 11% of our total revenue from private insurance, including managed care organizations and other health care insurance providers, 13% from Medicare, 76% from direct-bill customers, including hospitals, pharmaceutical companies and other laboratories. For the year ended December 31, 2012, we derived approximately 23% of our total revenue from private insurance, 11% from Medicare, and 66% from direct-bill customers.

Where there is a coverage policy, contract or agreement in place, we bill the third-party payor, the hospital or referring laboratory where applicable. We also bill patients for deductibles and coinsurance or copayments, where applicable in accordance with the insurance policy or contractual terms. Where there is no coverage policy, contract or agreement in place, we pursue reimbursement from patients on a case-by-case basis. In each case we bill according to applicable Federal and state law, contractual requirements and any other regulations and payor rules and guidance governing coding, coverage and payment. However, it is possible that we may not be in compliance with all the requirements listed above. If we are not in compliance with all requirements, it is possible we could be subject to criminal civil penalties as described below.

At present the only test for which we are reimbursed is the MyPRS® test. Reimbursement under the Medicare program for MyPRS® is made under the Clinical Laboratory Fee Schedule (“CLFS”) and is determined by our local MAC. We report MyPRS® using a non-specific CPT code called an unlisted code. Per guidance from our local MAC, in 2013 we began using a new CPT code 81599, Unlisted multianalyte assay with algorithmic analysis. Before 2012 we used another unlisted CPT code per the instructions of the Jurisdiction H MAC. The amount we are reimbursed under this code is subject to change by the MAC without notice and may also change based on changes in the law (e.g., annual payment updates for all lab codes).

If we are required to stop using an unlisted code and start using a CPT code that specifically describes MyPRS®, our payment rate may change because payment for codes that describe specific lab procedures are assigned national payment rates by CMS. If we are assigned such a code and believe the payment amount is not appropriate, at present, we have the ability to request reconsideration of any such payment amount once. Medicare can establish national payment amounts in one of two ways: (1) by crosswalking the payment amounts from one or more existing CPT codes to the new code (e.g., 1 unit of Code A plus three units of Code B plus one half unit of Code C), or (2) by requesting the MACs to develop a payment amount for the new code. Under this second methodology, after the MAC payment amounts are developed, Medicare reviews all the payment amounts and determines the median. Medicare then sets the median as the national limitation amount, or NLA, which is a cap on payment for the test. Any MAC which had set a payment amount lower than the median continues to pay at the lower amount after the NLA is set. In essence this is a two year process. There is a one-time opportunity to request reconsideration of the CMS payment amount which must occur immediately following the establishment of the NLA. After the reconsideration process, the payment amount cannot change with the one exception that Congress can enact legislation providing for yearly updates in payment amounts for lab codes (e.g., an increase or decrease of 0.5%). In billing Medicare for clinical laboratory services, we are required to accept, as payment in full, the lowest of our actual charge, the fee schedule amount for the state or local geographical area or the NLA. There are no Medicare patient coinsurance amounts for clinical lab tests. Notwithstanding its current policies, as described above, Medicare has proposed a new policy that would allow it to review the payment amounts for all tests paid off the CLFS. If this policy is finalized, CMS will begin reviewing all clinical lab tests on a rolling basis and, unlike today when clinical lab payments cannot be changed once established, payment amounts could be reduced periodically after the CMS review. If adopted, this policy could result in a decrease in reimbursement for any test we offer.

Medicare also has policies that limit when we can bill Medicare directly for our services and where we are required to bill another provider, such as a hospital which bills Medicare and makes payment to us under arrangement. When the testing that we perform is done on a specimen that was collected while the patient was in the hospital, as either an inpatient or outpatient, we are required with some possible exceptions, to bill the hospital for our services, rather than the Medicare program, if the service was ordered fewer than 14 days after the patient’s discharge from the hospital. These requirements are complex and time-consuming and may affect our ability to collect for our services, especially if the hospital does not receive separate payment for our test.

With respect to commercial payors, our reimbursement rates can vary based on whether we are considered to be an “in-network” provider, a participating provider, a covered provider or an “out-of-network” provider. These definitions can vary from insurance company to insurance company, but we are generally considered an “out of network” or non-participating provider in the vast majority of cases. It is not unusual for a company that offers highly specialized or unique testing to be an “out of network” provider. An “in-network” provider usually has a contracted arrangement with the insurance company or benefits provider. This contract governs, among other things, service-level agreements and reimbursement rates. In certain instances an insurance company may negotiate an “in-network” rate for our testing rather than pay the typical “out-of-network” rate. An “in-network” provider usually has rates that are lower per test than those that are “out-of-network”, and that rate can vary from a single digit percentage deduction discount to upwards of 25% to 30% percent lower than an “out-of-network” provider. The discount rate varies based on the insurance company, the testing type and often times the specifics of the patient’s insurance plan.

In addition, as part of the Middle Class Tax Relief and Job Creation Act of 2012, or MCTRJCA, signed into law by the President on February 22, 2012, Congress extended the special billing rule that allowed laboratories to bill Medicare for the technical component of certain pathology services furnished to patients of qualifying hospitals. Effective July 1, 2012, independent laboratories, like our laboratory, are required to bill for the technical component of these services when ordered by qualifying hospitals. Currently, none of our testing services are subject to this rule.

Billing Codes for Third-party Payor Reimbursement

CPT codes are the main code set used by physicians, hospitals, laboratories and other health care professionals to report separately-payable clinical laboratory tests for reimbursement purposes. The CPT coding system is maintained and updated on an annual basis by the American Medical Association. There is no specific code to report microarray tests for oncology, such as our MyPRS® test. As described previously, we use an unlisted non-specific code, to report MyPRS®. At present, there is no requirement for us to obtain a specific CPT code for MyPRS®, although there may be such a requirement in the future. If we do obtain a specific CPT code for MyPRS®, our reimbursement could go down due to the establishment of a national payment amount. However, if we do not obtain a specific code, our reimbursement may also go down because the MAC with jurisdiction in Arkansas can change our reimbursement without notice.

If we do obtain a CPT code specific to MyPRS®, we would be assigned a code from a specific subset of codes called Multi-analyte Assays with Algorithmic Analysis, or MAAAs. These tests typically use an algorithm applied to certain specific components to arrive at a score that is used to predict a particular clinical outcome. CMS has stated that it will not pay for the algorithmic portion of these tests, because the algorithm qualifies as a clinical lab test. Instead, it will pay for only the specific analytes (e.g., genes) that are performed as part of the MAAA. CMS also stated it has plans to seek additional information about these codes in the future and it is not clear what position CMS will take in the future with respect to making payment for the algorithmic portion of MAAA tests. Its decision could adversely affect future reimbursement for such tests, including MyPRS®. And other tests we may develop. Currently 100% of our revenue is derived from MyPRS®, which is a MAAA.

Changes in coding and reimbursement as described above could have an adverse impact on our revenues going forward. If CMS decides not to reimburse for the algorithm included in the MAAA tests, then we would only be able to bill Medicare for the specific genetic examinations that we perform, without the algorithms, and coverage and reimbursement would be uncertain. The introduction of the new codes, in combination with the other action being considered by CMS with regard to pricing, could result in a reduction in the payment that we receive for our tests and make it more difficult to obtain coverage from Medicare or other payors. There is no guarantee that Medicare and other payors will establish positive or adequate coverage policies or reimbursement rates. Please see the section entitled “Legislative and Regulatory Changes Impacting Clinical Laboratory Tests” for further discussion of certain legislative and regulatory changes to these billing codes and the impact on our business.

Coverage and Reimbursement for MyPRS® Test and Future Service Offerings

Although MyPRS® is a relatively new test, some third-party payors have established coverage and reimbursement policies for it and we have been able to receive reimbursement for MyPRS® from some payors, including major commercial third-party payors.

The current landscape with payors is generally as follows:

•	Commercial Third-party Payors and Patient Pay. Where there is a coverage policy in place, we bill the payor and the patient in accordance with all applicable laws, regulations and payor policies. Where there is no coverage policy in place, we pursue reimbursement on behalf of each patient on a case-by-case basis. Our efforts in obtaining reimbursement based on individual claims, including pursuing appeals or reconsiderations of claims denials, take a substantial amount of time, and bills may not be paid for many months, if at all. Specifically, if a third-party payor denies coverage after final appeal, payment may not be received at all. We are working to decrease risks of nonpayment by pursuing contractual arrangements with the majority of third-party payors.
•	Medicare and Medicaid. There is a positive coverage policy from Medicare and we are paid for MyPRS® when performed in accordance with the coverage requirements. However, our coverage could be withdrawn or revised in a way that reduces the amount of our current coverage. Based upon our prior experience, we believe that in the future as much as 30% to 40% of the future market for our tests may be derived from patients covered by Medicare and Medicaid.

We cannot predict whether, or under what circumstances, payors will reimburse MyPRS® or any of our future tests. Payment amounts can also vary across individual policies. Denial of coverage by payors, or reimbursement at inadequate levels, would have a material adverse impact on market acceptance of our tests.

Legislative and Regulatory Changes Impacting Clinical Laboratory Tests

From time to time, Congress has revised the Medicare statute and the formulas it establishes for both the Medicare Clinical Laboratory Fee Schedule and the Physician Fee Schedule. The payment amounts under the Medicare fee schedules are important not only for our reimbursement under Medicare, but also because the schedule often is used as a basis for establishing the payment amounts set by other third-party payors. For example, state Medicaid programs are prohibited from paying more than the Medicare fee schedule limit for clinical laboratory services furnished to Medicaid recipients.

Under the statutory formula for clinical laboratory fee schedule amounts, increases are made annually based on the Consumer Price Index for All Urban Consumers as of June 30 for the previous twelve-month period. As part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, Congress eliminated the Consumer Price Index for All Urban Consumers update from 2004 – 2008. In addition, for years 2009 through 2013, the Medicare Improvements for Patients and Providers Act of 2008, or MIPPA, mandated a 0.5% cut to the Consumer Price Index for All Urban Consumers. Accordingly, the update for 2009 was reduced to 4.5% and negative 1.9% for 2010. In March 2010, the President signed into law PPACA, which, among other things, imposed additional cuts to the Medicare reimbursement for clinical laboratories. The PPACA replaced the 0.5% cut enacted by MIPPA with a “productivity adjustment” that will reduce the Consumer Price Index update in payments for clinical laboratory tests. In 2011, the productivity adjustment was -1.2%. In addition, the PPACA includes a separate 1.75% reduction in the CPI update for clinical laboratories for the years 2011 through 2015. On February 22, 2012, President Obama signed the MCTRJCA, which mandated an additional change in reimbursement for clinical laboratory services payments. This legislation required CMS to reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which in turn will serve as a base for 2014 and subsequent years. Due to changes in the law required by PPACA and MCTRJCA and because of sequestration, payment for clinical laboratory services have gone down by 4.89% from 2012 to 2013. In addition, unless Congress acts to end sequestration or make other changes to applicable law, payments for clinical laboratory tests will be subject to additional reductions in 2014 and beyond. MACs have the authority to apply these cuts to locally determined payments for tests, such as MyPRS®, that are reported using unlisted CPT codes. Even though we use an unlisted CPT code to bill for MyPRS® and reimbursement is determined by the local MAC, these changes could affect our reimbursement.

Our current test is not paid under the Medicare Physician Fee Schedule. However, future tests may be paid under that fee schedule. If that happens then the following would be pertinent. Because of the statutory formula, the rates would have decreased for the past several years if Congress had not intervened. In the past, when the application of the statutory formula resulted in lower payment, Congress has passed interim legislation to prevent the reductions. On November 1, 2012, CMS issued its 2013 Physician Fee Schedule Final Rule, or the Final Rule. In the Final Rule, CMS called for a reduction of approximately 26.5% in the 2013 conversion factor that is used to calculate physician reimbursement. However, the American Taxpayer Relief Act of 2012, which was signed into law on January 2, 2013, prevents this proposed reduction and keeps the current reimbursement rate in effect until December 31, 2013. If Congress fails to act in future years to offset similar deductions, the resulting decrease in payment could adversely impact our revenues and results of operations. In addition, for 2012, CMS has requested that the American Medical Association’s Relative Value Scale Update Committee reexamine the relative values of certain pathology codes, including FISH codes. The Relative Value Scale Update Committee is an expert panel that provides relative value recommendations to CMS for use in annual updates to the Medicare Physician Fee Schedule. These relative values are used by CMS to determine payments and CMS seeks to assess whether such codes are misvalued and an adjustment is necessary. We cannot predict at this time whether the Relative Value Scale Update Committee will recommend any changes and/or whether CMS will accept those recommendations.

Further, with respect to the Medicare Program, Congress has proposed on several occasions to impose a 20% coinsurance on patients for clinical laboratory tests reimbursed under the clinical laboratory fee schedule, which would require us to bill patients for these amounts. Because we do not contact patients directly and because patients may never have heard of us, it may be difficult or even impossible to collect any coinsurance amounts. In the event that Congress were to ever enact such legislation, the cost of billing and collecting for these services could exceed the amount actually received from the patient and effectively increase our costs of billing and collecting.

If we open up new laboratory locations, some of our Medicare claims could be subject to policies issued by other MACs. For example, if we open a laboratory in California, we would be subject to the policies of Noridian Administrative Services, the current Medicare Administrative Contractor for California, Nevada, Hawaii and certain U.S. territories. In addition, Noridian could issue a decision to non-cover MyPRS®.

Governmental Regulation

Our business is subject to extensive laws and regulations, the most significant of which are summarized below.

Clinical Laboratory Improvement Amendments

We are subject to the Clinical Laboratory Improvement Amendments of 1988, or CLIA, which is administered by the Centers for Medicare and Medicaid Services, or CMS, and extends federal oversight to virtually all clinical laboratories by requiring certification by the federal government or by a federally-approved accreditation agency.

Under CLIA, a laboratory is defined as any facility which performs laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. CLIA also requires that we hold a certificate applicable to the type of work we perform and comply with certain standards. CLIA further regulates virtually all clinical laboratories by requiring they be accredited by the federal government and comply with various operational, personnel, facilities, administration, quality and proficiency requirements intended to ensure that their clinical laboratory testing services are accurate, reliable and timely. CLIA compliance and accreditation is also a prerequisite to be eligible to bill for services provided to governmental payor program beneficiaries. CLIA is user-fee funded. Therefore, all costs of administering the program must be covered by the regulated facilities, including certification and survey costs.

CLIA has specific conditions for certification. CLIA is intended to ensure the quality and reliability of clinical laboratories, including the accuracy, reliability and timeliness of patient test results performed in clinical laboratories in the United States, by mandating specific standards in the areas of personnel qualification, administration participation in proficiency testing, patient test management, quality control, quality assurance and inspections. CLIA regulations contain guidelines for the qualification, responsibilities, training, working conditions and oversight of clinical laboratory employees. In addition, specific standards are imposed for each type of test that is performed in a laboratory. The categorization of commercially marketed in vitro diagnostic tests under CLIA is the responsibility of the FDA. The FDA will assign commercially marketed test systems into one of three CLIA regulatory categories based on their potential risk to public health. Tests will be designated as waived, of moderate complexity or of high complexity. CLIA and the regulations promulgated thereunder are enforced through quality inspections of test methods, equipment, instrumentation, materials and supplies on a periodic basis. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties. If a laboratory is certified as “high complexity” under CLIA, the laboratory is permitted to obtain analyte specific reagents, or ASRs, which are commercially marketed products that function as the building blocks of in vitro diagnostic tests and in-house diagnostic tests known as “home brews.” We received our CLIA certificate as a “high complexity” laboratory in 2011. To renew this certificate, we participate in periodic CLIA inspections approximately every two years. Our most recent CLIA inspection took place on January 18, 2013, and has resulted in accreditation for two years starting July 22, 2013, the date of expiration of the previous accreditation. Loss of our CLIA certification, change in CLIA or CLIA regulations or in the interpretation thereof, could have a material adverse effect on our business.

New York State Laboratory Licensing

We are in the process of obtaining a license for our laboratory under New York State Departments of Health. New York state laws and regulations also establish standards for the day-to-day operations of clinical laboratories, including physical facility requirements and equipment and quality control. New York standards include proficiency testing requirements, even for a laboratory not located in New York. In addition, the New York Department of Health separately approves certain LDTs offered in New York State. The Company expects to obtain the requisite approvals for its LDTs.

Other States’ Laboratory Testing

In addition to New York, certain other states, including, California, Florida, Maryland, and Pennsylvania, require that we hold licenses to test specimens from patients residing in those states even though we are physically located in Arkansas. We have obtained licenses in these states and believe we are in compliance with their applicable licensing laws. We also plan to apply for licensure in the state of Rhode Island within the next year as we expand our sales organization.

From time to time, other states may require out of state laboratories to obtain licensure in order to accept specimens from the state. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements.

Other Laboratory Regulations

Our clinical operations are also subject to regulation under state laws that may be more stringent than CLIA. State clinical laboratory laws generally require that laboratories and/or laboratory personnel meet certain qualifications. State clinical laboratory laws also generally require laboratories to specify certain quality controls and maintain certain records. For example, California requires that we maintain a state issued license and comply with California standards for our laboratory operations, including the standards for laboratory personnel and quality control. Additional states may require similar licenses in the future. Potential sanctions for violation of these state requirements include significant fines and the suspension or loss of various licenses, certificates and authorizations, which could adversely affect our business and results of operations. Finally, we may be subject to regulation in foreign jurisdictions, including in Europe and Asia, if we expand offering of our tests or distribution of our tests internationally.

HIPAA Compliance and Privacy Protection and the HITECH Act

The Health Insurance Portability and Accountability Act of 1996, or HIPAA established comprehensive federal protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities:” health plans, health care clearing houses, and health care providers who conduct certain health care transactions electronically, or Standard Transactions. Covered Entities must have in place administrative, physical and technical safeguards to protect against the misuse of individually identifiable health information, or PHI. Additionally, some state laws impose privacy protections more stringent than HIPAA’s and some states impose privacy obligations specifically applicable to clinical laboratories. Additionally, many states have implemented data breach laws requiring additional security measures for certain types of PHI and also public notification of the theft, breach or other loss of personal information. There are also international privacy laws, such as the European Data Directive and various national laws implementing the Data Directive, that impose restrictions on the access, use, and disclosure of health information and other types of identifiable personal information. All of these laws may impact our business. We are a Covered Entity subject to HIPAA privacy and security standards because our testing services are reimbursable by insurance payors and we conduct Standard Transactions. We have an active program designed to address HIPAA regulatory compliance. This program will likely require periodic updating to comply with amendments to HIPAA. Regardless of our own Covered Entity status, HIPAA presently applies to many of the facilities and physicians with whom we do business and controls the ways in which we may obtain tissue specimens and associated clinical information from those facilities and physicians. We believe we have taken the steps required for us to comply with applicable health information privacy and confidentiality statutes and regulations under both federal and applicable state jurisdictions. However, we may not be able to maintain compliance in all jurisdictions where we do business. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain tissue specimens and associated patient information could significantly impact our business and our future business plans.

Additionally, The Health Information Technology for Economic and Clinical Health Act of 2009 and the regulations promulgated thereunder by the Department of Health and Human Services, or the HITECH Act, requires HIPAA covered entities, including clinical laboratories, to provide notification to affected individuals and to the Secretary of Health and Human Services, following discovery of a breach of unsecured PHI. In some cases, the HITECH Act requires covered entities to provide notification to the media of breaches. In the case of a breach of unsecured PHI at or by a business associate of a covered entity, the HITECH Act requires the business associate to notify the covered entity of the breach. The HITECH Act requires the Secretary of Health and Human Services to post on the Department of Health and Human Services’ website a list of covered entities that experience breaches of unsecured PHI involving more than 500 individuals. The HITECH Act made other changes relating to the HIPAA privacy and security rules, including, among others, establishing that, effective February 17, 2010, the security and privacy rules apply directly to business associates and, consequently, that a business associate’s violation of the rules may result in government enforcement action directly against the business associate.

In summary, we are required to comply with laws governing the transmission, security and privacy of health information that require significant compliance costs, and any failure to comply with these laws could result in material criminal and civil penalties.

Federal and State Physician Self-referral Prohibitions

We are subject to the federal physician self-referral prohibitions, or the Stark Law, and restrictions under California’s Physician Ownership and Referral Act, or PORA. These restrictions prohibit us from billing a patient or any governmental or private payor for any test when the physician ordering the test, or any member of such physician’s immediate family, has an investment interest in or compensation arrangement with us, unless the arrangement meets an exception to the prohibition.

Both the Stark Law and PORA contain an exception for referrals made by physicians who hold investment interests in a publicly traded company that has stockholders’ equity exceeding $75 million at the end of its most recent fiscal year or on average during the previous three fiscal years, and which satisfies certain other requirements. In addition, both the Stark Law and PORA contain an exception for compensation paid to a physician for personal services rendered by the physician. In the future we may develop compensation arrangements with physicians for personal services, such as speaking engagements and specimen tissue preparation. We will structure these arrangements with terms intended to comply with the requirements of the personal services exception to Stark Law and PORA.

However, we cannot be certain that regulators would find these arrangements to be in compliance with Stark Law, PORA or similar state laws. If we are deemed to not be in compliance by the applicable regulators, we would be required to refund any payments we receive pursuant to a referral prohibited by these laws to the patient, the payor or the Medicare program, as applicable.

Penalties for a violation of the Stark Law include: refunds of amounts collected by an entity in violation of the Stark Law, denial of payment for the services provided in violation of the prohibition, and civil penalties of up to $15,000 per service arising out of the prohibited referral. Additionally, a person who engages in a scheme to circumvent the Stark Law’s prohibition may be subject to a civil penalty of up to $100,000. A violation of PORA is a misdemeanor and could result in civil penalties and criminal fines.

Other states have self-referral restrictions with which we have to comply that differ from those imposed by federal and California law.

While we have attempted to comply with these laws, it is possible that some of our financial arrangements with pathologist and physicians could be subject to regulatory scrutiny at some point in the future, and we cannot provide assurance that we will be found to be in compliance with these laws following any such regulatory review.

Federal, State and Foreign Fraud and Abuse Laws

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under a governmental payor program. The definition of “remuneration” has been broadly interpreted to include anything of value, including gifts, discounts, credit arrangements, payments of cash, waivers of co-payments, ownership interests and providing anything at less than its fair market value. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements within the health care industry, the U.S. Department of Health and Human Services has issued a series of regulatory “safe harbors.” These safe harbor regulations set forth certain provisions, which, if met, will assure health care providers and other parties that they will not be prosecuted under the federal Anti-Kickback Statute. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Statute will be pursued. For further discussion of the impact of federal and state health care fraud and abuse laws and regulations on our business, see the section entitled “Risk Factors — Risks Related to Our Business — We are subject to federal and state health care fraud and abuse laws and regulations and could face substantial penalties if we are unable to, or if a tribunal has determined that we do not fully comply with such laws.”

In addition to the administrative simplification regulations discussed above, HIPAA also created two new federal crimes: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs.

Finally, another development affecting the health care industry is the increased enforcement of the federal False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal governmental payor program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a governmental payor program. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties ranging from $5,500 to $11,000 for each false claim.

Additionally, in Europe various countries have adopted anti-bribery laws providing for severe consequences, in the form of criminal penalties and/or significant fines, for individuals and/or companies committing a bribery offence. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation. For instance, in the United Kingdom, under the new Bribery Act 2010, which went into effect in July 2011, a bribery occurs when a person offers, gives or promises to give a financial or other advantage to induce or reward another individual to improperly perform certain functions or activities, including any function of a public nature. Bribery of foreign public officials also falls within the scope of the Bribery Act 2010. Under the new regime, an individual found in violation of the Bribery Act of 2010, faces imprisonment of up to 10 years. In addition, the individual can be subject to an unlimited fine, as can commercial organizations for failure to prevent bribery.

There are federal and state laws prohibiting fraudulent billing and providing for the recovery of non-fraudulent overpayments, as a large number of laboratories have been forced by the federal and state governments, as well as by private payors, to enter into substantial settlements under these laws. In particular, if an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties ranging from $6,000 to $11,000 for each separate false claim. While there are many potential bases for liability under the federal False Claims Act, such liability primarily arises when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. Submitting a claim with reckless disregard or deliberate ignorance of its validity could result in substantial civil liability. A current trend within the healthcare industry is the increased use of the federal False Claims Act and, in particular, actions under the False Claims Act’s “whistleblower” or “qui tam” provisions to challenge providers and suppliers. Those provisions allow a private individual standing to bring actions on behalf of the government, alleging that the defendant has submitted a fraudulent claim for payment to the federal government. The government may join in the lawsuit, but if the government declines to do so, the individual may choose to pursue the lawsuit alone. The government must be kept apprised of the progress of the lawsuit. Whether or not the federal government intervenes in the case, it will receive the majority of any recovery. In addition, various states have enacted laws modeled after the federal False Claims Act.

Even though we believe we are in compliance with these laws and regulations, it is possible the government may determine that we are not in compliance, in which case we could be subject to civil and criminal penalties.

The Physician Payment Sunshine Act

The Physician Payment Sunshine Act, or the Sunshine Act, which was enacted as part of the Patient Protection and Affordable Care Act, or the Affordable Care Act, requires applicable manufacturers of drugs, devices, biologicals, or medical supplies covered under Medicare, Medicaid or the Children’s Health Insurance Program, to report annually to the Secretary of the Department of Health and Human Services payments or other transfers of value made by that entity, or by a third party as directed by that entity, to physicians and teaching hospitals, or to third parties on behalf of physicians or teaching hospitals, during the course of the preceding calendar year. Similar reporting requirements have also been enacted on the state level in the United States, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with health care professionals. In addition, some states such as Massachusetts and Vermont impose an outright ban on certain gifts to physicians.

The Final Rule implementing the Sunshine Act, published on February 8, 2013, requires data collection on payments to begin on August 1, 2013. The first annual report, comprised of data collected from August 1, 2013 to December 31, 2013, is due March 31, 2014. Failure to comply with the reporting requirements can result in significant civil monetary penalties ranging from $1,000 to $10,000 for each payment or other transfer of value that is not reported (up to a maximum per annual report of $150,000) and from $10,000 to $100,000 for each knowing failure to report (up to a maximum per annual report of $1 million). We believe that laboratories are not applicable manufacturers and, therefore, we are not required to collect data on and report these payments. However, we cannot be certain that regulators will agree with our position. If we are deemed to be applicable manufacturers subject to the Sunshine Act, we could be subject to civil monetary penalties for failing to comply with the requirements.

These laws could affect our promotional activities by limiting the kinds of interactions we could have with hospitals, physicians or other potential purchasers or users of our tests. Both the disclosure laws and gift bans could impose administrative, cost and compliance burdens on us.

Food and Drug Administration

The U.S. Food and Drug Administration, or the FDA, regulates the sale or distribution in interstate commerce, of medical devices, including in vitro diagnostic test kits. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, listing, registration, and reporting. It may also include pre-market notification and adherence to the FDA’s quality system regulation, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, such as performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. Most in vitro diagnostic kits are regulated as Class I or Class II devices. Entities that fail to comply with FDA requirements can be liable for criminal or civil penalties, recalls, seizures, orders to cease manufacturing and restrictions on labeling and promotion.

The FDA presently requires clearance or approval of diagnostic test kits that are sold to labs, hospitals and doctors, considering them to be medical devices. However, diagnostic tests that are developed and performed by a CLIA-certified reference laboratory, known as “home-brew,” “in-house” or “laboratory-developed” tests, have not been regulated by FDA to date. The FDA has stated that it has the power to regulate laboratory-developed tests such as the ones that we develop. Nevertheless, it has exercised enforcement discretion and not regulated most laboratory-developed tests performed by high complexity CLIA certified laboratories. It is possible, perhaps likely, that FDA will decide to more actively regulate LDTs, which could lead to pre-market and post-market obligations. Section 1143 of the Food and Drug Administration Safety and Innovation Act, signed by the President on July 9, 2012, requires FDA to notify Congress at least 60 days prior to issuing a draft or final guidance regulating LDTs and provide details of the anticipated action.

Class II devices are subject to FDA’s general controls, and any other special controls as deemed necessary by FDA to provide reasonable assurance of the safety and effectiveness of the device. Pre-market review and clearance by FDA for Class II devices are generally accomplished through the 510(k) pre-market notification procedure. Pre-market notification submissions are subject to user fees, unless a specific exemption applies. To obtain 510(k) clearance for a medical device (or for certain modifications to devices that have received 510(k) clearance), a manufacturer must submit a pre-market notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or to a pre-amendment device that was in commercial distribution before May 28, 1976, or a predicate device, for which FDA has not yet called for the submission of a PMA application. In making a determination that the device is substantially equivalent to a predicate device, FDA compares the proposed device to the predicate device or predicate devices and assesses whether the subject device is comparable to the predicate device or predicate devices with respect to intended use, technology, design and other features which could affect the safety and effectiveness. If FDA determines that the subject device is substantially equivalent to the predicate device or predicate devices, the subject device may be cleared for marketing. FDA’s 510(k) clearance pathway generally takes from three to twelve months from the date the application is completed, but can take significantly longer. Moreover, in January 2011, FDA announced twenty-five specific action items it intended to take to improve transparency and predictability of the 510(k) program. We anticipate that the changes may also result in additional requirements with which manufacturers will need to comply in order to obtain or maintain 510(k) clearance for their devices. These additional requirements could increase the costs or time for manufacturers’ seeking marketing clearances through the 510(k) process. Moreover, the 510(k) process could result in a not-substantially equivalent determination, in which case the device would be regulated as a Class III device, discussed below.

Class III devices are those devices which are deemed by FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device. Reasonable assurance of the safety and effectiveness of Class III devices cannot be assured solely by the general controls and the other requirements described above. These devices are required to undergo the PMA process in which the manufacturer must demonstrate reasonable assurance of the safety and effectiveness of the device to FDA’s satisfaction. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. Premarket approval applications (and supplemental pre-market approval applications) are subject to significantly higher user fees than are 510(k) pre-market notifications. After approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process. The PMA process, including the gathering of clinical and nonclinical data and the submission to and review by FDA, can take several years.

A clinical trial may be required in support of a 510(k) submission and generally is required for a PMA application. These trials generally require an effective Investigational Device Exemption from FDA for a specified number of patients, unless the product is exempt from Investigational Device Exemption requirements or deemed a non-significant risk device eligible for more abbreviated Investigational Device Exemption requirements. The Investigational Device Exemption application must be supported by appropriate data, such as animal and laboratory testing results. Clinical trials may begin 30 days after the submission of the Investigational Device Exemption application unless FDA or the appropriate institutional review boards at the clinical trial sites place the trial on clinical hold.

After a device is placed on the market, regardless of the classification or pre-market pathway, it remains subject to significant regulatory requirements. Even if regulatory approval or clearance of a medical device is granted, FDA may impose limitations or restrictions on the uses and indications for which the device may be labeled and promoted. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the Quality Systems Regulations, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by FDA. FDA also may inspect foreign facilities that export products to the United States.

Failure to comply with applicable regulatory requirements can result in enforcement action by FDA, which may include any of the following sanctions: warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of current or future products, operating restrictions, partial suspension or total shutdown of production, denial of 510(k) clearance or PMA applications for new products, or challenges to existing 510(k) clearances or PMA applications.

We believe that our LDTs would likely be regulated as either Class II or Class III devices. It is also possible that some may fall into one Class and some into the other. Accordingly, some level of premarket review — either a 510(k) or a PMA — would likely be required for each test. While the data requirements are typically greater for Class III devices, the data required for Class II devices has increased, and it is likely that some amount of clinical data (retrospective or prospective or both) would be required for either type of submission. Currently, FDA is undertaking a review of the adequacy of the 510(k) process. It is difficult to predict what changes may result, but it should be assumed that any changes will increase, not decrease, the regulatory requirements.

If the FDA decides to regulate MyPRS® or any future test of ours, it could classify the test as a Class II or Class III device. This would mean that we would have to invest substantial time and resources into obtaining FDA approval and we might have to withdraw the applicable test from the market. This could adversely affect our operations, revenues and our potential to be a profitable or viable entity.

The FDA has stated that it intends to regulate some laboratory-developed tests as devices. The FDA has said it will develop guidelines describing which tests would need to comply with device requirements. The degree to which in-house tests are regulated by the FDA has also been the focus of recent Congressional attention, and Congress is considering the introduction of legislation that would subject at least some such tests to premarket review or approval by the FDA.

MyPRS® and the other tests being developed by the Company include the use of genes and determine whether a patient falls into a high or low risk for disease recurrence or response to a particular chemotherapy. The Company plans to continue to develop and offer these tests as ”laboratory-developed” tests unless it becomes clearer that these tests are subject to regulation by the FDA. We will continue to monitor both the FDA and Congress and we intend to comply with any new requirements that may apply.

Good Laboratory Practice, or GLP

We are subject to various regulatory requirements designed to ensure the quality and integrity of our non-clinical testing processes. Our standard operating procedures are written in accordance with applicable regulations and guidelines for operating in the United States. The industry standards for conducting preclinical laboratory testing are embodied in GLP regulations promulgated by the FDA. In the United States, non-clinical studies intended for FDA submission must be conducted in accordance with GLP regulations; foreign governments may require our North American clients to comply with certain regulatory requirements of other countries (in order to gain approval within these countries), such as regulations promulgated by the Japanese Ministry of Health, Labor and Welfare and Ministry of Agriculture, Forestry and Fisheries, and in Europe, the Organization for Economic Co-operation and Development. GLP regulations specify requirements for facilities, equipment, and professional staff and standardized procedures for conducting studies, including procedures for recording and reporting data and for managing study materials and records. We have established a required quality assurance program that monitors ongoing compliance with GLP regulations by auditing test data and reporting and conducting inspections of testing procedures.

Our business is also subject to regulation under state and federal laws regarding environmental protection and hazardous substances control, such as the Federal Occupational Safety and Health Act, the Environmental Protection Act, and Toxic Substances Control Act. These regulations, among other things, require work practice controls, protective clothing and equipment, training and other measures designed to minimize exposure to chemicals and transmission of pathogens. We believe that we are in compliance with these and other applicable laws and that the costs of our ongoing compliance will not have a material adverse effect on our business. However, it is possible that the government will find that we are not in compliance with these requirements, which could have an adverse effect on our business and subject us to regulatory sanctions. In addition, statutes and regulations applicable to our business may be adopted which impose substantial costs to assure compliance or otherwise materially adversely affect our operations.

Regulation of Reimbursement and Coverage

Revenues for clinical laboratory testing services come from a variety of sources and depend significantly on the availability of third-party reimbursement, including from Medicare and Medicaid programs, commercial insurers and managed care organizations. We are currently a Medicare laboratory services provider and intend to become a Medicaid laboratory services provider. We also receive reimbursement from third-party payors for our testing services. As is the case with health care services generally, the majority of payors pay for our testing services at varying levels that may be significantly lower or otherwise differ from our list prices. Obtaining reimbursement from third-party payors is both time consuming and expensive. Payment from third-party payors may not be sufficient to allow us to sell our services on a profitable and competitive basis.

Corporate Practice of Medicine

Numerous states have enacted laws prohibiting business corporations, such as us, from practicing medicine and employing or engaging physicians to practice medicine, generally referred to as the prohibition against the corporate practice of medicine. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. Violation of these laws may result in civil or criminal fines, as well as sanctions imposed against us and/or the professional through licensure proceedings.

Other Regulatory Requirements

Our laboratory is subject to federal, state and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste and biohazardous waste, including chemical, biological agents and compounds, blood and bone marrow samples and other human tissue. Typically, we use outside vendors who are contractually obligated to comply with applicable laws and regulations to dispose of such waste. These vendors are licensed or otherwise qualified to handle and dispose of such waste.

OSHA has established extensive requirements relating to workplace safety for health care employers, including requirements to develop and implement programs to protect workers from exposure to blood-borne pathogens by preventing or minimizing any exposure through needle stick or similar penetrating injuries.

Employees

As of October 15, 2013, we had 12 employees, all of whom were full time employees. None of our employees is represented by a labor union, and we consider our relationship with our employees to be good. These employees include our President and Chief Executive officer and one direct sales professional.

Description of Property

We currently lease approximately 2,800 square feet of space in Little Rock, Arkansas for use of a clinical reference laboratory. The monthly rent is $6,350. This lease will expire in March 2014. Based on our current operational needs, we believe that such facilities are adequate for our operations for the near future.

Legal Proceedings

We are subject to claims and legal actions that arise in the ordinary course of business from time to time. However, we are not currently subject to any claims or actions that we believe would have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Board of Directors and Executive Officers

Our business and affairs are organized under the direction of our board of directors, or our Board of Directors, which currently consists of two members. Set forth below are our directors and executive officers and their respective ages and positions as of [•], 2014:

Executive Officers and Directors	Age	Position(s) Held
Bennett S. LeBow	76	Chairman of the Board
Samuel D. Riccitelli	54	President, Chief Executive Officer and Director
Robert Johnson	36	Chief Accounting Officer & Interim Chief Financial Officer
Douglas A. Schuling	53	Director Nominee

There are no family relationships among any of our directors or executive officers. The executive officers and directors named above may act as authorized officers of the company when so deemed by resolutions of the company. Set forth below is a summary of the business experience of each of our directors and executive officers identified above and our key employee:

Bennett S. LeBow.  Mr. LeBow has served as the Chairman of our Board of Directors since our inception in January 2010 and is our founding member and the sole manager of Signal Genetics LLC. Mr. LeBow is the sole partner and has sole voting and dispositive power, of our principal shareholder, LeBow Alpha. Mr. LeBow is a private investor and currently serves as the Chairman and CEO of BSL Capital, Inc. Mr. LeBow also serves as the Chairman of the Board of Directors of Vector Group, Ltd., where he has been a director since 1986 and where he served as Executive Chairman from January 2006 until his retirement in December 2008. Mr. LeBow served as the Chairman of the Board Directors of Borders Group Inc. from May 2010 until January 2012 and Chief Executive Officer from June 2010 until January 2012. In February 2011, Borders Group Inc. filed a petition for protection under Chapter 11 of Title 11 of the United States Bankruptcy Code. Mr. LeBow received a B.A. in electrical engineering from Drexel University.

We selected Mr. LeBow to serve on our Board of Directors as Chairman due to the perspective and extensive experience he brings as our founder. Mr. LeBow brings to the Board of Directors significant executive leadership and operational experience in both the private and public sector.

Samuel D. Riccitelli.  Mr. Riccitelli has served as our President and CEO and as a director on our Board of Directors since October 2012. From July 2011 to October 2012, and Mr. Riccitelli was an independent consultant. From October 2001 to June 2011, Mr. Riccitelli served as the Executive Vice President and Chief Operating Officer of Genoptix, Inc., a publicly traded diagnostic services company focused on the needs of community hematologists and oncologists. From 1995 to 2001, Mr. Riccitelli served in a number of positions for Becton, Dickinson and Company, including most recently as a vice president and general manager and as a board member for BD Ventures, L.L.C., a venture capital fund. From 1989 to 1994, he served in a number of positions at Puritan-Bennett Corporation, including most recently as general manager. Mr. Riccitelli received a B.A. in Biology from Washington and Jefferson College and a M.S. Eng. degree from The University of Texas in Mechanical & Biomedical Engineering.

We selected Mr. Riccitelli to serve on our Board of Directors because he brings to the Board of Directors extensive knowledge of the life sciences and biotechnology industries. He has served in senior corporate positions of companies in the biotechnology and diagnostic industries. Mr. Riccitelli has led the successful development and commercialization of a broad range of diagnostic services, medical devices, and information based product and services and is a named inventor on eight patents. His business experience provides him with a broad understanding of the operational, financial and strategic issues facing public companies.

Robert Johnson.  Mr. Johnson has served as our Chief Accounting Officer and Interim Chief Financial Officer since September 2013. Prior to joining us, Mr. Johnson has served as senior tax accountant and controller at BSL Capital, Inc. since June 2010. From June 2008 to June 2010, Mr. Johnson served as a senior tax accountant and controller of CBIZ MHM, LLC. Mr. Johnson has 8 years of public accounting experience in tax planning and compliance. His experience primarily lies in taxation of pass-through entities and their interrelation in portfolio investment accounting and estate planning. Mr. Johnson is a Certified Public Accountant and a Certified Management Accountant and is a member of both the American Institute of CPA’s and the Institute of Management Accountants Mr. Johnson received a B.S. in accounting and finance from The University of Central Florida and an MBA from The University of Miami, with a specialty in professional accounting.

Douglas A. Schuling.  Douglas A. Schuling has agreed to become a member of our board of directors immediately following this offering. From April 1999 through May 2011, Mr. Schuling held the position of Executive Vice President and Chief Financial Officer for Genoptix Medical Laboratory, a specialized laboratory service provider focused on delivering diagnostic services to hematologists and oncologists. From 1997 to March 1999, Mr. Schuling held the position of Chief Financial and Operating Officer for Point-of-Care Systems, a venture capital backed clinical information systems company. From 1985 to 1997, Mr. Schuling held various positions at Nellcor Puritan Bennett, a research, development and manufacturing company, specializing in medical equipment and supplies, most recently as Hospital Group Controller. Mr. Schuling received his B.S. degree in accounting from Drake University.

We have selected Mr. Schuling to serve on our Board of Directors because of this extensive knowledge of the life sciences and biotechnology industries and his substantial financial and accounting background, having served as the chief financial officer of two other companies and controller of a third company.

Key Employee

Ryan Van Laar, Ph.D.  Dr. Van Laar has served as our director of bioinformatics since February 2012. Prior to joining us, Dr. Van Laar served as the Founder and Chief Scientific Officer of ChipDX from June 2008 to February 2012. From May 2008 to January 2012, Dr. Van Laar worked at Regeneron Pharmaceuticals as a bioinformatics scientist and facilitated the expansion of their oncology bioninformatics department and had the responsibility for identifying and developing oncology targets and biomarkers. From June 2005 to May 2008, Dr. Van Laar worked as a senior bioinformatician at Agendia where he developed novel diagnostic and prognostic multi-gene assays for breast and colon cancer, including the first FDA-cleared multi-gene oncology test, Mammaprint®. Dr. Van Laar’s work has been extensively published in 15 peer reviewed journals. Dr. Van Laar received his Ph.D. in molecular oncology from The University of Melbourne, Australia.

Board Composition and Election of Directors

Our Board of Directors currently consists of two members, Messrs. LeBow and Riccitelli. Our Board of Directors has undertaken a review of its composition and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that neither Messrs. LeBow, nor Riccitelli is an “independent director” as defined under the applicable rules of the SEC and NASDAQ. In making such determination, our Board of Directors considered the relationship that each such non-employee director has with our company and all other facts and circumstances that our Board of Directors deemed relevant in determining his independence, including the beneficial ownership of our capital stock by each non-employee director. Mr. Riccitelli is not an independent director under these rules because he is our Chief Executive Officer and Mr. LeBow is not an independent director under these rules because of his ownership in the company. Prior to consummation of this offering, the Board of Directors plans to increase the number of directors to three and appoint an “independent director” as defined under the applicable rules of the SEC and NASDAQ.

Corporate Governance

Our Status as a Controlled Company

For purposes of the NASDAQ corporate governance rules, we expect to be a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We expect that Mr. LeBow will continue to control more than 50% of the combined voting power of our common stock upon completion of this offering and will continue to have the right to designate a majority of the members of our Board of Directors for nomination for election and the voting power to elect such directors following this offering.

Accordingly, we expect to be eligible to, and we may, take advantage of certain exemptions from corporate governance requirements provided in the NASDAQ rules. Specifically, as a controlled company, we would not be required to have (i) a majority of independent directors, (ii) a Compensation Committee or (iii) independent director oversight over nominations to the Board of Directors. Therefore, following this offering if we are able to rely on the “controlled company” exemption, we will not be required to have a majority of independent directors, or a Compensation or Nominations Committee; accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the applicable NASDAQ corporate governance rules. The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NASDAQ rules, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock on the NASDAQ Capital Market, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus.

Board Committees

Our Board of Directors will establish an Audit Committee effective upon the closing of this offering.

Audit Committee

The members of our Audit Committee are expected to be Messrs. LeBow, Riccitelli and one additional independent director. [•] will be the chair of the Audit Committee. Upon the closing of this offering, our Audit Committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;
•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;
•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of conduct;
•	overseeing our internal audit function;
•	discussing our risk management policies;
•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;
•	meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management;
•	reviewing and approving or ratifying any related person transactions; and
•	preparing the Audit Committee report required by Securities and Exchange Commission, or SEC, rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our Audit Committee.

Our Board of Directors has determined that Mr. Schuling is an “audit committee financial expert” as defined in applicable SEC rules. We believe that the composition of our Audit Committee will meet the requirements for independence under current NASDAQ and SEC rules and regulations.

Compensation Committee

Because we will be a “controlled company” within the meaning of the NASDAQ corporate governance standards, we will not be required to have a compensation committee.

Nominating and Corporate Governance Committee

Because we will be a “controlled company” within the meaning of the NASDAQ corporate governance standards, we will not be required to have a nominating and corporate governance committee.

Board of Directors Leadership Structure

Our principal stockholder also serves as the Chairman of our Board of Directors. Our Board of Directors does not have a lead independent director. Our Board of Directors has determined its leadership structure is appropriate and effective for us, given our stage of development.

Risk Oversight

Our Board of Directors monitors our exposure to a variety of risks through our Audit Committee. Our Audit Committee charter gives the Audit Committee responsibilities and duties that include discussing with management, the internal audit department and the independent auditors our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The code of business conduct and ethics and the written charter for the audit committee will be available on our website. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

None of our directors or executive officers, nor any associate of such individual, is involved in a legal proceeding adverse to us or any of our subsidiaries or our joint ventures.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the information as to compensation paid to or earned by our Chief Executive Officer and our two other most highly compensated executive officers during the fiscal years ended December 31, 2012 and 2011. The persons listed in the following table are referred to herein as the “named executive officers.”

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Award(s)(1)	Option Award(s)	All Other Compensation	Total
Samuel D. Riccitelli	2012	$75,000	$—	$—	$—	$	$75,000

(1)	Represents the aggregate date fair value of awards computed in accordance with FASB ASC Topic 718. Mr. Riccitelli was granted 22,725 incentive units pursuant to his employment agreement. The grant was subject to a performance condition, as described below under “— Employment Agreements” and because achieving the performance condition was determined not to be likely, no equity incentive compensation has been recorded. See Note 7 to our audited consolidated financial statements, included elsewhere in the prospectus.

Employment Agreements

Samuel D. Riccitelli.  We entered into an employment agreement, or the CEO Agreement, as of October 31, 2012, as amended on October 9, 2013, with Samuel D. Riccitelli in connection with his appointment as our President and Chief Executive Officer. The CEO Agreement has an initial term of 3 years, and automatically renews for additional one-year terms. The CEO Agreement provides for, among other things: (i) an annual base salary of $450,000, payable on a semi-monthly basis, (ii) a grant of 22,725 Class B incentive units representing up to 20% of our outstanding equity as of September 30, 2013, which incentive units vest approximately 33% upon the closing of an offering of at least $25,000,000, which was reduced to $15,000,000 in an amendment to the CEO Agreement, or an Offering, and approximately 16% every six (6) months thereafter, provided that Mr. Riccitelli is employed as of such dates and has not received a notice of termination from the Company, and further provided that the award would become fully vested upon a change in control that were to occur after the closing of an Offering, or upon Mr. Riccitelli’s termination from employment without “cause” or by Mr. Riccitelli for “good reason” (as such terms are defined in the CEO Agreement) after his initial 90 days of employment but before the closing of the Offering and (iii) the following post-termination benefits: (a) unpaid base salary, all accrued paid time off, unreimbursed expenses, and any amount under any employee benefit plan, program or arrangement, then in effect, in the event his employment is terminated for “cause,” without “cause,” or due to “disability” or death or if Mr. Riccitelli resigns for any reason (as such terms are defined in the CEO Agreement), (b) all accrued annual bonus or incentive compensation in the event his employment is terminated without cause, for disability or death or if Mr. Riccitelli resigns for “good reason” (as such term in defined in the CEO Agreement), (c) monthly payments equal to his base salary for 3, 6 or 12 months, depending on when the termination occurs, plus full payment of COBRA premiums in the event that his employment is terminated without cause or if Mr. Riccitelli resigns for good reason and (d) in the case of disability, monthly payments equal to his base salary for 6 months (to be paid in equal installments over the applicable period immediately following termination of his employment), if and only if he does not receive any payments as a result of the short-term and long-term disability insurance benefits that the Company obtains on his behalf, pursuant to the terms of the CEO Agreement, in which case the Company will pay to Mr. Riccitelli, during the 6 month period, only the difference between the insurance payments provided to him and his base salary.

The CEO Agreement also provides for a corporate apartment in New York City solely at our expense during the period until we successfully complete a capital raise of at least $15,000,000. We agreed that we will pay for the income tax liability incurred by Mr. Riccitelli for receipt of such apartment. The CEO Agreement further provides that Mr. Riccitelli will be reimbursed for all reasonable business expenses, including travel and entertainment expenses incurred in the performance of his duties.

The CEO Agreement also provides that Mr. Riccitelli will not engage in competitive activity, as described in the CEO Agreement, during his employment with us and for a period of 1 year following termination of his employment for any reason.

2013 Stock Incentive Plan

Our Stock Incentive Plan, or the 2014 Plan, was approved by our Board of Directors on [•], 2014 and will be effective upon our corporate conversion, subject to its approval by our stockholders, which is expected prior to the closing of this offering. The following description of the 2014 Plan is qualified in its entirety by the full text of the plan, which will be filed with the SEC as an exhibit to the registration statement.

Purpose.  We believe that the 2013 Plan will promote our long-term growth and profitability by (i) providing key people with incentives to improve stockholder value and to contribute to our growth and financial success through their future services, and (ii) enabling us to attract, retain and reward the best-available personnel.

Eligibility.  Selected employees, officers, directors, and other individuals providing bona fide services to us or any of our affiliates, are eligible for awards under the 2014 Plan. The plan administrator may also grant awards to individuals in connection with hiring, retention, or otherwise before the date the individual first performs services. However, those awards will not become vested or exercisable before the date the individual first performs those services for us. As of [•], 2014, [•] non-employee directors, and approximately [•] employees and other individuals providing bona fide services to us are eligible to participate in the 2014 Plan.

Shares subject to the plan.  The number of shares of common stock that we may issue pursuant to awards under the 2014 Plan is [•]; provided, however, that no more than [•] shares of common stock may be issued in the form of full-value awards, and no more than [•] shares of common stock may be issued pursuant to incentive stock options intended to qualify under section 422 of the Internal Revenue Code. The maximum number of shares of common stock subject to awards of any combination that may be granted under the 2014 Plan during any fiscal year to any one individual will be limited to [•] shares, provided that the maximum will be [•] during the first fiscal year of such individual’s employment with the Company or an Affiliate (as defined in the 2014 Plan). These limits will be appropriately adjusted to reflect any stock dividends, split ups, recapitalizations, mergers, consolidations, share exchanges, and similar transactions. If any award, or portion of an award, under the 2014 Plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of shares, or is forfeited or otherwise terminated, surrendered or canceled as to any shares, or if any shares are repurchased by or surrendered to us in connection with any award, or if any shares are withheld by us, the shares subject to such award and the repurchased, surrendered and withheld shares will thereafter be available for further awards under the plan other than incentive stock options.

Administration.  The 2014 Plan is administered by our Board of Directors or by a committee or committees as the board may appoint from time to time. The plan administrator has the full authority and discretion to administer the 2014 Plan and to take any action that is necessary or advisable in connection with the administration of the plan, including without limitation the authority and discretion to interpret and construe any provision of the plan or any agreement or other documents relating to the plan. The plan administrator’s determination will be final and conclusive.

Types of awards.  The 2014 Plan provides for grants of stock options, stock appreciation rights, restricted or unrestricted stock awards, restricted stock units, performance awards, and other stock-based awards. No awards have been granted under the 2014 Plan as of the date of this prospectus. The benefits or amounts that will be allocated to any participant or group of participants are indeterminable at this time because participation and the types of awards (including options) available under the plan are subject to the discretion of the plan administrator.

Stock options.  The 2014 Plan allows the plan administrator to grant incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or nonqualified stock options. Only our employees or employees of our subsidiaries or any parent corporation may receive incentive stock option awards. Options must have an exercise price at least equal to the fair market value of the underlying shares on the date of grant. The option holder may pay the exercise price in cash or by check, by tendering shares of common stock, by a combination of cash and shares, or by any other means that the plan administrator approves. Generally, the options have a 10 year term, however, the options will expire earlier if the option holder’s service relationship with us terminates.

Stock appreciation rights.  The 2014 Plan allows the plan administrator to grant awards of stock appreciation rights which entitle the holder to receive a payment in cash, in shares of common stock, or in a combination of both, having an aggregate value equal to the spread on the date of exercise between the fair market value of the underlying shares on that date and the base price of the shares specified in the grant agreement, multiplied by the number of shares specified in the award being exercised.

Stock awards.  The 2014 Plan allows the plan administrator to grant stock awards to eligible participants in such amounts, on such terms and conditions, and for such consideration, including no consideration or minimum consideration as may be required by law. A stock award may be denominated in common stock or other securities, stock-equivalent units or restricted stock units, securities or debentures convertible into common stock, or any combination of the foregoing and may be paid in common stock or other securities, in cash, or in a combination of common stock or other securities and cash, all as determined in the sole discretion of the plan administrator.

Performance awards.  The 2014 Plan allows the plan administrator to grant performance awards which become payable in common stock or other securities, in cash, or in a combination of common stock or other securities and cash, on account of attainment of one or more performance goals established by the plan administrator. The plan administrator may establish performance goals relating to any of the following, as it may apply to an individual, one or more business units, divisions or subsidiaries, or on a Company-wide basis, and in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies:

•	Earnings or profitability metrics: including, but not limited to, earnings/loss (gross, operating, net, or adjusted); earnings/loss before interest and taxes, or EBIT; earnings/loss before interest, taxes, depreciation and amortization, or EBITDA; profit margins; expense levels or ratios; in each case adjusted to eliminate the effect of any one or more of the following: interest expense, asset impairments, early extinguishment of debt, equity incentive compensation expense, changes in generally accepted accounting principles or critical accounting policies, or other extraordinary or non-recurring items, as specified by the plan administrator when establishing the performance goals;
•	Return metrics: including, but not limited to, return on investment, assets, equity or capital (total or invested);
•	Cash flow metrics: including, but not limited to, operating cash flow; cash flow sufficient to achieve financial ratios or a specified cash balance; free cash flow; cash flow return on capital; net cash provided by operating activities; cash flow per share; working capital;
•	Liquidity metrics: including, but not limited to, capital raising; debt reduction; extension of maturity dates of outstanding debt; debt leverage (debt to capital, net debt-to-capital, debt-to-EBITDA or other liquidity ratios) or access to capital; debt ratings; total or net debt; other similar measures approved by the plan administrator;
•	Stock price and equity metrics: including, but not limited to, return on stockholders’ equity; total stockholder return; revenue (gross, operating or net); revenues from sales; revenues from search model; revenue growth; stock price; stock price appreciation; market capitalization; earnings/loss per share (basic or diluted) (before or after taxes); price-to-earnings ratio; and
•	Strategic metrics: including, but not limited to, number of users; site traffic; conversion ratios; product research and development; regulatory filings or approvals; patent application or issuance; manufacturing or process development; sales or net sales; geographic coverage; market share; market penetration; inventory control; growth in assets; key hires; business expansion; acquisitions, divestitures, affiliate agreements, collaborations, licensing or joint ventures; financing; resolution of significant litigation; legal compliance or risk reduction.

The plan administrator is authorized to make adjustments in the method of calculating attainment of performance measures and performance targets in recognition of: (A) extraordinary or non-recurring items; (B) changes in tax laws; (C) changes in generally accepted accounting principles or changes in accounting policies; (D) charges related to restructured or discontinued operations; (E) restatement of prior period financial results; and (F) any other unusual, non-recurring gain or loss that is separately identified and quantified in our financial statements; provided that the plan administrator’s decision as to whether such adjustments will be made with respect to any covered employee, within the meaning of section 162(m) of the Internal Revenue Code, is determined when the performance targets are established for the applicable performance period. Notwithstanding the foregoing, the plan administrator may, at its sole discretion, modify the performance results upon which awards are based under the 2014 Plan to offset any unintended results arising from events not anticipated when the performance measures and performance targets were established; provided, that such modifications may be made with respect to an award granted to any covered employee, only to the extent permitted by Section 162(m) of the Internal Revenue Code if the award was intended to constitute “qualified performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code.

Change in control.  In the event of any transaction resulting in a “change in control” of the Company (as defined in the 2014 Plan), outstanding stock options and other awards that are payable in or convertible into our common stock will terminate upon the effective time of the change in control unless provision is made in connection with the transaction for the continuation, assumption, or substitution of the awards by the surviving or successor entity or its parent. In the event of such termination the holders of stock options and other awards under the 2014 Plan will be permitted immediately before the change in control to exercise or convert all portions of awards that are then exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the change in control. In the event that a change in control occurs after a performance-based stock award has been granted but before completion of the applicable performance period, a pro rata portion of such award will become payable (or a pro rata portion of the lapse restrictions will lapse, as applicable) as of the date of the change in control to the extent otherwise earned on the basis of achievement of the pro rata portion of the performance goals and performance targets relating to the portion of the performance period completed as of the date of the change in control.

Amendment and termination.  The 2014 Plan will become effective as of the date that it is adopted by our stockholders, provided that such approval is obtained within twelve months before or after our Board of Directors approves the 2014 Plan. No award will be granted under the 2014 Plan after the close of business on the day before the tenth anniversary of the effective date of the plan. Our Board of Directors may terminate, amend or modify the 2014 Plan, or any portion thereof, at any time. Shareholder approval is required to reprice underwater options.

U.S. federal income tax consequences.  The following is a general summary of the U.S. federal income tax treatment of stock options, which are authorized for grant under the 2014 Plan, based upon the provisions of the Internal Revenue Code as of the date of this prospectus. This summary is not intended to be exhaustive and the exact tax consequences to any grantee will depend upon his or her particular circumstances and other facts. Participants must consult their tax advisors with respect to any state, local and non-U.S. tax considerations or particular federal tax implications of options granted under the 2014 Plan.

Incentive stock options.  An option holder recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under section 422 of the Internal Revenue Code. Option holders who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss upon a sale of the shares equal to the difference, if any, between the sale price and the purchase price of the shares. If an option holder satisfies such holding periods, upon a sale of the shares, we will not be entitled to any deduction for U.S. federal income tax purposes. If an option holder disposes of shares within two years after the date of grant or within one year after the date of exercise (a disqualifying disposition), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the option holder upon the disqualifying disposition of the shares generally will result in a deduction by us for U.S. federal income tax purposes.

Nonqualified stock options.  Options not designated or qualifying as incentive stock options will be nonqualified stock options having no special tax status. An option holder generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonqualified stock option, the option holder normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares on the exercise date. If the option holder is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonqualified stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as a capital gain or loss. No tax deduction is available to us with respect to the grant of a nonqualified stock option or the sale of the stock acquired pursuant to such grant. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the option holder as a result of the exercise of a nonqualified stock option.

Section 162(m).  The Internal Revenue Code allows publicly held corporations to deduct compensation in excess of $1 million paid to the corporation’s principal executive officer and/or any of its three other most highly compensated executive officers for that applicable year (not counting, for this purpose, its principal financial officer) only if the compensation is payable solely based on the attainment of one or more performance goals and certain statutory requirements are satisfied. Since we are a privately held corporation, Section 162(m) does not currently apply to our compensation. Under the transition rules, in general, compensation paid under a plan that existed while we are private is exempt from the $1,000,000 deduction limit until the first annual meeting of our stockholders after the close of the third calendar year following the calendar year in which our initial public offering occurs. We will take these transition rules into account when awarding compensation to our named executive officers. Following our initial public offering, grants of options or stock appreciation rights under our 2014 Plan are intended to qualify for the exemption. Grants of restricted shares or stock units that are made in the future under the 2014 Plan may qualify for the exemption if vesting is contingent on the attainment of objectives based on the performance criteria set forth in the plan and if certain other requirements are satisfied. Grants of restricted shares or stock units that vest solely on the basis of service cannot qualify for the exemption. To maintain flexibility in compensating officers in a manner designed to promote varying corporate goals, our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee may approve compensation or changes to plans, programs or awards that may cause the compensation or awards to exceed the limitation under Section 162(m) if it determines that action is appropriate and in our best interests.

Foreign Participants.  If any individual who receives a grant under the 2014 Plan is subject to taxation in countries other than the United States, the 2014 Plan provides that the plan administrator may make grants to such individuals on such terms and conditions as the plan administrator determines appropriate to comply with the laws of the applicable countries.

Section 102(b)(3) issuances.  We have elected to issue our options and shares granted or issued to most of our Israeli participants (excluding our co-founders) in this plan under Section 102(b)(3) of the Israeli Income Tax Ordinance, which is the capital gains track. To comply with the capital gains track, all options and shares under the ESOP are granted or issued to a trustee and are held by the trustee for two years from the date of grant of the option. Under the capital gains track we are not allowed an Israeli tax deduction for the grant or issuance of the options or shares.

Outstanding Equity Awards At Fiscal Year-End

The following table provides information about the number of outstanding equity awards held by our named executive officers at December 31, 2012.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares Or Units of Stock That Have Not Vested (#)	Market Value of Shares Or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units Or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units Or Other Rights That Have Not Vested ($)
Samuel D. Riccitelli						22,725	(1)

(1)	Mr. Riccitelli was granted 22,725 Class B incentive units pursuant to his employment agreement. The grant was subject to a performance condition, as described above under “Executive Compensation — Employment Agreements” and because achieving the performance condition was determined not to be likely, no equity incentive compensation has been recorded. See Note 7 to our audited consolidated financial statements, included elsewhere in the prospectus.

Director Compensation

We currently do not pay compensation to our directors for their Board service. We are in the process of evaluating possible director compensation plans that would be appropriate for us as a public company. The non-employee directors did not receive any cash or equity compensation during 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of [•], 2014 of:

•	each person who is known by us to be the beneficial owner of more than 5% of our outstanding common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.

The percentage ownership information shown in the table is based upon      shares of common stock outstanding as of [•], 2014, after giving effect to debt conversion and the corporate conversion; and      shares of common stock outstanding after completion of this offering, assuming no exercise of the underwriters’ over-allotment option.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before [•], 2014, which is 60 days after [•], 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each of the individuals and entities listed in this table is 667 Madison Avenue, 14th Floor, New York, New York 10065.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Ownership (Pre-Offering)	Percentage Ownership Post-Offering
Executive Officers & Directors
Bennett S. LeBow(1)		78.6%	%
Samuel D. Riccitelli(2)		20.0%	%
Robert Johnson	—
All Executive Officers & Directors, as a group ([2] persons)		%	%
5% Stockholders
LeBow Alpha LLLP(1)		78.6%	%

*	less than 1%
(1)	Bennett S. LeBow is the sole partner of LeBow Alpha and has sole voting and dispositive power over the shares. Represents issued shares of our common stock and options to purchase shares of our common stock exercisable within 60 days. Includes shares that have vested, and does not include shares that have not vested.
(2)	Represents issued shares of our common stock and options to purchase shares of our common stock exercisable within 60 days. Includes shares that have vested, and does not include shares that have not vested.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a summary of transactions since January 1, 2012 to which we have been a party in which the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at the end of the last two recent fiscal years and in which any of our executive officers, directors or beneficial holders of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Management — Non-Employee Director Compensation” and “Management — Executive Compensation.”

Secured Demand Promissory Note

We and our subsidiaries, as borrowers entered into a Secured Demand Promissory Note in the amount of $20,000,000 with LeBow Alpha, as lender, dated November 3, 2011 (the “Promissory Note”). Our Chairman, Bennett LeBow, is the sole partner of LeBow Alpha, our principal stockholder, and has sole voting and dispositive power over the entity. Pursuant to the terms of the Promissory Note, interest accrues on the loan at a rate of 8.0% per annum, compounded quarterly as of the last day of each calendar quarter. The loans are payable on demand within 5 days of a demand notice from the lender and may be prepaid in whole or in part at any time without penalty or premium. Interest on any amounts of principal that are overdue will accrue at a rate equal to 11.0% per annum, for the period overdue, compounded quarterly as of the last day of each calendar quarter. The Promissory Note contains customary representations and warranties and events of default, but includes a cross-default provision to any loan documents, as such term is defined in the Promissory Note, and which includes the Security Agreement (defined below). The Promissory Note has been amended from time to time to increase the principal amount of the borrowings under the Promissory Note. As of the September 30, 2013, there was $22,933,380 in aggregate principal amount of loans outstanding (also the largest aggregate amount of principal outstanding to date) and we have accrued $1,484,149 of interest. Since January 1, 2011, we have repaid approximately $9,279,000 in principal and $1,812,000 in interest by borrowing from another entity controlled by Mr. LeBow. As of [•  ], 2014, we had $[•  ] in aggregate principal amount of loans outstanding on the Promissory Note.

Guaranty and Security Agreement

We and our subsidiaries, as borrowers, entered into a Guaranty and Security Agreement with LeBow Alpha LLP, as lender and the Grantors party thereto, dated November 3, 2011 (the “Guaranty and Security Agreement”), pursuant to which each Grantor agreed to guaranty the obligations of the each of the borrowers under the Promissory Note and to grant, in favor of the lender, a security interest in the collateral (as defined in the Guaranty and Security Agreement) and to pledge in favor of the lender, the issued and outstanding equity of all classes, or pledged collateral, of each grantor as set forth in a schedule to the Guaranty and Security Agreement. The Guaranty and Security Agreement is guaranteed by our subsidiaries. This agreement contains customary representations and warrants and covenants, and standard events of default, including that a default under such agreement constitutes a default under the Promissory Note.

Issuance of Common Stock

Prior to the completion of the corporate conversion, all of our outstanding equity securities were issued in the form of units of Signal Genetics LLC. The following paragraph discusses the number of shares of our common stock that will be issued in conversion of the units upon the completion of the corporate conversion.

In connection with the corporate conversion, we issued      shares of common stock in exchange for 72,500 of Class A units and 41,058 of Class B units.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no public market for our securities and a significant public market for our securities may not develop or be sustained after this offering. As described below, approximately      shares currently outstanding will not be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after these restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of      shares of common stock (     shares if the underwriters exercise their over-allotment option in full). In addition, we have reserved:

•	shares reserved for future issuance under the new equity incentive plan we intend to adopt in connection with this offering.

Of these shares, the      shares sold in this offering (     shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, except for any shares that are acquired by affiliates as that term is defined in Rule 144 under the Securities Act (“Rule 144”). The remaining      shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 701, the shares sold in this offering and the restricted securities will be available for sale in the public market as follows:

•	the shares sold in this offering ( shares if the underwriters exercise their over-allotment option in full) and of the existing restricted shares will be eligible for immediate sale upon the completion of this offering; and
•	approximately restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the reporting requirements under the Exchange Act for at least 90 days a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the availability of current public information about us.

An affiliate of ours who has beneficially owned restricted shares of our common stock for at least twelve months (or six months, provided that such sale occurs after we have been subject to the reporting requirements under the Exchange Act for at least 90 days) would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of shares of our common stock then outstanding and (ii) the average weekly trading volume of our common stock on The NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (a) by persons other than affiliates, beginning 90 days after the effective date of this offering, and (b) by affiliates, subject to the manner-of-sale, volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the holding period requirement of Rule 144. The Rule 701 shares held by our executive officers, directors and substantially all of our stockholders are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements. The underwriters may release all or any portion of the securities subject to lock-up agreements.

Lock-Up Agreements

In connection with this offering, our directors and officers and all other holders of our outstanding equity securities, on an as converted basis, will agree not to sell or otherwise dispose of any securities, without the prior written consent of Aegis Capital Corp., for a period of 180 days after the date of this prospectus, subject to certain exceptions. See the section entitled “Underwriting”.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to the initial public offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or foreign tax laws, any income tax treaties, or any other U.S. federal tax laws, including U.S. federal estate and gift tax laws (except as specifically addressed herein with respect to U.S. federal estate taxes). This discussion is based on the Internal Revenue Code of 1986, as amended (“Code”), U.S. Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), all as in effect on the date of the initial public offering. These authorities may change, possibly retroactively, resulting in tax consequences different from those discussed below. No rulings have been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a different position regarding the tax consequences of a non-U.S. holder’s acquisition, ownership or disposition of our common stock or that any such position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as “capital assets” within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of the holder’s particular circumstances. It also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, brokers, dealers or traders in securities, commodities or currencies, partnerships or other pass-through entities (or investors in such entities), tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax or the unearned income Medicare contribution tax, and persons holding our common stock as part of a straddle, hedge or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

Definition of Non-U.S. Holder

As used in this discussion, a non-U.S. holder is any beneficial owner of our common stock who is not treated as a partnership for U.S. federal income tax purposes and is not:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust if (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all its substantial decisions or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date and validly elected to continue to be so treated.

If any entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the tax consequences to them of the acquisition, ownership and disposition of our common stock.

Distributions on Our Common Stock

As described in the section entitled, “Dividend Policy,” we do not anticipate paying dividends on our common stock in the foreseeable future. If we make a distribution of cash or other property with respect to our common stock, the distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in its common stock, but not below zero. Any remaining excess will be treated as capital gain from the sale of property.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected to the holder’s conduct of a U.S. trade or business generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or a lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying the holder’s qualification for the reduced rate. A non-U.S. holder may be required to obtain a U.S. taxpayer identification number to claim treaty benefits. This certification must be provided to us or our paying agent prior to the payment of dividends and may be required to be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with the holder’s U.S. trade or business and, if an income tax treaty applies, the non-U.S. holder maintains a “permanent establishment” in the United States to which the dividends are attributable, the non-U.S. holder will be exempt from U.S. federal withholding tax, if the appropriate certification is provided. To claim the exemption for effectively connected income, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of the dividends. Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the United States, unless the holder is entitled to the benefits of a tax treaty that provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such dividends. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;
•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock and certain other requirements are met.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such gain. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

Gains described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses.

With respect to the third bullet point above, we believe we currently are not and will not become a U.S. real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation generally depends on whether the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market value of our other trade or business assets and our worldwide real property interests, there can be no assurance that we will not become a U.S. real property holding corporation in the future. In the event we do become a U.S. real property holding corporation, as long as our common stock is regularly traded on an established securities market, our common stock will constitute a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively holds more than five percent of our common stock at some time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. Any taxable gain generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax will not apply.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to the holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, currently at a rate of 28%, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status (typically, by providing a valid IRS Form W-8BEN or W-8ECI) or an exemption is otherwise established.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established and the broker is:

•	a U.S. person, as defined in the Code;
•	a controlled foreign corporation for U.S. federal income tax purposes;
•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or
•	a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in the partnership or (2) it is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status (such as by providing a valid IRS Form W-8BEN or W-8ECI) or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

U.S. Federal Estate Tax

Shares of common stock held (or deemed held) by an individual who is a non-U.S. holder at the time of his or her death will be included in such non-U.S. holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and thus may be subject to U.S. federal estate tax.

Additional Withholding Tax Relating to Foreign Accounts

Legislation enacted in 2010 will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign financial institution (whether holding stock for its own account or on behalf of its account holders/investors) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to any other foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity.

Recent administrative guidance provides, however, that such withholding would generally apply only to dividends paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our common stock) made on or after January 1, 2017. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible impact of these rules on their investment in our common stock.

WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

DESCRIPTION OF SECURITIES

The following description of our capital stock and the provisions of our certificate of incorporation and our bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur prior to and upon the closing of this offering.

General

Upon the closing of this offering, our authorized capital stock will consist of      shares of common stock, par value $0.01 per share, and      shares of preferred stock, par value $0.01 per share.

As of [•], 2014, Signal Genetics LLC had issued and outstanding 72,500 Class A units and 41,058 Class B units held by 3 holders of record. Prior to the effectiveness of the registration statement of which this prospectus is a part, we will consummate the corporate conversion. As part of the corporate conversion, all of the outstanding units of Signal Genetics LLC will be automatically converted into shares of our common stock at a ratio of     .

The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, as in effect immediately following the closing of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Common stock outstanding.  Assuming the automatic conversion of all of the units of Signal Genetics LLC for our common stock prior to the closing of this offering and the issuance of      shares upon the debt conversion, there will be      shares of common stock outstanding, all of which will be issued immediately prior to the consummation of this offering, but assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants.

Voting rights.  The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.

Dividend rights.  Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation.  In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights.  The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our Board of Directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including dividend rights, conversion right, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. Although we have no present plans to issue any other shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

Representative’s Warrants

Please see “Underwriting — Representative’s Warrants” for a description of the warrants we have agreed to issue to the representative of the underwriters in this offering, subject to the completion of the offering. We expect to enter into a warrant agreement in respect of the Representative’s Warrants prior to the closing of this offering.

Anti-Takeover Effects of Delaware Law

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

Certificate of Incorporation and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will be amended to provide that:

•	the authorized number of directors can be changed only by resolution of our board of directors;
•	our bylaws may be amended or repealed by our Board of Directors or our stockholders;
•	stockholders may not call special meetings of the stockholders or fill vacancies on the Board of Directors;

•	our board of directors will be authorized to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the Board of Directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our Board of Directors does not approve;
•	our stockholders do not have cumulative voting rights, and therefore our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors; and
•	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

Potential Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law and subject to any limitations set forth in our certificate of incorporation. The purpose of authorizing the Board of Directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Limitations of Director Liability and Indemnification of Directors, Officers and Employees

Our certificate of incorporation, which will become effective upon the closing of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, and may indemnify employees and other agents. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding.

We have obtained a policy of directors’ and officers’ liability insurance.

We plan to enter into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for any and all expenses (including reasonable attorneys’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by such directors or officers or on his or her behalf in connection with any action or proceeding arising out of their services as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request provided that such person follows the procedures for determining entitlement to indemnification and advancement of expenses set forth in the indemnification agreement. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial condition may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Limits on Special Meetings

Special meetings of the stockholders may be called at any time only by the Board of Directors, the Chairman of the Board of Directors or our Chief Executive Officer or, in the absence of a Chief Executive Officer, our President, subject to the rights of the holders of any series of preferred stock.

Election and Removal of Directors

Our stockholders may only remove directors for cause. Our Board of Directors may elect a director to fill a vacancy, including vacancies created by the expansion of the Board of Directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors. Our certificate of incorporation and bylaws will not provide for cumulative voting in the election of directors.

Amendments to Our Governing Documents

Generally, the amendment of our certificate of incorporation requires approval by our Board of Directors and a majority vote of stockholders. Any amendment to our bylaws requires the approval of either a majority of our Board of Directors or approval of at least a majority of the votes entitled to be cast by the holders of our outstanding capital stock in elections of our Board of Directors.

Listing

We have applied to list our common stock on the NASDAQ Capital Market under the symbol “SGNL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC. Its address is 77 Spruce Street, Suite 201, Cedarhurst, New York, 11516.

UNDERWRITING

Aegis Capital Corp. is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated [•], 2014 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Aegis Capital Corp.
Total

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option.  We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of additional shares (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $     and the total net proceeds, before expenses, to us will be $    .

Discount.  The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-allotment Option	Total With Over-allotment Option
Public offering price	$	$	$
Underwriting discount (7%)	$	$	$
Non-accountable expense allowance (1%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	The expense allowance of 1% is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.

The underwriters propose to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $     per share. After the initial offering, the public offering price and concession to dealers may be changed.

We have paid an aggregate expense deposit of $50,000 to the representative for out-of-pocket-accountable expenses, which will be applied against the non-accountable expense allowance that will be paid by us to the underwriters in connection with this offering. The underwriting agreement, however, provides that in the event the offering is terminated, the $50,000 expense deposit paid to the representative will be returned to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have also agreed to pay the underwriters’ expenses relating to the offering, including (a) all Public Offering Systems filing fees associated with the review of the offering by FINRA; (b) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 per individual, but no more than $15,000 in the aggregate; (c) all fees, expenses and disbursements relating to the registration or qualification of the shares of common stock under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of “blue sky” counsel, it being agreed that such fees and expenses will be limited as follows: if the Offering is commenced on the Over the Counter Bulletin Board, the Company will make a payment of up to $15,000 to such counsel upon the commencement of “blue sky” work by such counsel and an additional payment of $5,000 to such counsel at Closing to cover such counsel’s fees and expenses; (d) the costs of all mailing and printing of the underwriting documents (including, without limitation, the Underwriting Agreement, any blue sky surveys and, if appropriate, any agreement among underwriters, selected dealers’ agreement, underwriters’ questionnaire and power of attorney), registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (e) the costs (up to $3,000) associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones; (f) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters; (g) the $21,775 cost associated with the use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; and (h) upon successful completion of this offering, up to $20,000 of the representative’s actual accountable “road show” expenses for the offering.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $    .

Discretionary Accounts.  The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements.  We, our directors and executive officers and substantially all of our other stockholders expect to enter into lock up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of six months from the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representative, agree not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our securities or any securities convertible into or exercisable or exchangeable for shares of our common stock owned or acquired on or prior to the closing date of this offering (including any shares of common stock acquired after the closing date of this offering upon the conversion, exercise or exchange of such securities); (2) file or caused to be filed any registration statement relating to the offering of any shares of our capital stock; or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1), (2) or (3) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, except for certain exceptions and limitations.

Representative’s Warrants.  We have agreed to issue to the representative warrants to purchase up to a total of      shares of common stock (5% of the shares of common stock sold in this offering, excluding the over-allotment). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA

Rule 5110(f)(2)(H)(i). The warrants are exercisable at a per share price equal to $     per share, or 125% of the public offering price per share in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal.  Subject to certain limited exceptions, until twelve months from the effective date of the offering, the Representative has a right of first refusal to act as sole-booking running manager for each and every future public and private equity and public debt offerings during such twelve (12) month period of our company or any successor to or any subsidiary of our company.

NASDAQ Capital Market Listing.  We have applied for the listing of our common stock on the NASDAQ Capital Market under the symbol “SGNL.”

Electronic Offer, Sale and Distribution of Securities.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares and warrants to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Determination of the Initial Public Offering Price.  Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the representative of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

•	the information included in this prospectus and otherwise available to the representative;
•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;
•	our financial information;
•	our prospects and the history and the prospects of the industry in which we compete;
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•	the present state of our development; and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common stock may not develop. It is also possible that, after the offering, the shares will not trade in the public market at or above the initial public offering price.

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or common stock or preventing or retarding a decline in the market price of our shares or common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive market making.  In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and the Netherlands

The information in this document has been prepared on the basis that all offers of common stock will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of common stock has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statement);
•	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)I of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common stock shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the common stock has not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs non-qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the common stock cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The common stock has not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The common stock offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such common stock been registered for sale in Israel. The shares and warrants may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered. Any resale in Israel, directly or indirectly, to the public of the common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the common stock in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the common stock may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and
•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the common stock or distribution of any offer document relating to the common stock in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the common stock in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such common stock being declared null and void and in the liability of the entity transferring the common stock for any damages suffered by the investors.

Japan

The common stock has not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires common stock may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of common stock is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the common stock has not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of common stock in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the common stock be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of common stock in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in

Switzerland. Neither this document nor any other offering material relating to the common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the common stock have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the common stock within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the common stock, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for common stock is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for      approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the common stock. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the common stock may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances that do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the common stock has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the securities being offered by this prospectus has been passed upon for us by Reed Smith LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Blank Rome LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2011 and for each of the two years in the period ended December 31, 2012 included in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) appearing in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

GLOSSARY OF TERMS

CD138+	A cell surface marker identified through flow cytometry and bead-based cell sorting.
CE MARKING	A mandatory conformity marking for certain products sold within the European Economic Area (EEA) since 1995.
CMS	Centers for Medicare & Medicaid Services; a U.S. federal agency that administers Medicare and Medicaid and the Children’s Health Insurance Program.
CLIA	Clinical Laboratory Improvement Amendments of 1988; federal regulatory standards that apply to all clinical laboratory testing performed on humans in the United States.
CYTOGENETICS	The branch of biology linking the study of genetic inheritance with the study of cell structure, especially for human chromosome analysis for the detection of inheritable diseases.
FISH	Fluorescence in situ Hybridization; a molecular cytogenetic technique that is used to detect chromosomal aberrations that include deletions, amplifications and translocations; DNA FISH probes are fluorescently labeled segments of DNA that are complementary to specific sequences on a chromosome.
HITECH	Health Information Technology for Economic and Clinical Health Act.
INDUCTION THERAPY	Treatment designed to be used as a first step toward shrinking the cancer and in evaluating response to drugs and other agents. Induction therapy is followed by additional therapy to eliminate whatever cancer remains.
KARYOTYPING	A laboratory technique whereby the chromosomes from one cell are visualized under a microscope to investigate the total number and structure of the chromosomes. Cells are obtained from an individual and are viewed during metaphase, a stage in cell division when chromosomes are condensed. The chromosomes are stained with a dye (Giemsa), resulting in a banding pattern of light and dark stripes, known as G-banding. The patterns are specific, allowing the viewer to identify each chromosome.
LDTs	Laboratory Developed Tests; assays developed in the laboratory for diagnostic or prognostic purposes.
LYSIS	The disintegration of a cell by rupture of the cell wall or membrane.
MCTRJCA	Middle Class Tax Relief and Job Creation Act of 2012.
MIPPA	Medicare Improvements for Patients and Providers Act of 2008.
PMA	Pre-Market Approval; the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices.
PPACA	Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act.
RNA	Ribonucleic acid, a nucleic acid present in all living cells. Its principal role is to act as a messenger carrying instructions from DNA for controlling the synthesis of proteins, although in some viruses RNA rather than DNA carries the genetic information.

SIGNAL GENETICS LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Signal Genetics LLC
New York, New York

We have audited the accompanying consolidated balance sheets of Signal Genetics LLC and Subsidiaries (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of operations, members’ deficiency, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Signal Genetics LLC and Subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO USA, LLP

New York, New York
November 12, 2013

Signal Genetics LLC and Subsidiaries

Consolidated Balance Sheets

	December 31, 2012	December 31, 2011
ASSETS
Current assets:
Cash	$112,534	$651,196
Restricted cash	50,086	—
Accounts receivable	1,195,599	826,020
Inventory	169,539	335,931
Prepaid expenses and other current assets	129,625	96,155
Current assets of discontinued operations	6,125	100,879
Total current assets	1,663,508	2,010,181
Property and equipment, net	1,071,572	1,140,119
Security deposits	45,582	13,848
	$2,780,662	$3,164,148
LIABILITIES AND MEMBERS’ DEFICIENCY
Current liabilities:
Accounts payable and accrued expenses	$511,138	$1,833,031
Note payable – current portion	61,387	59,427
Note payable – related party	22,525,942	14,330,672
Current liabilities of discontinued operations	200,000	356,621
Total current liabilities	23,298,467	16,579,751
Note payable	42,046	103,433
Deferred rent	10,085	—
Commitments and contingencies
Members’ deficiency	(20,569,936)	(13,519,036)
	$2,780,662	$3,164,148

See accompanying notes to consolidated financial statements.

Signal Genetics LLC and Subsidiaries

Consolidated Statements of Operations

	Year Ended
	December 31, 2012	December 31, 2011
Net revenue	$4,406,042	$1,915,627
Operating expenses:
Cost of revenue	2,897,895	2,390,370
Selling and marketing	1,469,534	612,896
General and administrative	2,988,091	2,589,787
Research and development	225,378	103,317
Total operating expenses	7,580,898	5,696,370
Operating loss	(3,174,856)	(3,780,743)
Interest expense	(1,571,054)	(561,029)
Loss from continuing operations	(4,745,910)	(4,341,772)
Net loss from discontinued operations, net of tax benefit of $0 and $0, respectively	(1,592,945)	(8,492,722)
Net loss	(6,338,855)	(12,834,494)
Dividend to member unit holder of Myeloma Health LLC	(390,000)	(140,000)
Net loss attributable to member of Signal Genetics LLC	$(6,728,855)	$(12,974,494)
Basic and diluted net loss per unit:
Net loss from continuing operations attributable to member of Signal Genetics LLC	$(58,46)	$(57.66)
Net loss from discontinued operations attributable to member of Signal Genetics LLC	(18.13)	(109.26)
Net loss attributable to member of Signal Genetics LLC	$(76.60)	$(166.92)
Average units outstanding – basic and diluted	87,847	77,730

See accompanying notes to consolidated financial statements.

Signal Genetics LLC and Subsidiaries

Consolidated Statements of Members’ Deficiency
For the Years Ended December 31, 2012 and 2011

	Class A Units	Class B Units	Amount
Balance – December 31, 2010	72,500	—	$(501,327)
Net loss	—	—	(12,834,494)
Equity incentive compensation	—	31,000	66,785
Distributions	—	—	(250,000)
Balance – December 31, 2011	72,500	31,000	(13,519,036)
Net loss	—	—	(6,338,855)
Equity incentive compensation	—	22,725	7,955
Cancellation of unvested equity incentive units	—	(12,667)	—
Distributions	—	—	(720,000)
Balance – December 31, 2012	72,500	41,058	$(20,569,936)

See accompanying notes to consolidated financial statements.

Signal Genetics LLC and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended
	December 31, 2012	December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,338,855)	$(12,834,494)
Net loss from discontinued operations	(1,592,945)	(8,492,722)
Net loss from continuing operations	(4,745,910)	(4,341,772)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	144,289	120,223
Equity incentive compensation expense	7,955	66,785
Impairment of long-lived assets	—	6,750,838
Loss on disposal of property and equipment	11,871	—
Non-cash interest on note payable – related party	1,560,270	559,069
Interest income on restricted cash	(86)	—
Amortization of deferred rent	10,085	—
Changes in operating assets and liabilities:
Accounts receivable	(369,579)	(734,414)
Inventory	166,392	(287,375)
Prepaid expenses and other current assets	(33,470)	201,751
Accounts payable and other accrued expenses	(1,321,893)	1,233,781
Net cash used in operating activities of discontinued operations	(1,654,812)	(8,236,980)
Net cash used in operating activities	(6,224,888)	(4,668,094)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(106,913)	(519,644)
Proceeds from sale of fixed assets	19,300	—
Increase in security deposits	(31,734)	(26,434)
Purchases of business	—	(6,880,000)
Net cash used in investing activities	(119,347)	(7,426,078)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash transferred into a restricted account	(50,000)	—
Distributions	(720,000)	(250,000)
Repayment of note payable	(59,427)	(19,320)
Proceeds from note payable – related party	6,635,000	12,903,750
Net cash provided by financing activities	5,805,573	12,634,430
NET (DECREASE) INCREASE IN CASH	(538,662)	540,258
CASH:
Beginning of period	651,196	110,938
End of period	$112,534	$651,196

See accompanying notes to consolidated financial statements.

Signal Genetics LLC and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization, Operations and Basis of Accounting

Signal Genetics LLC (the “Company”) was originally formed as Myeloma Health LLC, in January 2010. Effective January 1, 2011 with the formation of Signal Genetics LLC, substantially all the members’ interests in Myeloma Health LLC were exchanged for members’ interests in Signal Genetics LLC and Myeloma Health LLC became a wholly-owned subsidiary. The accompanying consolidated financial statements include the Company and its wholly-owned subsidiaries, all intercompany accounts and transactions have been eliminated in consolidation.

The Company is a commercial stage, molecular diagnostic company focused on providing innovative diagnostic services that help physicians make better-informed decisions concerning the care of their patients suffering from cancer. In 2010 the Company became the exclusive licensee to the research on multiple myeloma (“MM”) performed at the University of Arkansas for Medical Sciences (“UAMS”). Myeloma Prognostic Risk Signature (“MyPRS®”) is based upon more than two decades of clinical research on nearly 10,000 MM patients who received their care at UAMS. The Company currently generates revenues from the performance of MyPRS® diagnostic tests, which was launched in April 2011.

Since its inception, the Company has devoted substantial effort in developing its product and has incurred losses and negative cash flows from operations, and at December 31, 2012 has a members’ deficiency of approximately $20,570,000. All financial support to-date has been provided by the majority member (see Note 6). The Company is forecasting continued losses and negative cash flows as it funds its selling and marketing activities and research and development programs.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to successfully continue is primarily dependent upon continued support from the majority member. In addition, the Company expects to seek additional financing and/or strategic investments. However, there can be no assurance that any additional financing or strategic investments will be available on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, the Company will most likely be required to reduce certain discretionary spending, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Use of Estimates — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Significant estimates in these financial statements have been made for revenue, impairment of long-lived assets, depreciation of property and equipment and equity incentive compensation. Actual results could differ materially from those estimates.

Cash — The Company considers all highly liquid investments with a maturity at date of purchase of three months or less to be cash equivalents. The Company’s cash is currently comprised only of cash on hand and deposits in banks. As of December 31, 2012, the Company had approximately $50,000 in a restricted cash account that was held as cash collateral against an outstanding letter of credit for security on a lease.

Accounts Receivable and Allowance for Doubtful Accounts  —  The Company records accounts receivable net of an allowance for doubtful accounts. The Company estimates an allowance for doubtful accounts based on the aging of the accounts receivable and the historical collection experience since the Company’s inception for each type of payor. The Company has not had any bad debts from any of its contracted customers or noncontracted insurance companies, therefore there is no allowance for doubtful accounts recorded as of December 31, 2012 and 2011.

Signal Genetics LLC and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies - (continued)

Inventory — Inventory, which consists entirely of finished goods, is valued at the lower of cost or market using the first-in, first-out (“FIFO”) method.

Property and Equipment — Property and equipment is carried at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Long Lived Assets — The Company reviews long-lived assets, consisting of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted cash flows. If long-lived assets are impaired, an impairment loss is recognized and is measured as the amount by which the carrying value exceeds the estimated fair value of the assets. During the year ended December 31, 2011, the Company recorded impairment charges related its discontinued operations (see additional information in Note 3).

Revenue Recognition — Revenues that are derived from testing services are recognized in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 605, Revenue Recognition, which requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred and title and the risks and rewards of ownership have been transferred to the client or services have been rendered; (3) the price is fixed or determinable; and (4) collectability is reasonably assured. The Company records revenues when the tests have confirmed results which are evidence that the services have been performed.

Revenues are recorded on an accrual basis as the contractual obligations are completed and as a set of assays is processed through our laboratory under a specified contractual protocol. Revenues are billed to various payors, including Medicare, contracted insurance companies, directly billed customers (UAMS, pharmaceutical companies, reference labs and hospitals) and non-contracted insurance companies. The Company reports revenues from Medicare, contracted insurance companies and directly billed customers based on the contractual rate. The contractual rate is based on established agreed upon rates between the Company and the respective payor and is the price invoiced by the Company. The Company reports revenues from non-contracted payors based on the amount expected to be collected which is based on the historical collection experience of each payor or payor group, as appropriate. The difference between the amount billed and the amount estimated to be collected from non-contracted payors is recorded as a contractual allowance at the same time the revenue is recognized to arrive at reported net revenue. The Company does not record revenue from individuals for billings, deductibles or co-pays until cash is collected as collectability is not assured at the time services are provided, therefore there are no accounts receivable from self-payors. Gross revenues from individuals have been immaterial. The Company’s estimates of net revenue for non-contracted insurance companies are subject to change based on the contractual status and payment policies of the third-party payors with whom we deal. The Company regularly refines our estimates in order to make our estimated revenue as accurate as possible based on our most recent collection experience with each third-party payor. The Company regularly reviews our historical collection experience for non-contracted payors and adjusts our expected revenues for current and subsequent periods accordingly.

The table below shows the adjustments made to gross revenues to arrive at net revenues, the amount reported on our statements of operations:

	Year Ended
	December 31, 2012	December 31, 2011
Gross revenues	$6,378,792	$3,169,304
Less: Contractual allowances	1,972,200	1,253,677
Net revenues	$4,406,592	$1,915,627

Signal Genetics LLC and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies - (continued)

Contractual allowances recorded during the years ended December 31, 2012 and 2011 represented approximately 31% and 40%, respectively, of gross revenues. The decrease in the percentage was primarily due to the increased revenues to direct-billed customers which increased to approximately 52% of gross revenues during the year ended December 31, 2012 from approximately 42% of gross revenues during the year ended December 31, 2011.

Cost of Revenue — Cost of revenue represents the cost of materials, direct labor, costs associated with processing specimens including pathological review, quality control analyses, and delivery charges necessary to render an individualized test result. Costs associated with performing tests are recorded as the tests are processed.

License Fees — The Company has licensed technology for patents for uses of a gene expression profiling (“GEP”) assay called MyPRS® and its related technology. Under the terms of the license agreement, the Company is required to pay a fee and royalties to UAMS. The license fees are calculated as a fixed percentage of the net revenue received from third parties that the Company generates by using this technology. The Company accrues for such license fees when incurred which is based on when revenue is collected. Such license fees are included in selling and marketing expenses in the accompanying consolidated statements of operations.

Selling and Marketing Expenses — The Company’s selling and marketing consist primarily of sales commissions and support costs, salaries and related employee benefits, travel, license fees and marketing costs.

General and Administrative Expenses — The Company’s general and administrative expenses consist primarily of salaries and related employee benefits, professional service fees, associated travel costs and depreciation and amortization expense.

Advertising costs — The Company markets its services through its advertising activities in trade publications and on the internet. Advertising costs are included in selling and marketing expenses on the statements of operations and are expensed as incurred. Advertising costs for the years ended December 31, 2012 and 2011 were approximately $67,000 and $13,000, respectively.

Research and Development — The Company expenses costs associated with research and development activities as incurred. Research and development costs primarily include laboratory supplies, reagents and consulting costs. To date, the Company has not included an allocation of any indirect costs in research and development.

Income Taxes — The Company is a limited liability company which is not a tax paying entity at the corporate level. Each member is instead individually responsible for their share of the Company’s income or loss for income tax reporting purposes. Net operating losses incurred by the Company as of December 31, 2012 have been used by the members to offset gains on other interests and are therefore not able to be carried forward to the Company.

Applicable accounting guidance requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Accounting provisions also require that a change in judgment that results in subsequent recognition, derecognition, or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the period in which the change occurs. The Company regularly evaluates the likelihood of recognizing the benefit for income tax positions taken in various federal and state filings by considering all relevant facts, circumstances, and information available.

Signal Genetics LLC and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies - (continued)

The Company classifies any interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Deferred Rent Obligations — The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and contractually obligated rent escalations) over the lease term. The difference between the cash paid to the landlord and the amount recognized as rent expense on a straight-line basis is included in deferred rent in the accompanying consolidated balance sheets.

Equity Incentive Compensation — The Company accounts for equity incentive compensation in accordance with FASB ASC 718, Stock Compensation. Equity incentive compensation expense for all equity-based compensation awards granted is based on the grant-date fair value estimated in accordance with the provisions of ASC 718. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period.

Fair Value of Financial Instruments — The Company’s management believes the carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short-term maturity. The fair value of the note payable — related party cannot be reasonably estimated as a result of the related party arrangement. The present value of the net minimum note payable at December 31, 2012 and 2011 was approximately $103,000 and $163,000, respectively.

Supplemental Disclosure of Non-Cash Financing Transactions — During the year ended December 31, 2011 the Company acquired certain property and equipment through the issuance of a note payable for approximately $182,000.

Segment Reporting — The Company operates as one segment.

Concentration of Credit Risk, Major Customers and Suppliers — Cash is maintained at one financial institution and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances.

During the years ended December 31, 2012 and 2011, the Company had one major customer, UAMS. Revenue sourced either from or through UAMS accounted for approximately 86% and 80%, respectively, of net revenue. Accounts receivable sourced either from or through UAMS at December 31, 2012 and 2011 accounted for approximately 85% and 88%, respectively.

Inventory used in the Company’s testing process is procured from one supplier. Any supply interruption or an increase in demand beyond the suppliers’ capabilities could have an adverse impact on the Company’s business. Management believes it can identify alternative sources, if necessary, but it is possible such sources may not be identified in sufficient time to avoid an adverse impact on its business.

Recent Accounting Pronouncements — Other than as disclosed below, we have reviewed all recently issued standards and have determined they will not have a material impact on our consolidated financial statements or do not apply to our operations.

In July 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-07, Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Heath Care Entities which requires certain health care entities to record the provision for bad debts associated with patient service revenue as a deduction from patient service revenue (net of contractual allowances and discounts). Additionally, those entities are required to provide enhanced disclosures about their policies for recognizing revenue and assessing bad debts. For nonpublic entities, the amendments were effective for the first annual period ending after December 15, 2012 with early adoption permitted and the presentation should be applied retrospectively to all prior periods presented. The Company has adopted this guidance retrospectively in the accompanying consolidated financial statements.

Signal Genetics LLC and Subsidiaries

Notes to Consolidated Financial Statements

3. Business Combination and Discontinued Operations

In May 2011, the Company formed a new wholly-owned subsidiary, CC Health LLC, that on June 28, 2011 entered into and consummated the transactions contemplated by an Asset Purchase Agreement (the “Purchase Agreement”) with Diagnocure US, GP and Diagnocure Inc. (collectively, the “Sellers”), pursuant to which the Company purchased various assets relating to a clinical research study for $5,700,000. In addition, under separate agreements with the Sellers, the Company purchased two other studies for a total of $580,000 and paid $600,000 for the assignment of a license agreement between the Sellers and Targeted Diagnostics & Therapeutics, Inc. The aggregate purchase price was allocated as follows:

Accounts receivable	$310,940
Property and equipment	717,329
Unamortizable intangible assets	4,980,000
License agreement	600,000
Goodwill	271,731
$6,880,000

During 2011, the Company further assessed the developmental stage of the studies and determined that the technology was not as far developed as originally believed. Management weighed the expected costs that would need to be incurred and the time period that would be involved to complete development and in early 2012, determined to discontinue the studies and instead concentrate on the Company’s core business. Therefore at December 31, 2011, the Company impaired the remaining assets and began unwinding outstanding contracts pertaining to the CC Health LLC business. Operations were completely closed in July 2012.

All operations related to CC Health LLC have been classified as discontinued operations in the accompanying statements of operations. Revenue included in discontinued operations was approximately $99,000 and $144,000 for the years ended December 31, 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011, net loss from discontinued operations was approximately $1,593,000 and $8,493,000, respectively. Included in the net loss from discontinued operations for the year ended December 31, 2011 was an impairment charge of approximately $6,751,000 for the various assets acquired. There was no impairment charge in 2012.

The remaining assets of discontinued operations consist of accounts receivable as of December 31, 2012 and 2011 and the remaining liabilities of discontinued operations consist of accounts payable and accrued expenses as of December 31, 2012 and 2011.

4. Property and Equipment

Property and equipment at December 31, 2012 and 2011, consists of the following:

	2012	2011
Computer and lab equipment	$1,315,622	$1,240,219
Furniture and fixtures	12,250	11,911
Leasehold improvements	6,439	6,439
	1,334,311	1,258,569
Less: Accumulated depreciation and amortization	262,739	118,450
	$1,071,572	$1,140,119

Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was approximately $144,000 and $120,000, respectively. During the year ended December 31, 2011 approximately $38,000 of the total is included in discontinued operations.

Signal Genetics LLC and Subsidiaries

Notes to Consolidated Financial Statements

5. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2012 and 2011, consists of the following:

	2012	2011
Accounts payable	$26,665	$236,071
Salaries and related taxes	—	79,525
Inventory	—	338,421
Legal fees	249,167	398,767
Consulting	155,833	319,961
Other	79,473	460,286
	$511,138	$1,833,031

6. Notes Payable

Note Payable — In 2011, the Company acquired certain property and equipment through the issuance of a note payable totaling approximately $182,000. The note is payable in thirty-six monthly installments of $5,320 through August 2014. The present value of the net minimum note payable at December 31, 2012 and 2011 was approximately $103,000 and $163,000, respectively. The effective interest rate of the notes during 2012 and 2011 was 3.4%. The Company has collateralized the notes with the related equipment, which had a net book value of approximately $345,000 and $386,000 at December 31, 2012 and 2011, respectively, and is included in computer and lab equipment (see Note 4).

Note Payable — Related Party — During the years ended December 31, 2012 and 2011, the Company has been loaned approximately $6,635,000 and $12,904,000 to support operations by its majority member through various entities owned by him. The notes bear interest at 8% compounded quarterly and are due on demand. Interest expense for the years ended December 31, 2012 and 2011 was approximately $1,560,000 and $559,000, respectively, and has been accrued and included in the balance reflected on the accompanying consolidated balance sheets. The notes are collateralized by substantially all assets of the Company.

7. Equity Incentive Compensation

In January 2011, the Company issued 29,500 units to three employees in connection with equity incentive agreements, 20,000 of the units vested in six month increments beginning with 33% in July 2011 and then 16% through July 2013, 7,500 of the units vested in six month increments beginning with 33% in April 2011 and then 16% through April 2013 and 2,000 of the units vested 25% on the first anniversary and then in thirty-six monthly increments through March 2016. All of these individuals were terminated during 2012 and their vested units (totaling 16,833) were repurchased by the majority member. The remaining unvested units (12,667) were cancelled. In December 2011, the Company issued 1,500 units to another employee in connection with an equity incentive agreement. The units vest 25% on the first anniversary and then in thirty-six monthly increments through November 2014.

All of the above units were recorded based upon their fair value on the date of grant and the weighted-average grant-date fair value of the units issued during 2011 was $4.23. The grant date fair value was determined using the following assumptions: expected term of 2.5 years, expected volatility of 45% based on average historical volatility of similar companies, expected dividends of zero and risk free rate of   .81%. The Company expensed approximately $8,000 and $67,000 during the years ended December 31, 2012 and 2011, respectively. The unrecognized expense as of December 31, 2012 is diminimus.

In October 2012, the Company issued 22,725 units to the Chief Executive Officer which are subject to a performance condition, the Company closing a funding of at least $25 million. Once achieved, the units vest 33% upon the closing and then 16% every six months thereafter. Since the likelihood of achieving the performance condition was not deemed probable, no equity incentive compensation has been recorded related to these units. On October 9, 2013, this equity incentive agreement was modified to reduce the funding target

Signal Genetics LLC and Subsidiaries

Notes to Consolidated Financial Statements

7. Equity Incentive Compensation - (continued)

to $15 million. The Company will calculate the fair value of the modified award in the fourth quarter of 2013 and recognize the related expense over the expected vesting period.

8. Members’ Interests

LLC Agreement — The Company’s operating agreement defines the rights and obligations of its members. The members of the Company are not obligated personally for any debt, obligation or liability of the Company solely by reason of being a member. Upon liquidation of the Company, the assets of the Company will be distributed first to creditors, including notes payable to members, and then to the members as described below. The Company has authorized 100,000 Class A units and 50,000 Class B units. The Class B units consist entirely of equity incentive units (see Note 7) and are considered a profits interest. Upon liquidation, distributions will first be returned to Class A unit holders to the extent of their unreturned contribution account ($2,000,000) and then pro rata to all members. All units are entitled to one vote. Dissolution of the LLC will occur upon the earlier of a date approved by the members or December 31, 2060.

Distributions — Distributions of $390,000 and $140,000 during the years ended December 31, 2012 and 2011, respectively, were made to a member interest unit holder in Myeloma Health LLC, a subsidiary of the Company. The distribution was covered by a dividend made by the Company to Myeloma Health LLC.

Net Loss Per Unit — The Company calculates net loss per unit in accordance with FASB ASC 260, Earnings Per Share. Basic net loss per unit is computed by dividing the net loss for the period by the weighted average number of units of members’ interests outstanding for the period. Diluted net loss per unit is computed by dividing the net loss by the weighted average number of units of members’ interests and dilutive unit equivalents then outstanding. Unit equivalents consist of equity incentive units.

At December 31, 2012 and 2011, 23,850 and 20,583 equity incentive units were excluded from basic and diluted net loss per unit since they had not yet vested and due to the net loss incurred during the respective years.

9. Commitments and Contingencies

Operating Leases — The Company leases laboratory and office facilities under non-cancellable operating lease agreements, which expire through August 2017. At December 31, 2012, the future minimum rental commitments under the operating leases are approximately as follows:

2013	$245,000
2014	200,000
2015	186,000
2016	192,000
2017	131,000
$954,000

Rent expense related to these operating leases for the years ended December 31, 2012 and 2011 was approximately $309,000 and $240,000, respectively. Of these totals for the years ended December 31, 2012 and 2011, approximately $182,000 and $127,000, respectively, was included in discontinued operations. In addition, certain administrative functions are performed at an office location leased by the majority member at no charge to the Company. No amount has been charged for these functions as it is not deemed reasonable to estimate.

Services Agreement — The Company has entered into a systems and services agreement with a third party to assist with collections from customers which originally expired in February 2013. The agreement contains automatic one year renewals, unless termination notice is given by either party. The Company pays $10,000 per month under the agreement.

Signal Genetics LLC and Subsidiaries

Notes to Consolidated Financial Statements

9. Commitments and Contingencies - (continued)

Licensing Agreement — The Company has entered into a licensing agreement with UAMS for the exclusive use of patents used in the GEP assay, MyPRS® and its related technology through April 2020. The agreement is effective through the earlier of the expiration of the related patents or termination of the agreement pursuant to its terms. The Company may terminate the agreement for any reason upon ninety days written notice. UAMS may terminate the agreement with ninety days written notice upon a material breach of the agreement by the Company or if the Company challenges the validity of any licensed patent in a court of competent jurisdiction. Under the terms of the license agreement, the Company is required to pay $30,000 in annual minimum royalty fees on sales to customers other than UAMS unless sales, as defined in the agreement, exceed certain thresholds in which case the additional royalty fee would range from 2% – 4%. Total royalty fee expense, including that to UAMS and one-time charges, for the years ended December 31, 2012 and 2011 were approximately $85,000 and $103,000, respectively.

Employment Agreement — The Company has employment contracts with two individuals, which provide for annual base salaries and potential bonuses. These contracts contain certain change of control, termination and severance clauses that require the Company to make payments to certain of these employees if certain events occur as defined in their respective contracts.

Letters of Credit — At December 31, 2012, the Company was contingently liable for a standby letter of credit issued by a commercial bank for $50,000, for security on a lease. The Company has approximately $50,000 in a restricted cash account that is held as cash collateral for the letter of credit.

Cost-Containment Measures — Both government and private pay sources have instituted cost-containment measures designed to limit payments made to providers of health care services, which include diagnostic test providers such as the Company, and there can be no assurance that future measures designed to limit payments made to providers will not adversely affect the Company.

Litigation — The Company is, from time to time, involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. As of December 31, 2012, the Company is not a defendant in any lawsuits.

In August 2013, the Company settled a suit in which they were the plaintiff for a tortuous interference claim regarding a potential acquisition and agreed to settle for a payment of at least $350,000 which is to be paid $250,000 no later than January 2014 and $100,000 no later than January 2015. In addition if the defendants have made sales of their technology by the end of 2015, the Company will also be paid the lesser of 10% of the total sales as of the end of 2015 or $100,000. This payment is due to be received in January 2016.

10. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued.

Signal Genetics LLC and Subsidiaries

Consolidated Balance Sheets

	September 30, 2013	December 31, 2012
	(unaudited)
ASSETS
Current assets:
Cash	$226,254	$112,534
Restricted cash	50,161	50,086
Accounts receivable	925,326	1,195,599
Inventory	208,685	169,539
Prepaid expenses and other current assets	158,034	129,625
Current assets of discontinued operations	—	6,125
Total current assets	1,568,460	1,663,508
Property and equipment, net	961,832	1,071,572
Other assets:
Deferred issuance costs	217,031	—
Security deposits	35,034	45,582
Total other assets	252,065	45,582
	$2,782,357	$2,780,662
LIABILITIES AND MEMBERS’ DEFICIENCY
Current liabilities:
Accounts payable and accrued expenses	$292,354	$511,138
Note payable – current portion	57,580	61,387
Note payable – related party	25,365,617	22,525,942
Current liabilities of discontinued operations	50,000	200,000
Total current liabilities	25,765,551	23,298,467
Note payable	—	42,046
Deferred rent	16,165	10,085
Commitments and contingencies
Members’ deficiency	(22,999,359)	(20,569,936)
	$2,782,357	$2,780,662

See accompanying notes to unaudited consolidated financial statements.

Signal Genetics LLC and Subsidiaries

Unaudited Consolidated Statements of Operations

	Nine Months Ended
	September 30, 2013	September 30, 2012
Net revenue	$3,225,881	$3,341,902
Operating expenses:
Cost of revenue	1,803,887	2,290,322
Selling and marketing	364,980	1,438,875
General and administrative	1,681,607	2,244,474
Research and development	78,697	221,545
Total operating expenses	3,929,171	6,195,216
Operating loss	(703,290)	(2,853,314)
Interest expense	(1,486,133)	(1,131,439)
Loss from continuing operations	(2,189,423)	(3,984,754)
Net loss from discontinued operations, net of tax benefit of $0	—	(1,593,448)
Net loss	(2,189,423)	(5,578,201)
Dividend to member unit holder of Myeloma Health LLC	(240,000)	(300,000)
Net loss attributable to member of Signal Genetics LLC	$(2,429,432)	$(5,878,201)
Basic and diluted net loss per unit:
Net loss from continuing operations attributable to member of Signal Genetics LLC	$(27.03)	$(49.00)
Net loss from discontinued operations attributable to member of Signal Genetics LLC	—	(18.22)
Net loss attributable to member of Signal Genetics LLC	$(27.03)	$(67.22)
Average units outstanding – basic and diluted	89,864	87,448

See accompanying notes to unaudited consolidated financial statements.

Signal Genetics LLC and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

	Nine Months Ended
	September 30, 2013	September 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,189,423)	$(5,578,201)
Net loss from discontinued operations	—	(1,593,448)
Net loss from continuing operations	(2,189,423)	(3,984,753)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	111,886	108,039
Equity incentive compensation expense	—	7,215
Non-cash interest on note payable – related party	1,484,149	1,118,045
Amortization of deferred rent	6,080	7,059
Changes in operating assets and liabilities:
Accounts receivable	270,273	(657,521)
Inventory	(39,146)	176,916
Prepaid expenses and other current assets	(28,409)	(27,508)
Accounts payable and other accrued expenses	(281,782)	(1,094,901)
Net cash used in operating activities of discontinued operations	(143,875)	(1,667,551)
Net cash used in operating activities	(810,247)	(6,014,960)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,146)	(106,913)
Increase in restricted cash	(75)	(50,054)
Decrease in security deposits	10,548	—
Net cash provided by (used in) investing activities	8,327	(156,967)
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions	(240,000)	(540,000)
Repayment of note payable	(45,853)	(44,389)
Payments for deferred issuance costs	(154,033)	—
Proceeds from note payable – related party	11,816,183	6,420,000
Repayment of note payable – related party	(10,460,657)	—
Net cash provided by financing activities	915,640	5,835,611
NET INCREASE (DECREASE) IN CASH	113,720	(336,316)
CASH:
Beginning of period	112,534	651,196
End of period	$226,254	$314,880

See accompanying notes to unaudited consolidated financial statements.

Signal Genetics LLC and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

1. Organization, Operations and Basis of Accounting

Signal Genetics LLC (the “Company”) was originally formed as Myeloma Health LLC, in January 2010. Effective January 1, 2011 with the formation of Signal Genetics LLC, substantially all the members’ interests in Myeloma Health LLC were exchanged for members’ interests in Signal Genetics LLC and Myeloma Health LLC became a wholly-owned subsidiary. The accompanying consolidated financial statements include the Company and its wholly-owned subsidiaries, all intercompany accounts and transactions have been eliminated in consolidation.

The Company is a commercial stage, molecular diagnostic company focused on providing innovative diagnostic services that help physicians make better-informed decisions concerning the care of their patients suffering from cancer. In 2010 the Company became the exclusive licensee to the research on multiple myeloma (“MM”) performed at the University of Arkansas for Medical Sciences (“UAMS”). Myeloma Prognostic Risk Signature (“MyPRS®”) is based upon more than two decades of clinical research on nearly 10,000 MM patients who received their care at UAMS. The Company currently generates revenues from the performance of MyPRS® diagnostic tests, which was launched in April 2011.

Since its inception, the Company has devoted substantial effort in developing its product and has incurred losses and negative cash flows from operations, and at September 30, 2013 has a members’ deficiency of approximately $22,999,000. All financial support to-date has been provided by the majority member (see Note 7). The Company is forecasting continued losses and negative cash flows as it funds its selling and marketing activities and research and development programs.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to successfully continue is primarily dependent upon continued support from the majority member. In addition, the Company expects to seek additional financing and/or strategic investments. However, there can be no assurance that any additional financing or strategic investments will be available on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, the Company will most likely be required to reduce certain discretionary spending, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The accompanying unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted. The accompanying unaudited financial statements include all known adjustments necessary for a fair presentation of the results of interim periods as required by accounting principles generally accepted in the United States. These adjustments consist primarily of normal recurring accruals and estimates that impact the carrying value of assets and liabilities. Actual results may materially differ from these estimates. These financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2012, which are included elsewhere in this Registration Statement. The December 31, 2012 balance sheet is derived from the Company’s audited financial statements.

2. Summary of Significant Accounting Policies

Use of Estimates — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the Company’s financial statements and accompanying notes. Significant estimates in these financial statements have been made for revenue, impairment of long-lived assets, depreciation of property and equipment and equity incentive compensation. Actual results could differ materially from those estimates.

Signal Genetics LLC and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

2. Summary of Significant Accounting Policies - (continued)

Accounts Receivable and Allowance for Doubtful Accounts —  The Company records accounts receivable net of an allowance for doubtful accounts. The Company estimates an allowance for doubtful accounts based on the aging of the accounts receivable and the historical collection experience since the Company’s inception for each type of payor. The Company has not had any bad debts from any of its contracted customers or noncontracted insurance companies, therefore there is no allowance for doubtful accounts recorded as of September 30, 2013 and December 31, 2012.

Inventory — Inventory, which consists entirely of finished goods, is valued at the lower of cost or market using the first-in, first-out (“FIFO”) method.

Property and Equipment — Property and equipment is carried at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Long Lived Assets — The Company reviews long-lived assets, consisting of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted cash flows. If long-lived assets are impaired, an impairment loss is recognized and is measured as the amount by which the carrying value exceeds the estimated fair value of the assets. No impairment charges were recorded during the nine months ended September 30, 2013 or 2012.

Revenue Recognition — Revenues that are derived from testing services are recognized in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 605, Revenue Recognition, which requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred and title and the risks and rewards of ownership have been transferred to the client or services have been rendered; (3) the price is fixed or determinable; and (4) collectability is reasonably assured. The Company records revenues when the tests have confirmed results that are evidence that the services have been performed.

Revenues are recorded on an accrual basis as the contractual obligations are completed and as a set of assays is processed through our laboratory under a specified contractual protocol are billed to various payors, including Medicare, contracted insurance companies, directly billed customers (UAMS, pharmaceutical companies, reference labs and hospitals) and non-contracted insurance companies. The Company reports revenues from Medicare, contracted insurance companies and directly billed customers based on the contractual rate. The contractual rate is based on established agreed upon rates between the Company and the respective payor and is the price invoiced by the Company. The Company reports revenues from non-contracted insurance companies based on the amount expected to be collected which is based on the historical collection experience of each payor or payor group, as appropriate. The difference between the amount billed and the amount estimated to be collected from non-contracted insurance companies is recorded as a contractual allowance at the same time the revenue is recognized, to arrive at reported net revenue. The Company does not record revenue from individuals for billings, deductibles or co-pays until cash is collected; as collectability is not assured at the time services are provided, therefore there are no accounts receivable from self-payors. Gross revenues from individuals have been immaterial. The Company’s estimates of net revenue for non-contracted insurance companies are subject to change based on the contractual status and payment policies of third-party payors with whom we deal. The Company regularly refines our estimates in order to make our estimated revenue as accurate as possible based on our most recent collection experience with each third-party payor. The Company regularly reviews our historical collection experience for non-contracted payors and adjusts our expected revenues for current and subsequent periods accordingly.

Signal Genetics LLC and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

2. Summary of Significant Accounting Policies - (continued)

The table below shows the adjustments made to gross revenues to arrive at net revenues, the amount reported on our statements of operations:

	Nine Months Ended
	September 30, 2013	September 30, 2012
Gross revenues	$3,959,638	$5,088,482
Less: Contractual allowances	733,756	1,746,581
Net revenues	$3,225,882	$3,341,901

Contractual allowances recorded during the nine months ended September 30, 2013 and 2012 represented approximately 19% and 34%, respectively, of gross revenues. The decrease in the percentage was primarily due to the increased revenues to direct-billed customers which increased to approximately 67% of gross revenues during the nine months ended September 30, 2013 from approximately 46% of gross revenues during the nine months ended September 30, 2012.

Income Taxes — The Company is a limited liability company which is not a tax paying entity at the corporate level. Each member is instead individually responsible for their share of the Company’s income or loss for income tax reporting purposes. Net operating losses incurred by the Company as of December 31, 2012 have been used by the members to offset gains on other interests and are therefore not able to be carried forward to the Company.

Applicable accounting guidance requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Accounting provisions also require that a change in judgment that results in subsequent recognition, derecognition, or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the period in which the change occurs. The Company regularly evaluates the likelihood of recognizing the benefit for income tax positions taken in various federal and state filings by considering all relevant facts, circumstances, and information available.

The Company classifies any interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Deferred Rent Obligations — The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and contractually obligated rent escalations) over the lease term. The difference between the cash paid to the landlord and the amount recognized as rent expense on a straight-line basis is included in deferred rent in the accompanying consolidated balance sheets.

Equity Incentive Compensation — The Company accounts for equity incentive compensation in accordance with FASB ASC 718, Stock Compensation. Equity incentive compensation expense for all equity-based compensation awards granted is based on the grant-date fair value estimated in accordance with the provisions of ASC 718. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period.

Fair Value of Financial Instruments — The Company’s management believes the carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short maturity. The fair value of the note payable — related party cannot be reasonably estimated as a result of the related party arrangement. The present value of the net minimum note payable at September 30, 2013 and December 31, 2012 was approximately $58,000 and $103,000, respectively.

Supplemental Disclosure of Cash Flow Information — During the nine months ended September 30, 2013, the Company paid approximately $1,182,000 in interest to related parties (see Note 6). There was no

Signal Genetics LLC and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

2. Summary of Significant Accounting Policies - (continued)

interest paid during the nine months ended September 30, 2012. In addition, at September 30, 2013, there are deferred issuance costs of approximately $63,000 included in accounts payable and accrued expenses.

Concentration of Credit Risk, Major Customers and Suppliers — Cash is maintained at one financial institution and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances.

During the nine months ended September 30, 2013 and 2012, the Company had one major customer, UAMS. Revenue sourced either from or through UAMS accounted for approximately 84% of net revenue for both periods. Accounts receivable sourced either from or through UAMS at September 30, 2013 and December 31, 2012 accounted for approximately 67% and 85%, respectively.

Inventory used in the Company’s testing process is procured from one supplier. Any supply interruption or an increase in demand beyond the suppliers’ capabilities could have an adverse impact on the Company’s business. Management believes it can identify alternative sources, if necessary, but it is possible such sources may not be identified in sufficient time to avoid an adverse impact on its business.

Recent Accounting Pronouncements — We have reviewed all recently issued standards and have determined they will not have a material impact on our financial statements or do not apply to our operations.

3. Discontinued Operations

In May 2011, the Company formed a new wholly-owned subsidiary, CC Health LLC, that on June 28, 2011 entered into and consummated the transactions contemplated by an Asset Purchase Agreement (the “Purchase Agreement”) with Diagnocure US, GP and Diagnocure Inc. (collectively, the “Sellers”), pursuant to which the Company purchased various assets relating to a clinical research study. During 2011, the Company further assessed the developmental stage of the studies and determined that the technology was not as far developed as originally believed. Management weighed the expected costs that would need to be incurred and the time period that would be involved and in early 2012, determined to discontinue the studies and instead concentrate on the Company’s core business. Therefore at December 31, 2011, the Company impaired the remaining assets and began unwinding outstanding contracts, pertaining to the CC Health LLC business. Operations were completely closed in the second quarter of 2012.

All operations related to CC Health LLC have been classified as discontinued operations in the accompanying statements of operations. Revenue included in discontinued operations was approximately $98,000 for the nine months ended September 30, 2012. For the nine months ended September 30, 2012 the net loss from discontinued operations was approximately $1,593,000.

The remaining assets of discontinued operations consist of accounts receivable as of December 31, 2012 and the remaining liabilities of discontinued operations consist of accounts payable and accrued expenses as of September 30, 2013 and December 31, 2012.

4. Property and Equipment

Property and equipment at September 30, 2013 and December 31, 2012, consists of the following:

	2013	2012
	(unaudited)
Computer and lab equipment	$1,317,768	$1,315,622
Furniture and fixtures	12,250	12,250
Leasehold improvements	6,439	6,439
	1,336,457	1,334,311
Less: Accumulated depreciation and amortization	374,625	262,739
	$961,832	$1,071,572

Signal Genetics LLC and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

4. Property and Equipment - (continued)

Depreciation and amortization expense for the nine months ended September 30, 2013 and 2012 was approximately $112,000 and $108,000, respectively.

5. Other Receivables

Deferred Issuance Costs — During the nine months ended September 30, 2013, the Company has incurred approximately $217,000 of direct costs related to the Registration Statement and the future issuance of new equity. These costs have been recorded as a long-term asset until the related transactions are complete, at which time they will be treated as a reduction of the proceeds.

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at September 30, 2013 and December 31, 2012, consists of the following:

	2013	2012
	(unaudited)
Accounts payable	$17,662	$26,665
Inventory	40,514	—
Legal fees	93,652	249,167
Consulting	4,000	155,833
Issuance costs	62,998	—
Other	73,528	79,473
	$292,354	$511,138

7. Notes Payable

Note Payable — In 2011, the Company acquired certain property and equipment through the issuance of a note payable totaling approximately $182,000. The note is payable in thirty-six monthly installments of $5,320 through August 2014. The present value of the net minimum note payable at September 30, 2013 and December 31, 2012 was approximately $58,000 and $103,000, respectively. The effective interest rate of the note during 2013 and 2012 was 3.4%. The Company has collateralized the note with the related equipment, which had a net value of approximately $315,000 and $345,000 at September 30, 2013 and December 31, 2012, respectively, and is included in computer and lab equipment (see Note 4).

Note Payable — Related Party — During the nine months ended September 30, 2013 and 2012, the Company has been loaned the net amount of approximately $1,356,000 and $6,420,000, respectively, to support operations by its majority member through various entities owned by him. The notes bear interest at 8% compounded quarterly and are due on demand. Interest expense for the nine months ended September 30, 2013 and 2012 was approximately $1,484,000 and $1,118,000, respectively, and has been accrued and included in the balance reflected on the accompanying consolidated balance sheets. During the nine months ended September 30, 2013, member loaned the Company approximately $11,816,000 which was used to repay interest of approximately $1,812,000 and principal of $9,279,000 to the other entities. These notes have the same terms and are collateralized by substantially all of the assets of the Company.

8. Members’ Interests

Distributions — Distributions of $240,000 and $300,000 during the nine months ended September 30, 2013 and 2012, respectively, were made to a member interest unit holder in Myeloma Health LLC, a subsidiary of the Company. The distribution was covered by a dividend made by the Company to Myeloma Health LLC.

Net Loss Per Unit — The Company calculates net loss per unit in accordance with FASB ASC 260, Earnings Per Share. Basic net loss per unit is computed by dividing the net loss for the period by the

Signal Genetics LLC and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

8. Members’ Interests - (continued)

weighted average number of units of members’ interests outstanding for the period. Diluted net loss per unit is computed by dividing the net loss by the weighted average number of units of members’ interests and dilutive unit equivalents then outstanding. Unit equivalents consist of equity incentive units.

At September 30, 2013 and 2012, 23,571 and 4,000 equity incentive units were excluded from basic and diluted net loss per unit since they had not vested and due to the net loss incurred during the respective years.

9. Commitments and Contingencies

Letters of Credit — At September 30, 2013, the Company was contingently liable for a standby letter of credit issued by a commercial bank for $50,000, for security on a lease. The Company has approximately $50,000 in a restricted cash account that is held as cash collateral for the letter of credit.

Litigation — The Company is, from time to time, involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. As of September 30, 2013, the Company is not a defendant in any lawsuits.

Litigation Settlement — In August 2013, the Company settled a suit in which they were the plaintiff for a tortuous interference claim regarding a potential acquisition and agreed to settle for a payment of at least $350,000. This amount is to be paid $250,000 no later than January 2014 and $100,000 no later than January 2015. In addition if the defendants have made sales of their technology by the end of 2015, the Company will also be paid the lesser of 10% of the total sales as of the end of 2015 or $100,000. This payment shall be made in January 2016. As of September 30, 2013, no receivable or gain has been recorded due to the uncertainty surrounding the gain contingency. The gain will be recorded when cash is collected.

10. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued.

        Shares
Common Stock

PROSPECTUS

Aegis Capital Corp

           , 2014

Until            , 2014 (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with our public offering. All amounts shown are estimates except for the SEC registration fee, the NASDAQ listing fee and the FINRA filing fee:

SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expense		*
Total	$

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our certificate of incorporation provides for indemnification of our directors and executive officers to the maximum extent permitted by the Delaware General Corporation Law, and our bylaws provide for indemnification of our directors and executive officers to the maximum extent permitted by the Delaware General Corporation Law.

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, the Registrant made sales of the following securities without registration under the Securities Act:

Prior to the effectiveness of the registration statement, we will convert from a Delaware limited liability company into a Delaware corporation, or the corporate conversion. At the time of the corporate conversion, all of the outstanding Class A and Class B units of Signal Genetics LLC will be automatically converted into shares of our common stock. The issuance of common stock to our members in the corporate conversion will be exempt from registration under the Securities Act by virtue of the exemption provided under Section 3(a)(9) thereof as the common stock will be exchanged by us with our existing security holders exclusively and no commission or other remuneration will be paid or given directly or indirectly for soliciting such exchange. The issuance of common stock will also be exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering.

We also intend to convert $     aggregate principal amount of debt into      shares of our common stock, or the debt conversion, prior to the effectiveness of the registration statement. The issuance of common stock in the debt conversion will also be exempt from registration under the Securities Act by virtue of the exemption provided under Section 3(a)(9) as the exchange will be made by us with our existing security holders exclusively and no commission or other remuneration will be paid or given directly or indirectly for soliciting such exchange. The issuance of common stock will also be exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this registration statement.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(f)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(h)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(i)	The undersigned Registrant hereby undertakes that:
(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on [•], 2014.

SIGNAL GENETICS, INC.

By:	Name: Samuel D. Riccitelli Title: President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Signal Genetics, Inc., a Delaware corporation, hereby severally constitute and appoint Samuel D. Riccitelli, our true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, and in any and all capacities, to sign for us and in our names in the capacities indicated below any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
Samuel D. Riccitelli	Chief Executive Officer and Director (Principal Executive Officer)	[•], 2014
Robert Johnson	Chief Accounting Officer and Interim Chief Financial Officer (Principal Financial and Accounting Officer)	[•], 2014
Bennett S. LeBow	Chairman of the Board of Directors	[•], 2014

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1	Certificate of Formation of Signal Genetics LLC.
3.2	Amended and Restated Limited Liability Company Agreement of Signal Genetics LLC, dated as of January 1, 2011.
3.3	First Amendment to Amended and Restated Limited Liability Company Agreement of Signal Genetics LLC, dated as of January 27, 2011.
3.4*	Form of Certificate of Incorporation of Signal Genetics, Inc.
3.5*	Form of Bylaws of Signal Genetics, Inc.
4.1*	Specimen Common Stock certificate.
5.1*	Opinion of Reed Smith LLP.
10.1	Assignment of Membership Interests between LeBow Alpha LLLP and Signal Genetics LLC, dated January 1, 2011.
10.2†	License Agreement between The Board of Trustees of the University of Arkansas on behalf of the University of Arkansas for Medical Sciences and Myeloma Health LLC, dated April 1, 2010.
10.3†	First Amendment to License Agreement between The Board of Trustees of the University of Arkansas on behalf of the University of Arkansas for Medical Sciences and Myeloma Health LLC, dated September 1, 2010.
10.4†	Second Amendment to License Agreement between The Board of Trustees of the University of Arkansas on behalf of the University of Arkansas for Medical Sciences and Myeloma Health LLC, dated September 14, 2010.
10.5†	Third Amendment to License Agreement between The Board of Trustees of the University of Arkansas on behalf of the University of Arkansas for Medical Sciences and Myeloma Health LLC, dated October 2011.
10.6	Fourth Amendment to License Agreement between The Board of Trustees of the University of Arkansas on behalf of the University of Arkansas for Medical Sciences and Myeloma Health LLC, dated December 1, 2011.
10.7†	Reference Laboratory Services Agreement between The Board of Trustees of the University of Arkansas on behalf of the University of Arkansas for Medical Sciences’ Clinical Laboratory and Signal Genetics LLC, dated March 21, 2011.
10.8†	Reference Laboratory Services Agreement for Research Specimens between The Board of Trustees of the University of Arkansas on behalf of the University of Arkansas for Medical Sciences’ Myeloma Institute for Research Therapy and Signal Genetics LLC, dated March 21, 2011.
10.9	Secured Demand Promissory Note between Signal Genetics LLC, Myeloma Health LLC, Respira Health LLC and CC Health LLC and LeBow Alpha LLLP, dated November 3, 2011.
10.10	Guaranty and Security Agreement between Signal Genetics LLC, Myeloma Health LLC, Respira Health LLC and CC Health LLC and LeBow Alpha LLLP, dated November 3, 2011.
10.11	Employment Agreement between Signal Genetics LLC and Samuel D. Riccitelli, dated October 31, 2012
10.12	Incentive Units Agreement between Signal Genetics LLC and Samuel D. Riccitelli, dated October 31, 2012.
10.13	Amendment to Employment Agreement and Incentive Units Agreement between Signal Genetics LLC and Samuel D. Riccitelli, dated October 9, 2013.
10.14*	Form of Indemnification Agreement between Signal Genetics, Inc. and each of its directors and executive officers.
21.1*	Subsidiaries of Signal Genetics, Inc.
23.1*	Consent of BDO USA, LLP
23.2*	Consent of Reed Smith LLP (See Exhibit 5.1 above).
24.1*	Power of Attorney (Included in the signature page of this Registration Statement).
99.1*	Consent of director appointees to serve on board of directors.

*	To be filed by amendment
†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.